WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG
TELEPHONE : (852) 2514 4700 FAX : (852) 2521 7198

24 July 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Dear Sirs

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

PN/ak
Encl.

dlw 7/30

File No. 82-3990

Annex A to Letter to the SEC dated
24 July , 2008 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	See attached
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	N/A

4. Title: Notification of Changes in Officers
(Directors, Secretaries and Auditors)

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. See attached

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. See attached

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: - Expiry of Share Options See attached

KMC00998.DOC

Attachment to Annex A

File No. 82-3990

Item no. 2 - Annual Report 2007
- Announcement: 2007 Final Results

Item no. 8 - Announcement: Connected Transaction in Relation to the Acquisition of the Entire Issued Share Capital in Sunny Villa Holdings Limited and the Shareholder's Loan
- Announcement and Circular: Discloseable Transaction – Acquisition of Property
- Announcement and Circular: Discloseable Transaction in Relation to the Acquisition of 60% Interest in a Company Engaging in Design, Trading and Sale of Apparel Business in the People's Republic of China

Item no. 9 - Notice of Meeting of the Board of Directors dated 14 March 2008

Item no. 12 - Circular: Proposed Directors for Re-Election
- Circular: Proposed Capital Reorganisation, Bonus Share Issue and Refreshment of the Scheme Limit under the 2002 Share Option Scheme

Item no. 14 - Notice of Annual General Meeting dated 7 April 2008
- Notice of Special General Meeting dated 7 April 2008

Item no. 16 - Form N3 – Annual Return of a Non- Hong Kong Company

Item no. 18 - Announcement: Results of the Special General Meeting, Adjustments Of Share Options and Adjustment To Conversion Price of 7.25% Coupon Convertible Note Due 2008

Item no. 21 - Form 1 – Individual Substantial Shareholder Notices (21 sets)

Item no. 22 - Form 2 – Corporate Substantial Shareholder Notices (22 sets)

Item no. 26 - Form 3A – Director's and Chief Executive's Notice – Interests in Shares of Listed Corporation (26 sets)

Item no. 27 - Board minutes in approving the expiry of share options (1 set)

COPY

RECEIVED
2008 JUL 29 P 12:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

2007 FINAL RESULTS

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region and, in particular, the markets of the People's Republic of China ("PRC") (Note), Hong Kong, Macau, Singapore and Malaysia. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products and property investment.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended December 31, 2007 were as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Turnover	*3*	**1,153,201**	786,580
Cost of sales		**(938,222)**	(624,947)
Gross profit		**214,979**	161,633
Other operating income		**4,479**	16,245
Distribution costs		**(72,125)**	(55,121)
Administrative expenses		**(145,220)**	(120,198)
Gain on disposal of properties held for sale		**–**	5
Loss on disposal of investment properties		**–**	(260)
Fair value gains on investment properties		**2,022**	25,026
Reversal of write-down of properties held for sale to net realisable value		**–**	400
Profit from operations	*5*	**4,135**	27,730
Finance costs		**(14,355)**	(11,381)
Impairment on available-for-sale financial assets		**(6,000)**	–
Provision for guarantee		**(7,500)**	–
Loss on disposal of a subsidiary		**–**	(15,935)
Gain on disposal of subsidiaries	*6*	**76,021**	28,624
Loss on disposal of an associate		**(1,968)**	(9,723)
Share of results of associates		**(1,169)**	(7,777)
Profit before tax		**49,164**	11,538
Income tax expenses	*7*	**(6,256)**	(1,141)
Profit for the year		**42,908**	10,397
Attributable to:			
Equity holders of the Company		**35,677**	7,114
Minority interests		**7,231**	3,283
		42,908	10,397
Earnings per share of profit attributable to equity holders of the Company – Basic and diluted	*8*	**HK$0.15**	HK$0.03

CONSOLIDATED BALANCE SHEET
At December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-current assets			
Investment properties		**9,600**	234,918
Property, plant and equipment		**44,541**	100,479
Prepaid lease payments		**1,558**	–
Goodwill		**2,787**	2,597
Interests in associates		**–**	10,727
Available-for-sale financial assets		**30,527**	527
Deferred tax assets		**16**	4,215
		89,029	353,463
Current assets			
Inventories		**124,993**	150,477
Properties held for sale, at net realisable value		**23,400**	23,400
Trade and other receivables	*9*	**185,075**	149,440
Amounts due from associates		**14,260**	3,951
Other financial assets at fair value through profit or loss		**17**	11
Cash and cash equivalents		**363,949**	40,944
		711,694	368,223
Current liabilities			
Trade and other payables	*10*	**243,956**	163,567
Bills payables		**36,758**	45,984
Tax payables		**162**	296
Amounts due to related companies		**1,343**	6,914
Convertible loan note		**30,207**	–
Obligations under finance leases – due within one year		**936**	1,387
Borrowings – due within one year		**70,827**	122,671
		384,189	340,819
Net current assets		**327,505**	27,404
Total assets less current liabilities		**416,534**	380,867
Non-current liabilities			
Convertible loan note		**–**	29,549
Obligations under finance leases – due after one year		**168**	1,121
Borrowings – due after one year		**13,506**	11,303
Deferred tax liabilities		**6**	19,915
		13,680	61,888
Net assets		**402,854**	318,979
Capital and reserves			
Share capital		**255,314**	221,615
Reserves		**125,064**	82,361
Equity attributable to equity holders of the Company		**380,378**	303,976
Minority interests		**22,476**	15,003
Total equity		**402,854**	318,979

Notes:

1. **Application of new and revised Hong Kong Financial Reporting Standards ("HKFRSs")**

In the current year, the Group has applied, for the first time, the following of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are effective for the Group's financial year beginning January 1, 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions[2]
HK(IFRIC) – Int 12	Service Concession Arrangements[3]
HK(IFRIC) – Int 13	Customer Loyalty Programmes[4]
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[3]

[1] Effective for annual periods beginning on or after January 1, 2009
[2] Effective for annual periods beginning on or after March 1, 2007
[3] Effective for annual periods beginning on or after January 1, 2008
[4] Effective for annual periods beginning on or after July 1, 2008

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

2. **Basis of preparation**

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKASs") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

3. Turnover

	2007 HK$'000	2006 HK$'000
Sales of goods to customers, less returns and discounts	1,071,904	717,903
Maintenance service income	65,866	58,991
Rental income	15,431	9,686
	1,153,201	786,580

4. Business and geographical segments

Business segments

Principal activities of the Group are as follows:

Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Electrical appliances	Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products
Property investment	Rental of investment properties and properties held for sale

Segment information about these businesses is presented below.

2007

	Cars and car accessories HK$'000	Electrical appliances HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover						
External sales	883,787	208,526	15,431	45,457	-	1,153,201
Inter-segment sales	-	110	-	-	(110)	-
Total turnover	883,787	208,636	15,431	45,457	(110)	1,153,201
Inter-segment sales are charged at prevailing market rates.						
Results						
Segment results	23,148	1,834	11,884	(6,270)	-	30,596
Unallocated corporate expenses						(26,461)
Profit from operations						4,135
Finance costs						(14,355)
Impairment on available-for-sale financial assets						(6,000)
Provision for guarantee						(7,500)
Gain on disposal of subsidiaries						76,021
Loss on disposal of an associate						(1,968)
Share of result of an associate	(1,169)	-	-	-	-	(1,169)
Profit before tax						49,164
Income tax expenses						(6,256)
Profit for the year						42,908

2006

	Cars and car accessories HK$'000	Electrical appliances HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover						
External sales	550,632	225,379	9,686	883	-	786,580
Inter-segment sales	-	948	-	-	(948)	-
Total turnover	550,632	226,327	9,686	883	(948)	786,580
Inter-segment sales are charged at prevailing market rates.						
Results						
Segment results	13,872	4,653	25,735	(3,600)	-	40,660
Negative goodwill						8,008
Unallocated corporate expenses						(20,938)
Profit from operations						27,730
Finance costs						(11,381)
Loss on disposal of a subsidiary						(15,935)
Gain on disposal of a subsidiary						28,624
Loss on disposal of an associate						(9,723)
Share of results of associates	2,785	(10,562)	-	-	-	(7,777)
Profit before tax						11,538
Income tax expenses						(1,141)
Profit for the year						10,397

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		**Contribution to operating results**	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**980,599**	675,901	**23,947**	34,879
Singapore	**69,539**	57,222	**1,999**	1,811
Malaysia	**33,532**	29,659	**1,727**	1,879
PRC	**57,017**	9,359	**(1,954)**	(6,260)
Macau	**11,175**	12,567	**280**	83
Others	**1,339**	1,872	**118**	31
	1,153,201	786,580	**26,117**	32,423
Other operating income			**4,479**	16,245
Unallocated corporate expenses			**(26,461)**	(20,938)
Profit from operations			**4,135**	27,730

5. Profit from operations

	2007 *HK$'000*	2006 *HK$'000*
Profit from operations has been arrived at after charging:		
Auditors' remuneration	**915**	3,012
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value of approximately HK$1,029,000 (2006: HK$1,083,000))	**938,222**	624,947
Amortisation of prepaid lease payments	**5**	–
Depreciation of:		
Owned assets	**9,871**	8,582
Assets held under finance leases	**883**	454
Staff costs, including Directors' emoluments	**88,749**	68,222
Operating lease rental in respect of land and buildings	**15,916**	10,925
Loss on disposal of property, plant and equipment	**–**	9
Fair value losses:		
Other financial assets at fair value through profit or loss	**–**	9
Derivative financial instruments	**–**	57
Share-based payment expenses	**2,153**	–
and crediting:		
Interest income	**1,922**	348
Foreign exchange differences, net	**593**	769
Fair value gains:		
Other financial assets at fair value through profit or loss	**6**	–
Derivative financial instruments	**57**	–
Gain on disposal of property, plant and equipment	**444**	–

6. Gain on disposal of subsidiaries

On September 13, 2007, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement that WKH BVI agreed to sell the entire issued share capital of Wo Kee Hong Estates Limited ("WKH Estates") and Ever Rising Investments Limited ("Ever Rising"), two wholly-owned subsidiaries of WKH BVI for a total consideration of HK$373,000,000. Pursuant to the sale and purchase agreement, WKH BVI and the purchaser shall agree to the adjustments on assets and liabilities of WKH Estates and Ever Rising which is determined by reference to the balance sheets of WKH Estates and Ever Rising. The adjusted liabilities exceed the adjusted assets by approximately HK$15,387,000 and the resulting net consideration received by WKH BVI was approximately HK$357,613,000. The disposal was completed on November 29, 2007 and the transaction costs incurred was approximately HK$4,718,000. The gain of such disposal was approximately HK$76,021,000.

7. **Income tax expenses**

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

	2007 *HK$'000*	2006 *HK$'000*
Current tax:		
Hong Kong Profits Tax	**2,058**	76
Overseas income tax	**193**	217
	2,251	293
Deferred tax:		
Current year	**4,005**	848
Income tax expenses attributable to the Company and its subsidiaries	**6,256**	1,141

8. **Earnings per share**

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of approximately HK$35,677,000 (2006: HK$7,114,000) and on the weighted average number of 233,898,682 (2006: 221,615,433) ordinary shares in issue during the year.

Diluted earnings per share for the years ended December 31, 2007 and 2006 were the same as the basic earnings per share. The Company's outstanding share options and convertible loan notes were not included in the calculation of diluted earnings per share because the effects of the Company's outstanding share options and convertible loan note were anti-dilutive.

9. **Trade and other receivables**

	2007 *HK$'000*	2006 *HK$'000*
Trade receivables	**130,118**	122,565
Less: Allowance for doubtful debts	**(4,832)**	(5,731)
Total trade receivables, net of allowance for doubtful debts	**125,286**	116,834
Deposits, prepayments and other receivables	**59,789**	32,606
	185,075	149,440

The following is an aged analysis of trade receivables net for allowance of doubtful debts at the balance sheet date:

	2007 *HK$'000*	2006 *HK$'000*
Within 30 days	**82,794**	93,422
31 to 60 days	**18,699**	14,405
61 to 90 days	**6,048**	3,999
91 days to 1 year	**16,396**	3,492
Over 1 year	**1,349**	1,516
Total	**125,286**	116,834

The Group allows an average credit period of 7 to 90 days to its customers.

The fair values of the Group's trade and other receivables at December 31, 2007 approximate to the corresponding carrying amounts.

10. Trade and other payables

The following were an aged analysis of trade payables at the balance sheet date:

	2007 *HK$'000*	2006 *HK$'000*
Within 30 days	**7,995**	7,518
31 to 60 days	**3,111**	3,314
61 to 90 days	**8,953**	4,832
91 days to 1 year	**1,410**	3,312
Over 1 year	**2,314**	543
Total trade payables	**23,783**	19,519
Derivative financial instruments	**–**	57
Customers' deposits, accruals and other payables	**220,173**	143,991
	243,956	163,567

The fair values of the Group's trade and other payables at December 31, 2007 approximate to the corresponding carrying amounts.

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2006: nil) for the year ended December 31, 2007. No interim dividend was paid during the year (2006: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

RESULTS OF OPERATIONS

Turnover

For the year ended December 31, 2007, Group turnover recorded a nine-year high of HK$1,153.2 million, a significant growth of 46.6%, compared to HK$786.6 million last year. For all major business segments, we were able to maintain an upsurge, highlighted by the robust growth of our car operations in particular.

Gross Profit

Our gross profit margin decreased by 1.9% from 20.5% last year to 18.6% this year whilst our gross profit contribution increased by HK$53.4 million to HK$215.0 million (2006: HK$161.6 million). This erosion of profit margin was mainly due to the increase in product costs of cars during the reporting year.

Distribution Costs and Administrative Expenses

Distribution costs were up by 30.9% to HK$72.1 million (2006: HK$55.1 million), due mainly to the corresponding increase in turnover.

The increase in administrative expenses of HK$25.0 million from HK$120.2 million of last year to HK$145.2 million this year is, again, mainly attributed to the corresponding increase in turnover as well as additional staff and related cost incurred in the course of our preparation of new and impending business.

Profit from Operations

The Board is pleased to report that profit from operations was HK$4.1 million (2006: HK$27.7 million). This was less than 2006 due to a considerable amount of fair value gain of HK$25.0 million (2007: HK$2.0 million) on investment properties having been included in the profit of 2006.

Finance costs increased by HK$3.0 million from HK$11.4 million to HK$14.4 million due to the need of more funding to fuel the expanded business as well as to invest in capital expenditure of new business during the reporting period.

We have made due impairment of HK$6.0 million (2006: Nil) on our 10% investment in Digital Outdoor Television (Hong Kong) Limited, which is at its development stage and has yet to build its revenue base in the coming year.

A HK$7.5 million (2006: Nil) provision was made for a guarantee arising from our obligations in respect of the agreement to dispose of an associate signed in June 2006. We do not expect any material additional claim to emerge after this provision.

The disposal of two wholly-owned subsidiaries resulted in a significant gain of HK$76.0 million (2006: HK$28.6 million) attributable to the profit of this year.

Upon disposal of the 29% investment in our associate company in Shanghai, a small loss of HK$2.0 million (2006: HK$9.7 million) was recorded in this year. Our share of the loss incurred by the same associate was booked at HK$1.2 million (2006: HK$7.8 million) for this year.

Profit Attributable to Shareholders

The board is pleased to deliver an increased profit attributable to shareholders of HK$35.7 million (2006: HK$7.1 million) as a result of our increased turnover and gain on disposal of two subsidiaries. We are cautiously optimistic of a continuing growth of our sales across all the major business segments, especially the car and fashion business.

Financial Conditions

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

Cash and cash equivalents at December 31, 2007 were HK$363.9 million (2006: HK$40.9 million). The disposal of the two subsidiaries at the end of November 2007 contributed to the high cash level at year end. Moreover, the cash generated from operating activities was approximately HK$53.9 million compared with a cash outflow of HK$32.2 million in 2006. This reflected the strong ability of the Group to generate or raise funds as and when required.

The Group had total borrowings at December 31, 2007 amounting to HK$84.3 million (2006: HK$134.0 million). The Group's long term gearing ratio stood at 3.6% (2006: 13.8%), based on non-current liabilities (excluding deferred tax) of HK$13.7 million (2006: HK$42.0 million) and shareholders' equity of HK$380.4 million (2006: HK$304.0 million). The current ratio was 1.9 (2006: 1.1), based on current assets of HK$711.7 million (2006: HK$368.2 million) and current liabilities of HK$384.2 million (2006: HK$340.8 million).

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the year under review. At December 31, 2007 the total outstanding foreign exchange contracts purchased with banks amounted to HK$11.1 million (2006: HK$7.0 million).

The Group had trading facilities at December 31, 2007 amounting to HK$274.2 million (2006: HK$288.8 million) of which HK$150.2 million (2006: HK$186.1 million) was utilised. Certain of the Group's properties, inventories, cash deposits and all assets of a subsidiary were pledged at year ended 2007 in an aggregate amount of HK$156.5 million (2006: HK$385.1 million) to secure facilities granted by our bankers.

At December 31, 2007, the Group had contingent liabilities of approximately HK$3.5 million (2006: HK$11.0 million) in respect of a bank guarantee issued by a subsidiary to the purchaser of the disposed associate in Jiangmen. At December 31, 2006, the Group had contingent liabilities of approximately HK$1.2 million in respect of proceedings involving a subsidiary in India. As the subsidiary was disposed of during the year, there were no such contingent liabilities at December 31, 2007.

BUSINESS REVIEW

Car & Car Accessories

The business consists mainly of the import, sale, distribution and after-sale services of Italian "Ferrari", "Maserati" and "Alfa Romeo" cars and spare parts in Hong Kong and Macau together with the retailing of "Ferrari" and "Maserati" cars by our subsidiary in Dalian, PRC.

Sales increased by 60.5% to HK$883.8 million (2006: HK$550.6 million), driven by very strong "Ferrari" and "Maserati" sales with the addition of "Alfa Romeo" sales for the full year. Despite the first year losses incurred by the "Alfa Romeo" distribution, the car business made a substantial profit contribution to the Group during 2007.

It was our honour to celebrate "Ferrari's" 60th Anniversary in Hong Kong, with a spectacular parade in the city which concluded with a glamorous gala dinner.

Good support from the "Ferrari" factory resulted in an increased allocation of cars for the strong Hong Kong market. The F430 and Spider models continued to perform very well with a strong order book; the 599 GTB Fiorano also did exceptionally well with many delivered to our customers during the year. All these models enjoy very strong order portfolios. We also launched the latest "Ferrari" model, the "430 Scuderia", in the second half of 2007 and it became an instant success with many orders collected.

We had a very good year with "Maserati" car sales in the year, with the introduction of the new Quattroporte Automatic in the first half of the year and the amazing GranTurismo towards the end of the year. Both were very well received by our customers with many orders placed.

The Group also opened the first "Alfa Romeo" 3S Centre in Hong Kong, which demonstrated our high commitment to this brand. 2007 was a year of investment and we shall work diligently to achieve good sales growth in 2008.

Motor Yachts

The business consists of import, sale and distribution of the Italian "Ferretti" motor yachts in PRC and the leading Taiwanese "Horizon" motor yachts in Hong Kong, Macau and PRC. During the year, we opened a well-positioned "Horizon" showroom in Hong Kong. Representative offices will also be set up in various coastal cities of China to promote the two brands. Sales started to pick up in the second half of the year and we expect strong sales growth and profit contribution from this business in 2008.

In January 2008, we were very honoured to be appointed in principle, as the exclusive distributor of "Ferretti" luxurious motor yachts for the whole of PRC, in addition to the southern Territories, held by the Group before. We are confident that this unification of distribution of "Ferretti" motor yachts under our Group will generate further sales growth and achieve greater efficiency in sales and service support.

The Group is also the licensee and has exclusive right to design, manufacture, sell and distribute the American "Playboy" brand of motor yachts in Hong Kong, Macau, PRC and Taiwan.

Fashion and Accessories

The business consists of the import, distribution, sub-licensing and retailing of several fashion brands including Italian "John Richmond", "Richmond "X"", "Richmond Denim" and "Sweet Years". These are premium brands with high potential in our markets, ranging from high-class fashion to designer casual wear. One mono brand shop each of "Richmond "X"" and "Sweet Years" was opened in Hong Kong at the end of 2007; new shops for these two brands will be opened in Hong Kong as well as other major Chinese cities like Beijing and Shanghai in 2008 and beyond.

The Group is also licensed to make American "Playboy" branded female intimate and swim wears; several sales counters were established in major department stores. More are planned to be set up in the coming years.

As the Hong Kong and PRC luxury markets continue to grow with a fast pace, sales growth and high profit margins are expected in the future. The Group put together a very strong and experienced team to develop this new business. More lifestyle fashion and accessories brands are in progressive discussion with the Group on imports and distribution of their products in our markets, and these co-operations may involve the setting up of joint ventures.

In January 2008, the Group was appointed as the exclusive distributor of prestigious Italian "Marina Yachting" sports clothings in Hong Kong, Macau, PRC and Taiwan for five years up to the spring/summer season of 2013. This appointment is extendable for another 5 years subject to mutual agreement.

Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from four major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "GREE" and "Bodysonic", and audio-visual products of our own, "Rogers" and "Bodysonic"; audio-visual products of Japan, "Denon" and "Marantz" and car electronics of Japan, "Alpine". The product ranges are well placed in the market to suit the needs of different market segments. They include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines, wine coolers and car electronics products like CD players, DVD players and monitors.

Sales dropped by 7.5% as a result of our planned scaling back of the audio-visual business; the home and commercial electrical appliances sales remained stable with consistent margins. As a whole, this business sector of the Group continued to be profitable. This was the result of the successful implementation of cost rationalisation.

"MHI" air-conditioners continued to command a leading market position and we expect the booming property markets in Hong Kong and Macau will provide good business potential. The "Frigidaire" wine coolers business made a good increase as wine drinking as a lifestyle continued to gain popularity.

The "Alpine" car entertainment business had a good year as iPod compatible systems were introduced.

Our British "Rogers" brand just celebrated its 60th Anniversary. We are re-focusing this brand on creating high quality audio speakers and amplifiers for the future. An international network of distributors is being appointed by the Group to develop the "Rogers" brand with local expertise in each of these markets.

Property Investment

During the year, two wholly owned subsidiaries engaged in property investment were disposed at a cash consideration of HK$373.0 million. A one-off gain of HK$76.0 million was recorded.

DOTV

In August 2007, the Group acquired 10% indirect interest in Digital Outdoor Television (Hong Kong) Limited ("DOTV") at a consideration of HK$36.0 million. The consideration was satisfied by the issue of 31,266,284 new shares representing approximately 12.25% of the then issued share capital of the Company. DOTV is principally engaged in the business of the provision of outdoor media advertising and broadcasting network. Its TV network spreads over 150 locations, including restaurant chains, record stores and computer arcades, with a daily coverage of over 1,000,000 high spending young adult in Hong Kong. In early 2008, DOTV is the first and only outdoor media company to bring TVB's high-definition content from household to outdoor. With a strong growth in advertising income, DOTV is expected to see an operational break even in the coming year. As the business is still at its development stage, a prudent provision of HK$6.0 million is made at the year end under review.

PERSONNEL

At the end of 2007, the total number of employees of the Group, excluding associates, was 407 (2006: 365), representing an 11.5% increase in headcount. This is mainly due to the expansion of our car business group and the set-up of new business units for distribution of prestigious branded fashion and accessories businesses.

The management is committed to staff motivation and training to ensure that our employees remain stable and yet be competitive and dynamic in the marketplace. All our staff are trained to understand and appreciate the specific needs of customers and to provide quality services. With the continued expansion in PRC and in the direction of securing more luxurious brands for distribution, we encouraged offices to recruit local staff. Together with the continuous organisational improvements led by our committed management team, we are confident that the business and our employees will grow together for the benefit of the Group in the years to come.

SUBSEQUENT EVENTS

Acquisition of the Entire Issued Share Capital in Sunny Villa Holdings Limited and the Shareholder's Loan

On 18 January 2008, Wo Kee Hong (B.V.I.) Limited, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company, pursuant to which Wo Kee Hong (B.V.I.) Limited agreed to acquire the entire issued share capital in Sunny Villa Holdings Limited and the shareholder's loan at an aggregate consideration of HK$4.3 million. Sunny Villa Holdings Limited is a property investment company holding nine units on the 7th floor of a residential building known as Block A, Carlton Heights in Shenzhen, PRC. The transaction was completed on January 28, 2008.

Proposed Capital Reorganisation and Bonus Share Issue

Your Board proposes to put forward a proposal to the shareholders to effect the capital reorganisation which will involve, inter alia, the reduction of the nominal value of each share in issue from HK$1.00 to HK$0.10 by cancelling paid up capital to the extent of HK$0.90 for each issued share.

Subject to the capital reorganisation becoming effective, the Board also proposes a bonus share issue on the basis of one (1) bonus share of HK$0.10 for every five (5) adjusted shares of HK$0.10 each held by the shareholders whose names appear on the register of members of the Company on April 30, 2008.

Proposed Refreshment of the Scheme Limit Under The 2002 Share Option Scheme

The Board also proposes to refresh the scheme limit under the 2002 Share Option Scheme of the Company.

A circular containing, inter alia, details of the capital reorganisation, the bonus share issue and the refreshment of the scheme limit under the 2002 Share Option Scheme, together with the notice of a special general meeting to be held on April 30, 2008, will be despatched to the shareholders as soon as practicable.

PROSPECTS

Looking forward, the management is confident of the continuous growth of the markets in which we operate, particularly in Hong Kong, PRC and Singapore.

This is an especially encouraging time for the retail sectors and the Group foresees very strong growth in lifestyle consumer products, ranging from imported fashion brands to luxury motor yachts.

The Group is working very closely with our associated company, China Premium Lifestyle Enterprise, Inc., a U.S. company listed on the Over-The-Counter Bulletin Board, to develop these kinds of lifestyle businesses in Asia. We expect to achieve very high growth in both our fashion and motor yacht operations. The profit potential of these businesses will be very lucrative. Brand building will be complemented by extensive retail network formation in our markets, especially in Hong Kong and PRC.

We will work on sales and profit growth of the motor car business, which is enjoying a continuous build up of a healthy waiting list with confirmed customers' orders. Several major fashion and premium products brands will also join us in 2008 to develop our mutual businesses in our markets. Effectively a growing platform of lifestyle products will materialize this year and we will prime ourselves to be an innovative market developer in very unique segments of the retail markets.

We shall also start marketing activities of our very high-end "Agusta Westland" helicopters this year. This is a rapidly growing sector with the increase in air traffic between Hong Kong, Macau and, potentially, PRC.

Ongoing cost rationalisation will continue to lower the operational expenses relative to sales in order to increase profit.

The electrical appliance and audio-visual businesses will go through re-engineering to increase sales and profits this year.

We are confident that we can achieve impressive growth in all our business sectors this year and build sustainable operations in the growing lifestyle business in the Asian region at the same time.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the year ended December 31, 2007, except in relation to the separation of the role of chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

AUDIT COMMITTEE REVIEW

The audit committee has reviewed the audited financial statements of the Group for the year ended December 31, 2007 including the accounting principles and practices adopted by the Group, and discussed the internal control and financial reporting matters during the review.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on April 30, 2008. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be despatched on or about April 7, 2008.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, March 28, 2008

As at the date of this announcement, the Board comprises of Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

Copies of the result announcement can be obtained from the principal office in Hong Kong. The 2007 Annual Report and Accounts will be sent to shareholders on or about April 7, 2008.

Wo Kee Hong (Holdings) Limited
Principal Office: 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, N.T.
Fax No.: (852) 2521-7198
Website: http://www.wokeehong.com.hk

Note: For the sole purpose of this announcement, PRC excludes Hong Kong and Macau Special Administrative Regions and Taiwan.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

CONNECTED TRANSACTION

IN RELATION TO

THE ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL IN SUNNY VILLA HOLDINGS LIMITED AND THE SHAREHOLDER'S LOAN

On 18 January 2008, WKH Limited, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement with the Vendor pursuant to which WKH Limited agreed to acquire the entire issued share capital in Sunny Villa and the Shareholder's Loan at an aggregate consideration of HK$4.3 million which shall be settled by internal resources of the Company and payable in cash at Completion.

The Vender, Mr. Richard Man Fai LEE, is the Executive Chairman, the Chief Executive Officer and a controlling shareholder of the Company, and thus is a connected person of the Company under the Listing Rules.

The Acquisition constitutes a connected transaction for the Company under Rule 14A.13(1) of the Listing Rules. As each of the percentage ratios (other than the profits ratio) is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements and will be exempt from the independent shareholders' approval requirements pursuant to Rule 14A.32 of the Listing Rules.

THE SALE AND PURCHASE AGREEMENT DATED 18 JANUARY 2008

Parties

Purchaser: WKH Limited, a wholly-owned subsidiary of the Company.

Vendor: Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company. As at the date of this announcement, Mr. Lee is interested or deemed to be interested in 38.98% of the issued share capital of the Company and thus is a controlling shareholder of the Company.

Assets to be acquired

(i) the Sale Share, being the entire issued share capital of Sunny Villa; and

(ii) the Shareholder's Loan.

Consideration

The Consideration is HK$4.3 million (as to HK$2.5 million for the Sale Share and as to HK$1.8 million for the Shareholder's Loan) which shall be settled by internal resources of the Company and payable in cash at Completion.

The Consideration of the Acquisition was determined after arm's length negotiation between the Company and the Vendor with reference to (i) the unaudited net liabilities of Sunny Villa of approximately HK$0.5 million as at 30 November 2007; (ii) the valuation of the Property as at 31 October 2007 of approximately HK$7.9 million valued by BMI Appraisals Limited, an independent professional valuer; and (iii) the face value of the Shareholder's Loan in the amount of approximately HK$1.8 million as at the date of the Sale and Purchase Agreement.

Conditions

Completion is conditional upon the fulfilment of, among others, the following Conditions:

(a) completion of the legal and financial due diligence review of the business, affairs, operation and financial position of Sunny Villa and the due incorporation of, the valid existence of and the power and capacity to carry on the business by Sunny Villa to the satisfaction of WKH Limited; and

(b) the obtaining of all necessary approvals, authorisations or consents in Hong Kong or elsewhere in relation to the transactions contemplated under the Sale and Purchase Agreement (if applicable).

If any of the Conditions shall not have been fulfilled (or waived in accordance with the Sale and Purchase Agreement) by the Long Stop Date, the Sale and Purchase Agreement and everything therein contained shall, subject to the liability of any party to the other in respect of any breaches of the terms thereof, be null and void and of no effect.

Completion

Completion will be on any business day which is within 7 business days immediately after the Long Stop Date (or such later date as the parties may agree in writing prior to Completion).

Information on Sunny Villa

Sunny Villa is a company incorporated in Hong Kong on 4 May 2006. Sunny Villa is a property investment company. Its principal asset is the Property and principal liabilities comprise the Shareholder's Loan and the bank mortgage. According to the valuation of the Property conducted by BMI Appraisal Limited, an independent professional valuer, the Property was valued at approximately HK$7.9 million as at 31 October 2007. The Property was purchased by Sunny Villa at a total consideration of RMB5,039,002 (equivalent to approximately HK$5,429,959) in 2006 and comprises nine units on the 7th floor of a residential building known as Block A, Carlton Heights in Shenzhen, PRC. The gross floor area of the units ranges from approximately 42 sq.m. to 79 sq.m. each and the total gross floor area of the nine units is approximately 443 sq.m.. The Property has been vacant since acquired by Sunny Villa and has been pledged for banking facilities of Sunny Villa. As at 30 November 2007, the amount outstanding under the bank mortgage was approximately HK$3.7 million. Sunny Villa recorded net audited loss (both before and after tax) of approximately HK$114,000 for the period from 4 May 2006 to 31 December 2006; and unaudited net loss (both before and after tax) of approximately HK$410,000 for the eleven months ended 30 November 2007. The audited net liabilities of Sunny Villa as at 31 December 2006 were approximately HK$114,000.

Upon completion of the Sale and Purchase Agreement, Sunny Villa will be wholly owned by the Company. The results of Sunny Villa will be consolidated into the Group's financial results for the financial year ending 31 December 2008.

Reasons for the Acquisition

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, other electronic and electrical products, and property investment.

The Group already owned eight units on the 7th floor of Block A, Carlton Heights. Upon Completion, the Group will have acquired substantially all the residential units on the 7th floor of Block A, Carlton Height. The Company intends to hold all these units for rental purpose to generate rental revenue for the Group and believes that consolidating the ownership of the residential units on the same floor would enable a more efficient management and administration and further enhance the capital value of the properties. In view of the above, the Directors (including the independent non-executive Directors) are of the view that the terms of the Sale and Purchase Agreement including the Consideration are fair and reasonable so far as the Shareholders are concerned and the Acquisition is in the interests of the Company and the Shareholders as a whole.

General

The Acquisition constitutes a connected transaction for the Company under Rule 14A.13(1) of the Listing Rules. As each of the percentage ratios (other than the profits ratio) is less than 2.5%, the Acquisition is subject to the reporting and announcement requirements and will be exempt from the independent shareholders' approval requirements pursuant to Rule 14A.32 of the Listing Rules.

Definitions

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the conditional acquisition of the entire issued share capital in Sunny Villa and the Shareholder's Loan
"Board"	the board of Directors
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the Shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition in accordance with the Sale and Purchase Agreement
"Conditions"	conditions to Completion of the Sale and Purchase Agreement
"connected person(s)"	has the meaning ascribed to it in the Listing Rules
"Consideration"	the consideration for the Acquisition
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Long Stop Date"	any business day after satisfaction of the last of the Conditions within one month from the date of the Sale and Purchase Agreement or such other date as the parties to the Sale and Purchase Agreement may agree
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Property"	nine apartment units located at Block A, Carlton Heights, Futian Bonded Zone, Shenzhen City, Guangdong Province, the PRC
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	square metre
"Sale Share"	1 share of HK$1.00 in the share capital of Sunny Villa held by the Vendor
"Sale and Purchase Agreement"	the agreement dated 18 January 2008 entered into between the WKH Limited and the Vendor in connection with the Acquisition
"Shareholder's Loan"	the non-interest bearing loan in the amount of approximately HK$1.8 million owed by Sunny Villa to the Vendor
"Shareholders"	the holders of the Shares
"Shares"	the ordinary shares of HK$1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"Sunny Villa"	Sunny Villa Holdings Limited, a company incorporated in Hong Kong which is wholly and beneficially owned by the Vendor prior to Completion
"Vendor"	Richard Man Fai LEE
"WKH Limited"	Wo Kee Hong (B.V.I.) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company

In this announcement, for reference only and unless otherwise specified, the translation of RMB into HK$ is based on the exchange rate of HK$1 to RMB0.928.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 18 January 2008

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION – ACQUISITION OF PROPERTY

On 24 April 2008, Common Joy, a wholly owned subsidiary of the Company, entered into the Provisional Sale and Purchase Agreement with the Vendor in relation to the acquisition of the Property for a consideration of HK$26,800,000.

The Vendor is an Independent Third Party.

The Acquisition constitutes a discloseable transaction under Rule 14.06(2) of the Listing Rules. A circular containing details of the Property will be dispatched to shareholders of the Company within 21 days after the publication of this announcement.

THE ACQUISITION

The Provisional Sale and Purchase Agreement dated 24 April 2008

Parties

Vendor : Liking Industrial Limited, a property holding company and to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its ultimate beneficial owners are Independent Third Parties

Purchaser : Common Joy Limited, a wholly owned subsidiary of the Company

The Property

The Property is an office unit located at Office 3, 5th Floor, Bank of America Tower, No. 12 Harcourt Road, Hong Kong with a gross floor area of approximately1,602 sq. ft..

Consideration

The consideration for the acquisition of the Property is HK$26,800,000. The Consideration is determined after arm's length negotiation between the Group and the Vendor with reference to prices for units of similar size in the same building as provided by the real estate agent.

The Consideration is to be paid as to:

(a) HK$1,340,000 on the date of the signing of the Provisional Sale and Purchase Agreement;

(b) HK$1,340,000 on or before 8 May 2008, being the date of the signing of the formal sale and purchase agreement; and

(c) HK$24,120,000 on or before 9 July 2008, being the date of the completion of the acquisition of the Property.

The first instalment in the amount of HK$1,340,000 has been paid on 24 April 2008, the date of the Provisional Sale and Purchase Agreement.

Completion

Completion of the acquisition of the Property will take place on or before 9 July 2008. Vacant possession of the Property will be delivered on completion.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region, in particular, the markets of the People's Republic of China, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The principle office of the Group is currently located in Kwai Chung, New Territories. With the expansion of the business and operation of the Group, the Group would need to have a CEO office at a central location to meet business clients and for operation purpose. The Property which is located in Central and within close proximity to the public transportation network meets the needs of the Group.

In view of the above, the Directors (including the independent non-executive Directors) are of the view that the terms of the Provisional Sale and Purchase Agreement including the Consideration are fair and reasonable so far as the shareholders are concerned and the Acquisition is in the interests of the Company and the shareholders as a whole.

GENERAL INFORMATION

The Acquisition constitutes a discloseable transaction under Rule 14.06(2) of the Listing Rules. A circular containing details of the Property will be dispatched to shareholders of the Company within 21 days after the publication of this announcement.

DEFINITIONS

"Acquisition"	the acquisition of the Property pursuant to the Provisional Sale and Purchase Agreement;
"Board"	board of directors of the Company;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Common Joy"	Common Joy Limited, a wholly owned subsidiary of the Company;
"Consideration"	the amount of HK$26,800,000;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Third Party"	third party independent of and not connected with the Company and its connected persons (as defined in the Listing Rules);
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	The property located at Office 3, 5th Floor, Bank of America Tower, No. 12 Harcourt Road, Hong Kong;
"Provisional Sale and Purchase Agreement"	the provisional agreement for sale and purchase dated 24 April 2008 entered into between the Vendor and Common Joy in relation to the sale and purchase of the Property;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Vendor"	Liking Industrial Limited;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"sq. ft."	square feet.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 24 April 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser, transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION – ACQUISITION OF PROPERTY

* *for identification purpose only*

9 May 2008

CONTENTS

Page

In this circular, the following expressions shall have the following meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of the Property pursuant to the Provisional Sale and Purchase Agreement;
"Board"	board of directors of the Company;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Common Joy"	Common Joy Limited, a wholly owned subsidiary of the Company;
"Consideration"	the amount of HK$26,800,000;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Third Party"	third party independent of and not connected with the Company and its connected persons (as defined in the Listing Rules);
"Latest Practicable Date"	6 May 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	the property located at Office 3, 5th Floor, Bank of America Tower, No. 12 Harcourt Road, Hong Kong;
"Provisional Sale and Purchase Agreement"	the provisional agreement for sale and purchase dated 24 April 2008 entered into between the Vendor and Common Joy in relation to the sale and purchase of the Property;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	share(s) of HK$0.10 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Vendor"	Liking Industrial Limited;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"sq. ft."	square feet.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

Executive Directors:
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

9 May 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION – ACQUISITION OF PROPERTY

INTRODUCTION

The Company announced on 24 April 2008 that Common Joy, a wholly owned subsidiary of the Company, entered into the Provisional Sale and Purchase Agreement with the Vendor in relation to the acquisition of the Property for a consideration of HK$26,800,000. The Vendor is an Independent Third Party.

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide you with further information regarding the Acquisition.

* *for identification purpose only*

THE PROVISIONAL SALE AND PURCHASE AGREEMENT DATED 24 APRIL 2008

Parties

Vendor:	Liking Industrial Limited, a property holding company and to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Vendor and its ultimate beneficial owners are Independent Third Parties
Purchaser:	Common Joy Limited, a wholly owned subsidiary of the Company

The Property

The Property is an office unit located at Office 3, 5th Floor, Bank of America Tower, No. 12 Harcourt Road, Hong Kong with a gross floor area of approximately 1,602 sq. ft..

Consideration

The consideration for the acquisition of the Property is HK$26,800,000. The Consideration is determined after arm's length negotiation between the Group and the Vendor with reference to prices for units of similar size in the same building as provided by the real estate agent.

The Consideration is to be paid as to:

(a) HK$1,340,000 on the date of the signing of the Provisional Sale and Purchase Agreement;

(b) HK$1,340,000 on or before 8 May 2008, being the date of the signing of the formal sale and purchase agreement; and

(c) HK$24,120,000 on or before 9 July 2008, being the date of the completion of the acquisition of the Property.

As at the Latest Practicable Date, only the first instalment in the amount of HK$1,340,000 has been paid.

Completion

Completion of the acquisition of the Property will take place on or before 9 July 2008. Vacant possession of the Property will be delivered on completion.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region, in particular, the markets of the People's Republic of China, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The principle office of the Group is currently located in Kwai Chung, New Territories. With the expansion of the business and operation of the Group, the Group would need to have a CEO office at a central location to meet business clients and for operation purpose. The Property which is located in Central and within close proximity to the public transportation network meets the needs of the Group.

The Acquisition is not expected to have any material impact on the earnings, assets and liabilities of the Group and would not result in any change of control of the Company.

In view of the above, the Directors (including the independent non-executive Directors) are of the view that the terms of the Provisional Sale and Purchase Agreement including the Consideration are fair and reasonable so far as the Shareholders are concerned and the Acquisition is in the interests of the Company and the Shareholders as a whole.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is drawn to the general information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Long positions in Shares as at the Latest Practicable Date (Note 5):

	Number of Share(s)			
Director	**Personal interests** *(Note 6)*	**Family interests** *(Note 6)*	**Corporate interests** *(Note 6)*	**Total** *(Note 6)*
Mr. Richard Man Fai LEE	2,316,438	78,657 *(Note 1)*	97,133,570 *(Note 2)*	99,528,665
Mr. Jeff Man Bun LEE	471,900	–	98,579,289 *(Notes 2 & 3)*	99,051,189
Mr. Tik Tung WONG	200,000	–	–	200,000
Mr. Waison Chit Sing HUI	100,000	–	–	100,000
Mr. Boon Seng TAN	271,385	–	–	271,385
Mr. Raymond Cho Min LEE	–	–	1,920,200 *(Note 4)*	1,920,200
Ms. Kam Har YUE	5,209,716	–	97,133,570 *(Note 2)*	102,343,286

Notes:

1. The 78,657 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 98,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors hold any short position in the Shares.

6. The number of Shares has not taken into account the bonus Shares to be issued on 9 May 2008.

(b) Long positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Director	Date of option granted	No. of Shares attached to the option *(Note 3)*	Exercisable period	Subscription price per Share HK$ *(Note 3)*
Mr. Richard Man Fai LEE	24 September 2002	2,215,928	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	220,000	11 June 2007 – 10 June 2013	1.0000
	25 September 2007	100,000 *(Note 1)*	25 September 2007 – 24 September 2013	1.0440
Mr. Jeff Man Bun LEE	4 June 2002	314,631	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	143,000	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	100,000	11 June 2007 – 10 June 2013	1.0000
	25 September 2007	120,000	25 September 2007 – 24 September 2013	1.0440

Director	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share
				HK$
		(Note 3)		*(Note 3)*
Mr. Tik Tung WONG	25 September 2007	2,900,000	25 September 2007 – 24 September 2013	1.0440
Mr. Waison Chit Sing HUI	25 September 2007	700,000	25 September 2007 – 24 September 2013	1.0440
Mr. Boon Seng TAN	25 September 2007	170,000	25 September 2007 – 24 September 2013	1.0440
Mr. Raymond Cho Min LEE	4 June 2002	220,241	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	1,144	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	50,000	11 June 2007 – 10 June 2013	1.0000
	25 September 2007	170,000	25 September 2007 – 24 September 2013	1.0440
Mr. Ying Kwan CHEUNG	11 June 2007	50,000	11 June 2007 – 10 June 2013	1.0000
	25 September 2007	170,000	25 September 2007 – 24 September 2013	1.0440
Ms. Kam Har YUE	24 September 2002	64,064 *(Note 2)*	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	80,000	11 June 2007 – 10 June 2013	1.0000
	25 September 2007	140,000	25 September 2007 – 24 September 2013	1.0440

Notes:

1. The Share options granted to Mr. Richard Man Fai LEE's spouse were included.

2. Share options were granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE and former Director of the Company. Mr. Wing Sum LEE ceased to be a Director of the Company on 31 May 2007. Since then, the Share options held by him were reported together with his spouse pursuant to SFO.

3. The number of Shares attached to the option and the subscription price per Share have not been adjusted as a result of the bonus issue of Shares to be effective on 9 May 2008.

(c) Long positions in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporations in which shares or equity interests are held or interested	Number of shares or amount of equity interests held or interested	Class and/or description of shares
Ms. Kam Har YUE	Rogers Entertainment International Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,900 *(Note 1)*	Non-voting deferred shares
	Wo Kee Services Limited	1 *(Note 2)*	Non-voting deferred shares

Notes:

1. 8,500 Shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.

2. The 1 Share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.

Save as disclosed above, none of the Directors and chief executives of the Company have any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Long positions in Shares and underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Name of Shareholder	Number of Shares *(Note 5)*	Number of underlying shares of equity derivatives	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	97,133,570 *(Note 1)*	–	38.04%
Hanny Holdings Limited	325,000 *(Note 3)*	–	0.13%
Great Intelligence Holdings Limited	4,315,800 *(Note 4)*	–	1.69%
Cross Profit Capital Limited	–	30,000,000 *(Notes 2 & 3)*	11.75%

Notes:

1. Modern Orbit Limited is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. All of Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE are directors of the Company.

2. The 30,000,000 underlying Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

3. 325,000 Shares are held by Hanny Holdings Limited.

Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, held approximately 49.90% of the entire issued share capital of Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited. Dr. Charles Kwok Keung CHAN directly held approximately 0.47% of the entire issued share capital of Hanny Holdings Limited. Dr. Charles Kwok Keung CHAN directly held approximately 4.69% of the entire issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the entire issued share capital of ITC Corporation Limited. Ms. Macy Yuen Lan NG is the spouse of Dr. Charles Kwok Keung CHAN.

Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Hanny Holdings Limited. Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

4. 4,315,800 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

ITC Management Group Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

5. The number of Shares has not taken into account the bonus Shares to be issued on 9 May 2008.

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

DIRECTORS' INTEREST IN SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered or is proposing to enter into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

LITIGATION

As at the Latest Practicable Date, so far as the Directors are aware, neither the Company nor any subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

COMPETING INTEREST

As at the Last Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or likely to compete with the business of the Group.

MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and the principal office of the Company in Hong Kong is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The company secretary of the Company is Ms. Phyllis NG, who is an associate member of The Institute of Chartered Secretaries and Administrators.

(c) The qualified accountant of the Company is Mr. Tik Tung WONG, who is a fellow member of the Association of Charted Certified Accountants and associate member of Hong Kong Institute of Certified Public Accountants.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司證券全部售出或轉讓，應立即將本通函交予買主、承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*
(於百慕達註冊成立之有限公司)
(股份編號：720)

須予披露交易－收購物業

* *僅供識別*

二零零八年五月九日

目　錄

頁次

釋　義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購」	指	根據臨時買賣協議收購物業；
「董事會」	指	本公司董事會；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市；
「普熹」	指	普熹有限公司，本公司全資附屬公司；
「代價」	指	港幣26,800,000元；
「董事」	指	本公司董事；
「集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「獨立第三方」	指	獨立於及與本公司及其關連人士(定義見上市規則)概無關連之第三方；
「最後實際可行日期」	指	二零零八年五月六日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「物業」	指	位於香港夏愨道12號美國銀行中心5樓3室之辦公室；
「臨時買賣協議」	指	賣方與普熹就買賣物業於二零零八年四月二十四日訂立之物業臨時買賣合約；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；

釋　義

「股份」	指	本公司股本中每股面值港幣0.10元之股份；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「賣方」	指	禮平貿業有限公司；
「港幣」	指	香港法定貨幣港元；及
「平方呎」	指	平方呎。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

執行董事：
李文輝先生
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

須予披露交易－收購物業

緒言

本公司於二零零八年四月二十四日公告，本公司之全資附屬公司普熹與賣方就以代價港幣26,800,000元收購物業訂立臨時買賣協議。賣方為獨立第三方。

根據上市規則第14.06(2)條，收購構成本公司一項須予披露交易。本通函旨在向 閣下提供有關收購之進一步資料。

* *僅供識別*

日期為二零零八年四月二十四日之臨時買賣協議

訂約方

賣方：　禮平實業有限公司，持有物業之公司，據董事所深知、所悉及所信，並經作出一切合理查詢後，賣方及其最終實益擁有人為獨立第三方

買方：　普熹有限公司，本公司全資附屬公司

物業

物業為位於香港夏慤道12號美國銀行中心5樓3室之辦公室單位，建築面積約為1,602平方呎。

代價

收購物業之代價為港幣26,800,000元。代價乃由本集團與賣方按公平基準磋商並參考地產代理提供同一大廈面積相約單位之價格後釐定。

將予支付代價：

(a) 於簽訂臨時買賣協議之日支付港幣1,340,000元；

(b) 於二零零八年五月八日(即簽訂正式買賣協議之日)或之前支付港幣1,340,000元；及

(c) 於二零零八年七月九日(即收購物業完成之日)或之前支付港幣24,120,000元。

截至最後實際可行日期，僅支付首期港幣1,340,000元。

完成

收購物業將於二零零八年七月九日或之前完成。完成時，物業將以交吉形式交付。

進行收購之理由

本集團主要從事優質品牌產品之進口、市場推廣、分銷及售後服務，以及物業投資。客戶遍及亞洲地區，並以中華人民共和國、香港、澳門、新加坡及馬來西亞市場為主。提供的產品主要包括汽車、汽車配件、機動遊艇、直升機、高檔時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品。

本集團之主要辦事處現時位於新界葵涌。隨著本集團業務及營運之擴展，本集團需要一個位處市中心之行政總裁辦事處，以便與業務客戶會面及集團營運。物業位於中環，鄰近公共交通網絡，符合本集團需要。

收購預期對本集團之盈利、資產及負債不會構成任何重大影響，亦不會導致本公司控制權有任何變動。

有見及此，董事(包括獨立非執行董事)認為，臨時買賣協議之條款(包括代價)對股東而言屬公平合理，收購亦符合本公司及股東整體利益。

一般事項

根據上市規則第14.06(2)條，收購構成本公司一項須予披露交易。

其他資料

謹請　閣下留意本通函附錄所載之一般資料。

此致

列位股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零八年五月九日

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本通函內表達之所有意見乃經審慎周詳考慮後作出，且本通函並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

董事於本公司股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於最後實際可行日期於股份中擁有之好倉(附註5)：

		股份數目		
董事	**個人權益**	**家族權益**	**公司權益**	**總計**
	(附註6)	*(附註6)*	*(附註6)*	*(附註6)*
李文輝先生	2,316,438	78,657 *(附註1)*	97,133,570 *(附註2)*	99,528,665
李文彬先生	471,900	–	98,579,289 *(附註2及3)*	99,051,189
汪滌東先生	200,000	–	–	200,000
許捷成先生	100,000	–	–	100,000
陳文生先生	271,385	–	–	271,385
李卓民先生	–	–	1,920,200 *(附註4)*	1,920,200
余金霞女士	5,209,716	–	97,133,570 *(附註2)*	102,343,286

附註：

1. 該78,657股股份由李文輝先生之配偶何秀月女士持有。

2. 該97,133,570股股份由Cyber Tower Inc.全資擁有之Modern Orbit Limited持有。Modern Orbit Limited為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該98,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

6. 股份數目並無計及將於二零零八年五月九日發行之紅股。

(b) 於最後實際可行日期，於本公司股本衍生工具之相關股份中擁有之好倉：

董事	授予認股權日期	認股權可認購之股份數目 *(附註3)*	行使期限	每股之認購價 港元 *(附註3)*
李文輝先生	二零零二年九月二十四日	2,215,928	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	220,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	100,000 *(附註1)*	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
李文彬先生	二零零二年六月四日	314,631	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	143,000	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	100,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	120,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440

董事	授予認股權日期	認股權可認購之股份數目 (附註3)	行使期限	每股之認購價 港元 (附註3)
汪滌東先生	二零零七年九月二十五日	2,900,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
許捷成先生	二零零七年九月二十五日	700,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
陳文生先生	二零零七年九月二十五日	170,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
李卓民先生	二零零二年六月四日	220,241	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	50,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	170,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
張應坤先生	二零零七年六月十一日	50,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	170,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
余金霞女士	二零零二年九月二十四日	64,064 (附註2)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	80,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	140,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440

附註：

1. 包括授予李文輝先生之配偶之購股權。

2. 該等購股權乃授予余金霞女士之配偶兼本公司前董事李永森先生。李永森先生自二零零七年五月三十一日起不再擔任本公司董事。自彼時起，根據證券及期貨條例，由彼持有之購股權須與其配偶之購股權一起呈報。

3. 由於發行紅股於二零零八年五月九日生效，故該等購股權所附股份數目及每股股份之認購價未予調整。

(c) 於最後實際可行日期，於相聯法團之股份中擁有之好倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
余金霞女士	樂爵士娛樂國際有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	和記電業有限公司	8,900 *(附註1)*	無投票權遞延股
	和記電器服務有限公司	1 *(附註2)*	無投票權遞延股

附註：

1. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。

2. 該1股股份由余金霞女士之配偶李永森先生持有。

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值百分十或以上之人士如下：

於最後實際可行日期，於股份及本公司股本衍生工具之相關股份中擁有之好倉：

股東名稱	股份數目 *(附註5)*	股本衍生工具之相關股份數目	截至最後實際可行日期佔已發行股份總數之概約百分比
Modern Orbit Limited	97,133,570 *(附註1)*	–	38.04%
錦興集團有限公司	325,000 *(附註3)*	–	0.13%
Great Intelligence Holdings Limited	4,315,800 *(附註4)*	–	1.69%
Cross Profit Capital Limited	–	30,000,000 *(附註2及3)*	11.75%

附註：

1. Cyber Tower Inc.以The WS Lee Unit Trust之信託人身份全資擁有Modern Orbit Limited。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員(包括余金霞女士、李文輝先生及李文彬先生)為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。李文輝先生、李文彬先生及余金霞女士均為本公司董事。

2. 該30,000,000股相關股份指由Hanny Magnetics (B.V.I.) Limited(即錦興集團有限公司之全資附屬公司)之全資附屬公司Cross Profit Capital Limited持有之30,000,000港元可按1.00港元轉換之可換股可贖回票據全部獲轉換後發行之股份。

3. 該325,000股股份由錦興集團有限公司持有。

其威投資有限公司(即Mankar Assets Limited之全資附屬公司)擁有錦興集團有限公司全部已發行股本約49.90%之股權。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。陳國強博士直接持有錦興集團有限公司全部已發行股本約0.47%之股權。陳國強博士分別直接及間接持有德祥企業集團有限公司全部已發行股本約4.69%及約30.08%之股權。伍婉蘭女士為陳國強博士之配偶。

其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於錦興集團有限公司持有之股份中擁有權益。Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Cross Profit Capital Limited持有之可換股可贖回票據產生之相關股份中擁有權益。

4. 該4,315,800股股份由Great Intelligence Holdings Limited持有，該公司為ITC Management Group Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

ITC Management Group Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Great Intelligence Holdings Limited持有之股份中擁有權益。

5. 該股份數目未計及將於二零零八年五月九日發行之紅股。

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值百分十或以上。

董事於服務合約之權益

於最後實際可行日期，董事與本集團成員公司之間概無訂立或擬訂立服務合約(不包括於一年內屆滿或於一年內免付賠償(法定賠償除外)而可終止之合約)。

訴訟

於最後實際可行日期，據董事所知，本公司或任何附屬公司概無涉及重大訴訟或仲裁，且並無任何重大訴訟或申索待決或對本公司或其任何附屬公司構成威脅。

構成競爭之權益

於最後實際可行日期，據董事所知，董事及彼等之聯繫人士(定義見上市規則)概無於任何與本集團業務構成或可能構成競爭之業務中擁有權益。

其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司在香港之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

(c) 本公司之合資格會計師為汪滌東先生，彼為特許公認會計師公會之資深會員及香港會計師公會之會員。

(d) 本通函之中英文本如有歧異，概以英文本為準。

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION IN RELATION TO THE ACQUISITION OF 60% INTEREST IN A COMPANY ENGAGING IN DESIGN, TRADING AND SALE OF APPAREL BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

Financial adviser to the Company

Access Capital

On 16 May 2008, Famous Name, a wholly-owned subsidiary of the Company, entered into the Share Acquisition Agreement with the Vendor, the Vendor Guarantor and the Company pursuant to which Famous Name agrees to acquire 60% of the issued share capital in Creative Pacific at a consideration of HK$19,500,000, subject to adjustments to be made based on the aggregate audited net profits of the WFOEs for each of the First Period and the Second Period as described below. Creative Pacific is interested in the entire equity interests of the WFOEs which are principally engaged in the business of the design, trading and sale of apparel in the PRC.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Vendor, its ultimate beneficial owners and the Vendor Guarantor is a third party independent of and not connected with the Company or its connected persons.

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing, amongst others, further details of the Acquisition, will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

THE SHARE ACQUISITION AGREEMENT DATED 16 MAY 2008

Parties

Purchaser:	Famous Name, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

Vendor: Victory Globe International Limited, a company incorporated in the British Virgin Islands with limited liability

Vendor Guarantor: Chan Chun Wa, Vincent

Purchaser Guarantor: the Company

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Vendor, its ultimate beneficial owners and the Vendor Guarantor is a third party independent of and not connected with the Company or its connected persons.

Assets to be acquired

The Sale Shares, being 60% of the issued share capital of Creative Pacific. There is no restriction on subsequent disposal of the Sale Shares.

Consideration and interest

The consideration of HK$19,500,000 (subject to adjustments described below) is payable by Famous Name in cash in the following manner:

(a) deposit of HK$4,875,000 be paid upon signing of the Share Acquisition Agreement;

(b) HK$4,875,000 be paid upon Completion; and

(c) the balance of HK$9,750,000 (the "**Retained Balance**") be retained by Famous Name and shall be paid in two instalments as follows:

  (i) HK$6,825,000 (the "**First Instalment**"), subject to set off against adjustment and deduction under the terms of the Share Acquisition Agreement and described in the section headed "Adjustment to the Consideration" below, be paid before or on the tenth business day after the issue of Famous Name's statement on, amongst others, the Adjusted First Year Net Profit (as defined below) and amount to be set off against the First Instalment based on the NCS Audit 2009 and the NCY Audit 2009; and

  (ii) HK$2,925,000 (the "**Second Instalment**"), subject to set off against adjustment and deduction under the terms of the Share Acquisition Agreement and described in the section headed "Adjustment to the Consideration" below, be paid before or on the tenth business day after the issue of Famous Name's statement on, amongst others, amount to be set off against the Second Instalment based on the NCS Audit 2010 and the NCY Audit 2010.

Famous Name shall pay the Vendor interest on the Retained Balance on the following terms and in the following manner:

(a) the Retained Balance shall bear interest for the period from the date of Completion up to the actual date of payment of the First Instalment, or balance thereof after the set off against the adjustment and deduction as aforesaid (or if the balance of the First Instalment after the set off is zero, up to 31 May 2009), at the rate of 4% per annum;

(b) the Second Instalment shall bear interest for the period from the day immediately following the actual date of payment of the First Instalment, or balance thereof after the set off against the adjustment and deduction as aforesaid, up to the actual date of payment of the Second Instalment, or balance thereof after the set off against the adjustment and deduction as aforesaid (or if the balance of the Second Instalment after the set off is zero, up to 31 May 2010), at the rate of 4% per annum;

(c) such interest shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 365 day year, including the first day of the period during which it accrues but excluding the last; and

(d) interest payment shall be made by Famous Name every six months from the date of Completion.

The aggregate consideration including the interests on the Retained Balance (on the basis that interest on the Retained Balance and the Second Instalment will be charged for 12 months respectively) and the maximum additional payment to be made by Famous Name to the Vendor pursuant to the terms of adjustment to the consideration under the Share Acquisition Agreement shall amount to HK$31,707,000. The Consideration was determined after arm's length negotiation between the Company and the Vendor with reference to the average price to earnings ratio of approximately 12 times of the apparels retailers listed in Hong Kong. Taking into account the smaller size of business of Creative Pacific as compared with these apparels retailers and that Creative Pacific is a private company, a price to earnings ratio of 6.5 times which is based on the Guarantee Profit (as defined and set out below) has been used for determination of the Consideration. As such, the Directors are of the view that the Consideration is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Adjustment to the Consideration

Basis of adjustment

References will be made to:

(a) the Hong Kong Dollar equivalent (converted at the middle rate as at 31 May 2009 quoted by the People's Bank of China or the last quoted middle rate prior to 31 May 2009 if there is no such quotation on that day) of the aggregate audited net profit after tax of New Conception Shanghai and New Concept Yi Hua for the First Period as shown in the NCS Audit 2009 and the NCY Audit 2009 respectively, with addition to it the actual amount of expenses incurred and to be incurred for (i) participating the fashion show to be held in September 2008, subject to a maximum of RMB500,000; and (ii) purchasing samples for product development of 2009 Spring/Summer collection, subject to a maximum of RMB300,000 and addition to or reduction from it any amount for the purpose of eliminating the impact on the profit or loss of each of the WFOEs for the First Period arising from any accounting entry that should relate to any accounting period prior to 1 June 2008 but, for whatever reasons, was subsequently put through to the First Period (the "**Adjusted First Year Net Profit**"); and

(b) the Hong Kong Dollar equivalent (converted at the middle rate as at 31 May 2010 quoted by the People's Bank of China or the last quoted middle rate prior to 31 May 2010 if there is no such quotation on that day) of the aggregate audited net profit before tax of New Conception Shanghai and New Concept Yi Hua for the Second Period as shown in the NCS Audit 2010 and the NCY Audit 2010 respectively (the "**Second Year Net Profit**").

Profit guarantee

The Vendor guarantees to Famous Name that each of the Adjusted First Year Net Profit and the Second Year Net Profit will not be less than HK$5,000,000 (the "**Guarantee Profit**").

Adjustments

(a) If the Adjusted First Year Net Profit is less than the Guarantee Profit or if the First Year Net Profit is zero or a negative figure, the Vendor shall pay Famous Name a sum arrived at by applying the following formula (which may be set off against the First Instalment), subject to a maximum of HK$4,875,000:

(Guarantee Profit – First Year Net Profit) x 6.5 x 60%

(b) If the First Year Net Profit is zero or a negative figure, zero will be adopted as "First Year Net Profit" in application of the formula.

(c) If the Adjusted First Year Net Profit exceeds the Guarantee Profit, Famous Name shall pay the Vendor a sum arrived at by applying the following formula subject to a maximum of HK$3,900,000:

(First Year Net Profit – Guarantee Profit) x 6.5 x 60%

(d) If the Second Year Net Profit is less than the Guarantee Profit or if the Second Year Net Profit is zero or a negative figure, the Vendor shall pay Famous Name a sum arrived at by applying the following formula (which may be set off against the Second Instalment), subject to a maximum of HK$4,875,000:

(Guarantee Profit –Second Year Net Profit) x 6.5 x 60%

(e) If the Second Year Net Profit is zero or a negative figure, zero will be adopted as "Second Year Net Profit" in application of the formula.

(f) If the Second Year Net Profit equals to or exceeds the Guarantee Profit, but the Second Year AT Net Profit equals to or is less than the Guarantee Profit, there will be no adjustment to the Consideration.

(g) If the Second Year AT Net Profit exceeds the Guarantee Profit, Famous Name shall pay the Vendor a sum arrived at by applying the following formula subject to a maximum of HK$7,800,000:

(Second Year AT Net Profit – Guarantee Profit) x 6.5 x 60%

Deduction for claims arising from the Vendor's breach

Famous Name will be entitled to deduct from the First Instalment, the Second Instalment, or any additional payment to be made to the Vendor pursuant to the terms of adjustment to the Consideration under the Share Acquisition Agreement and described above (the "**Additional Payments**") any amount of claim for losses, damages, costs and expenses which Famous Name may suffer through or arising from the Vendor's breach of its obligations, commitments, warranties, undertakings, indemnities or covenants under the Share Acquisition Agreement on the condition that Famous Name has lodged such claim with the Vendor prior to the respective due dates of such payments.

Conditions

Completion is conditional upon satisfaction of the following conditions:

(a) all the Franchise Agreements having been terminated and all franchisees under such Franchise Agreements having entered into cooperative sales agreements in the form approved by Famous Name with New Conception Shanghai;

(b) all documents necessary for (i) causing amendments to the new articles of association of each of the WFOEs so as to allow each of them to establish a board of directors comprising three members and in the form approved by Famous Name; and (ii) appointment of new director(s) and supervisor(s) pursuant to the Share Acquisition Agreement having been signed by all relevant parties; and

(c) Famous Name being satisfied with the results of a due diligence review on each member of the Target Group (including but not limited to their financial matters, business operations and legal affairs).

If any of the conditions shall not have been satisfied (or waived, where applicable, by Famous Name pursuant to the Share Acquisition Agreement) by 5:00 p.m. on the Long Stop Date, the Share Acquisition Agreement shall lapse and any deposit paid by Famous Name shall be refunded forthwith, and the Share Acquisition Agreement and all provisions contained except for, amongst others, provisions regarding guarantee by Vendor Guarantor and restrictions on disclosure shall, subject to the liability of any party in respect of any antecedent breach of the terms hereof, be null and void and of no further effect.

Guarantee by Vendor Guarantor

The Vendor Guarantor unconditionally and irrevocably guarantees to Famous Name the due and punctual performance by the Vendor of all of its obligations under the Share Acquisition Agreement and agrees to indemnify Famous Name against all losses, damages, costs and expenses which Famous Name may suffer through or arising from any breach by the Vendor of such obligations.

Guarantee by Purchaser Guarantor

The Company unconditionally and irrevocably guarantees to the Vendor the due and punctual performance by Famous Name of its obligations to pay the Retained Balance, interests thereon and the additional payments under the Share Acquisition Agreement and agrees to indemnify the Vendor against all losses, damages, costs and expenses which the Vendor may suffer through or arising from any breach by Famous Name of such obligations.

Completion

Completion will take place on the second business day after satisfaction or waiver (as the case may be) of the conditions set out in the Share Acquisition Agreement, or such later date as the parties may agree in writing prior to Completion.

SHAREHOLDER'S LOAN AND PERSONAL GUARANTEE

Upon Completion, Famous Name as the lender and Creative Pacific as the borrower will enter into a loan agreement in respect of a loan (the "**Loan**") in the principal amount of HK$22,000,000 at an interest rate of 12% per annum, payable on demand. As security of the Loan, Vendor Guarantor will also enter into a personal guarantee in favour of Famous Name to guarantee repayment of the Loan up to the principal amount of HK$8,800,000 and interests thereon.

INFORMATION ON THE TARGET GROUP

Creative Pacific is a company incorporated in Hong Kong with limited liability on 28 March 2001. Creative Pacific is an investment and trademarks holding company and is wholly-owned by the Vendor. Its major assets are the entire equity interests in the WFOEs and trademarks used by the Target Group.

New Conception Shanghai is primarily engaged in the design, marketing, wholesales and retail of men's fashion apparels and the sales of accessories such as ties, men's and traveling bags in the PRC. New Conception Shanghai is equipped with its own design, marketing, distribution and own retail capabilities. According to the Vendor, it is one of the leading men's fashion companies with over 120 retail outlets in the PRC.

New Concept Yi Hua has not commenced operation since its establishment.

According to the unaudited consolidated financial statements of Creative Pacific as at 31 December 2007, the net liabilities of Creative Pacific was approximately HK$13,382,269 and Creative Pacific recorded unaudited consolidated net profit/(loss) before and after tax for each of the two financial years ended 31 December 2007 as follows:

	For the year ended 31 December 2006 (unaudited)	**For the year ended 31 December 2007 (unaudited)**
Net profit/(loss) before tax	HK$1,250,639	HK$(1,147,141)
Net profit/(loss) after tax	HK$1,250,105	HK$(1,150,746)

Upon completion of the Share Acquisition Agreement, Creative Pacific will be owned as to 60% by Famous Name and will become an indirect subsidiary of the Company. The results of the Target Group will be consolidated into the Group's financial results for the financial year ending 31 December 2008.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region, in particular, the markets of the PRC, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparels and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The Board is of the view that the Acquisition would enable the Group to expand and diversify its existing fashion and accessories business line in the PRC; and provide synergy to the Group's wholesale and distribution networks in the PRC. As the PRC luxury market grows with a fast pace, sales and profit margins of high quality and trendy fashion are expected to grow in the foreseeable future. On this basis, the Board is of the view that the Group's profitability and revenue stream shall be strengthened and further diversified by the Acquisition.

In view of the above, the Directors are of the view that the terms of the Share Acquisition Agreement including the Consideration are fair and reasonable so far as the Shareholders are concerned and the Share Acquisition Agreement is in the interests of the Company and the Shareholders as a whole.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing, amongst others, further details of the Acquisition will be despatched to the Shareholders as soon as practicable.

The Vendor is principally engaged in investment holding.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of 60% of the issued share capital of Creative Pacific;
"Board"	the board of Directors;
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the Shares are listed on the Main Board of the Stock Exchange;
"Completion"	completion of the Acquisition in accordance with the Share Acquisition Agreement;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Consideration"	the consideration for the Acquisition under the Share Acquisition Agreement;
"Creative Pacific"	Creative Pacific Limited (香港新概念控股有限公司), a company incorporated in Hong Kong with limited liability;
"Directors"	the directors of the Company;
"Famous Name"	Famous Name Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company;
"First Period"	the 12 months ending on 31 May 2009;

"Franchise Agreements"	all the franchise agreements entered into between the Target Group and franchisees for the Target Group's franchising business;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Long Stop Date"	16 June 2008 or such later date as the parties may agree in writing;
"NCS Audit 2009"	the audited accounts of New Conception Shanghai for the First Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"NCS Audit 2010"	the audited accounts of New Conception Shanghai for the Second Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"NCY Audit 2009"	the audited accounts of New Concept Yi Hua for the First Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"NCY Audit 2010"	the audited accounts of New Concept Yi Hua for the Second Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"New Conception Shanghai"	New Conception Fashion Shanghai Co., Ltd. (上海新概念服飾有限公司), a wholly foreign owned enterprise established in PRC and a wholly-owned subsidiary of Creative Pacific;
"New Concept Yi Hua"	New Concept Yi Hua (Shanghai) Trading Co., Ltd.* (新概念溢華（上海）貿易有限公司), a wholly foreign owned enterprise established in PRC and a wholly-owned subsidiary of Creative Pacific;
"PRC"	The People's Republic of China;
"Purchaser Guarantor"	the Company;
"Sale Shares"	6,000 shares of HK$1.00 each in the issued share capital of Creative Pacific;
"Second Period	the 12 months ending on 31 May 2010

"Second Year AT Net Profit"	Hong Kong Dollar equivalent of the audited net profit after tax of New Conception Shanghai as shown in the NCS Audit 2010 and the audited net profit after tax of New Concept Yi Hua as shown in the NCY Audit 2010, both converted at the middle rate as at 31 May 2010 quoted by the People's Bank of China (or the last quoted middle rate prior to 31 May 2010 if there is no such quotation on that day);
"Share Acquisition Agreement"	the agreement dated 16 May 2008 entered into between Famous Name, the Vendor, the Vendor Guarantor and the Company in connection with the Acquisition;
"Shareholders"	the holders of the Shares;
"Shares"	the ordinary shares of HK$0.10 each in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Target Group"	Creative Pacific and the WFOEs;
"Vendor"	Victory Globe International Limited, a company incorporated in the British Virgin Islands with limited liability;
"Vendor Guarantor"	Chan Chun Wa, Vincent;
"WFOEs	New Conception Shanghai and New Concept Yi Hua;
"HK$" or "Hong Kong Dollars"	Hong Kong dollars, the lawful currency of Hong Kong; and
"RMB"	Renminbi, the lawful currency of the PRC.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 19 May 2008

* *for identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser, transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION IN RELATION TO THE ACQUISITION OF 60% INTEREST IN A COMPANY ENGAGING IN DESIGN, TRADING AND SALE OF APPAREL BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

Financial adviser to the Company

Access Capital

* *for identification purpose only*

6 June 2008

CONTENT

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Acquisition"	the acquisition of 60% of the issued share capital of Creative Pacific;
"Board"	the board of Directors;
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the Shares are listed on the Main Board of the Stock Exchange;
"Completion"	completion of the Acquisition in accordance with the Share Acquisition Agreement;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Consideration"	the consideration for the Acquisition under the Share Acquisition Agreement;
"Creative Pacific"	Creative Pacific Limited (香港新概念控股有限公司), a company incorporated in Hong Kong with limited liability;
"Directors"	the directors of the Company;
"Famous Name"	Famous Name Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company;
"First Period"	the 12 months ending on 31 May 2009;
"Franchise Agreements"	all the franchise agreements entered into between the Target Group and franchisees for the Target Group's franchising business;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Latest Practicable Date"	3 June 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Long Stop Date"	16 June 2008 or such later date as the parties may agree in writing;
"NCS Audit 2009"	the audited accounts of New Conception Shanghai for the First Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"NCS Audit 2010"	the audited accounts of New Conception Shanghai for the Second Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"NCY Audit 2009"	the audited accounts of New Concept Yi Hua for the First Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"NCY Audit 2010"	the audited accounts of New Concept Yi Hua for the Second Period to be prepared and issued by an auditor to be appointed by Famous Name in accordance with generally accepted accounting principles in the PRC;
"New Conception Shanghai"	New Conception Fashion Shanghai Co., Ltd. (上海新概念服飾有限公司), a wholly foreign owned enterprise established in PRC and a wholly-owned subsidiary of Creative Pacific;
"New Concept Yi Hua"	New Concept Yi Hua (Shanghai) Trading Co., Ltd.* (新概念溢華(上海)貿易有限公司), a wholly foreign owned enterprise established in PRC and a wholly-owned subsidiary of Creative Pacific;
"PRC"	The People's Republic of China;
"Purchaser Guarantor"	the Company;

* *for identification purpose only*

"Sale Shares"	6,000 shares of HK$1.00 each in the issued share capital of Creative Pacific;
"Second Period"	the 12 months ending on 31 May 2010;
"Second Year AT Net Profit"	Hong Kong Dollar equivalent of the audited net profit after tax of New Conception Shanghai as shown in the NCS Audit 2010 and the audited net profit after tax of New Concept Yi Hua as shown in the NCY Audit 2010, both converted at the middle rate as at 31 May 2010 quoted by the People's Bank of China (or the last quoted middle rate prior to 31 May 2010 if there is no such quotation on that day);
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Acquisition Agreement"	the agreement dated 16 May 2008 entered into between Famous Name, the Vendor, the Vendor Guarantor and the Company in connection with the Acquisition;
"Shareholders"	the holders of the Shares;
"Shares"	the ordinary shares of HK$0.10 each in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Target Group"	Creative Pacific and the WFOEs;
"Vendor"	Victory Globe International Limited, a company incorporated in the British Virgin Islands with limited liability;
"Vendor Guarantor"	Chan Chun Wa, Vincent;
"WFOEs"	New Conception Shanghai and New Concept Yi Hua;
"HK$"or "Hong Kong Dollars"	Hong Kong dollars, the lawful currency of Hong Kong; and
"RMB"	Renminbi, the lawful currency of the PRC.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

6 June 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION IN RELATION TO THE ACQUISITION OF 60% INTEREST IN A COMPANY ENGAGING IN DESIGN, TRADING AND SALE OF APPAREL BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

INTRODUCTION

The Company announced on 19 May 2008 that Famous Name, a wholly-owned subsidiary of the Company, entered into the Share Acquisition Agreement with the Vendor, the Vendor Guarantor and the Company on 16 May 2008 pursuant to which Famous Name agreed to

* *for identification purpose only*

acquire 60% of the issued share capital in Creative Pacific at a consideration of HK$19,500,000, subject to adjustments to be made based on the aggregate audited net profits of the WFOEs for each of the First Period and the Second Period as described below. Creative Pacific was interested in the entire equity interests of the WFOEs which are principally engaged in the business of the design, trading and sale of apparel in the PRC.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Vendor, its ultimate beneficial owners and the Vendor Guarantor is a third party independent of and not connected with the Company or its connected persons.

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide you with further information regarding the Acquisition.

THE SHARE ACQUISITION AGREEMENT DATED 16 MAY 2008

Parties

Purchaser	:	Famous Name, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
Vendor	:	Victory Globe International Limited, a company incorporated in the British Virgin Islands with limited liability
Vendor Guarantor	:	Chan Chun Wa, Vincent
Purchaser Guarantor	:	the Company

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Vendor, its ultimate beneficial owners and the Vendor Guarantor is a third party independent of and not connected with the Company or its connected persons.

Assets to be acquired

The Sale Shares, being 60% of the issued share capital of Creative Pacific. There is no restriction on subsequent disposal of the Sale Shares.

Consideration and interest

The consideration of HK$19,500,000 (subject to adjustments described below) is payable by Famous Name in cash in the following manner:

(a) deposit of HK$4,875,000 already paid upon signing of the Share Acquisition Agreement;

(b) HK$4,875,000 already be paid upon Completion; and

(c) the balance of HK$9,750,000 (the "**Retained Balance**") be retained by Famous Name and shall be paid in two instalments as follows:

   (i) HK$6,825,000 (the "**First Instalment**"), subject to set off against adjustment and deduction under the terms of the Share Acquisition Agreement and described in the section headed "Adjustment to the Consideration" below, be paid before or on the tenth business day after the issue of Famous Name's statement on, amongst others, the Adjusted First Year Net Profit (as defined below) and amount to be set off against the First Instalment based on the NCS Audit 2009 and the NCY Audit 2009; and

   (ii) HK$2,925,000 (the "**Second Instalment**"), subject to set off against adjustment and deduction under the terms of the Share Acquisition Agreement and described in the section headed "Adjustment to the Consideration" below, be paid before or on the tenth business day after the issue of Famous Name's statement on, amongst others, amount to be set off against the Second Instalment based on the NCS Audit 2010 and the NCY Audit 2010.

Famous Name shall pay the Vendor interest on the Retained Balance on the following terms and in the following manner:

(a) the Retained Balance shall bear interest for the period from the date of Completion up to the actual date of payment of the First Instalment, or balance thereof after the set off against the adjustment and deduction as aforesaid (or if the balance of the First Instalment after the set off is zero, up to 31 May 2009), at the rate of 4% per annum;

(b) the Second Instalment shall bear interest for the period from the day immediately following the actual date of payment of the First Instalment, or balance thereof after the set off against the adjustment and deduction as aforesaid, up to the actual date of payment of the Second Instalment, or balance thereof after the set off against the adjustment and deduction as aforesaid (or if the balance of the Second Instalment after the set off is zero, up to 31 May 2010), at the rate of 4% per annum;

(c) such interest shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 365 day year, including the first day of the period during which it accrues but excluding the last; and

(d) interest payment shall be made by Famous Name every six months from the date of Completion.

The aggregate consideration including the interests on the Retained Balance (on the basis that interest on the Retained Balance and the Second Instalment will be charged for 12 months respectively) and the maximum additional payment to be made by Famous Name to the Vendor pursuant to the terms of adjustment to the consideration under the Share Acquisition Agreement shall amount to HK$31,707,000. The Consideration was determined after arm's length negotiation between the Company and the Vendor with reference to the average price to earnings ratio of approximately 12 times of the apparels retailers listed in Hong Kong. Taking into account the smaller size of business of Creative Pacific as compared with these apparel retailers and that Creative Pacific is a private company, a price to earnings ratio of 6.5 times which is based on the Guarantee Profit (as defined and set out below) has been used for determination of the Consideration. As such, the Directors are of the view that the Consideration is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Adjustment to the Consideration

Basis of adjustment

References will be made to:

(a) the Hong Kong Dollar equivalent (converted at the middle rate as at 31 May 2009 quoted by the People's Bank of China or the last quoted middle rate prior to 31 May 2009 if there is no such quotation on that day) of the aggregate audited net profit after tax of New Conception Shanghai and New Concept Yi Hua for the First Period as shown in the NCS Audit 2009 and the NCY Audit 2009 respectively, with addition to it the actual amount of expenses incurred and to be incurred for (i) participating in the fashion show to be held in September 2008, subject to a maximum of RMB500,000; and (ii) purchasing samples for product development of 2009 Spring/Summer collection, subject to a maximum of RMB300,000 and addition to or reduction from it any amount for the purpose of eliminating the impact on the profit or loss of each of the WFOEs for the First Period arising from any accounting

entry that should relate to any accounting period prior to 1 June 2008 but, for whatever reasons, was subsequently put through to the First Period (the "**Adjusted First Year Net Profit**"); and

(b) the Hong Kong Dollar equivalent (converted at the middle rate as at 31 May 2010 quoted by the People's Bank of China or the last quoted middle rate prior to 31 May 2010 if there is no such quotation on that day) of the aggregate audited net profit before tax of New Conception Shanghai and New Concept Yi Hua for the Second Period as shown in the NCS Audit 2010 and the NCY Audit 2010 respectively (the "**Second Year Net Profit**").

Profit guarantee

The Vendor guarantees to Famous Name that each of the Adjusted First Year Net Profit and the Second Year Net Profit will not be less than HK$5,000,000 (the "**Guarantee Profit**").

Adjustments

(a) If the Adjusted First Year Net Profit is less than the Guarantee Profit or if the First Year Net Profit is zero or a negative figure, the Vendor shall pay Famous Name a sum arrived at by applying the following formula (which may be set off against the First Instalment), subject to a maximum of HK$4,875,000:

(Guarantee Profit – First Year Net Profit) x 6.5 x 60%

(b) If the First Year Net Profit is zero or a negative figure, zero will be adopted as "First Year Net Profit" in application of the formula.

(c) If the Adjusted First Year Net Profit exceeds the Guarantee Profit, Famous Name shall pay the Vendor a sum arrived at by applying the following formula subject to a maximum of HK$3,900,000:

(First Year Net Profit – Guarantee Profit) x 6.5 x 60%

(d) If the Second Year Net Profit is less than the Guarantee Profit or if the Second Year Net Profit is zero or a negative figure, the Vendor shall pay Famous Name a sum arrived at by applying the following formula (which may be set off against the Second Instalment), subject to a maximum of HK$4,875,000:

(Guarantee Profit – Second Year Net Profit) x 6.5 x 60%

(e) If the Second Year Net Profit is zero or a negative figure, zero will be adopted as "Second Year Net Profit" in application of the formula.

(f) If the Second Year Net Profit equals to or exceeds the Guarantee Profit, but the Second Year AT Net Profit equals to or is less than the Guarantee Profit, there will be no adjustment to the Consideration.

(g) If the Second Year AT Net Profit exceeds the Guarantee Profit, Famous Name shall pay the Vendor a sum arrived at by applying the following formula subject to a maximum of HK$7,800,000:

(Second Year AT Net Profit – Guarantee Profit) x 6.5 x 60%

Deduction for claims arising from the Vendor's breach

Famous Name will be entitled to deduct from the First Instalment, the Second Instalment, or any additional payment to be made to the Vendor pursuant to the terms of adjustment to the Consideration under the Share Acquisition Agreement and described above (the "**Additional Payments**") any amount of claim for losses, damages, costs and expenses which Famous Name may suffer through or arising from the Vendor's breach of its obligations, commitments, warranties, undertakings, indemnities or covenants under the Share Acquisition Agreement on the condition that Famous Name has lodged such claim with the Vendor prior to the respective due dates of such payments.

Conditions

Completion is conditional upon satisfaction of the following conditions:

(a) all the Franchise Agreements having been terminated and all franchisees under such Franchise Agreements having entered into cooperative sales agreements in the form approved by Famous Name with New Conception Shanghai;

(b) all documents necessary for (i) causing amendments to the new articles of association of each of the WFOEs so as to allow each of them to establish a board of directors comprising three members and in the form approved by Famous Name; and (ii) appointment of new director(s) and supervisor(s) pursuant to the Share Acquisition Agreement having been signed by all relevant parties; and

(c) Famous Name being satisfied with the results of a due diligence review on each member of the Target Group (including but not limited to their financial matters, business operations and legal affairs).

If any of the conditions shall not have been satisfied (or waived, where applicable, by Famous Name pursuant to the Share Acquisition Agreement) by 5:00 p.m. on the Long Stop Date, the Share Acquisition Agreement shall lapse and any deposit paid by Famous Name shall be refunded forthwith, and the Share Acquisition Agreement and all provisions contained except for, amongst others, provisions regarding guarantee by Vendor Guarantor and restrictions on disclosure shall, subject to the liability of any party in respect of any antecedent breach of the terms hereof, be null and void and of no further effect.

As at the Latest Practicable Date, all the conditions have been fulfilled.

Guarantee by Vendor Guarantor

The Vendor Guarantor unconditionally and irrevocably guarantees to Famous Name the due and punctual performance by the Vendor of all of its obligations under the Share Acquisition Agreement and agrees to indemnify Famous Name against all losses, damages, costs and expenses which Famous Name may suffer through or arising from any breach by the Vendor of such obligations.

Guarantee by Purchaser Guarantor

The Company unconditionally and irrevocably guarantees to the Vendor the due and punctual performance by Famous Name of its obligations to pay the Retained Balance, interests thereon and the additional payments under the Share Acquisition Agreement and agrees to indemnify the Vendor against all losses, damages, costs and expenses which the Vendor may suffer through or arising from any breach by Famous Name of such obligations.

Completion

Completion has taken place on 30 May 2008 and HK$4,875,000 has been paid at Completion.

SHAREHOLDER'S LOAN AND PERSONAL GUARANTEE

Upon Completion, Famous Name as the lender and Creative Pacific as the borrower have entered into a loan agreement in respect of a loan (the "**Loan**") in the principal amount of HK$22,000,000 at an interest rate of 12% per annum, payable on demand. As security of the Loan, Vendor Guarantor has also entered into a personal guarantee in favour of Famous Name to guarantee repayment of the Loan up to the principal amount of HK$8,800,000 and interests thereon.

INFORMATION ON THE TARGET GROUP

Creative Pacific is a company incorporated in Hong Kong with limited liability on 28 March 2001. Creative Pacific is an investment and trademarks holding company and was wholly-owned by the Vendor. Its major assets are the entire equity interests in the WFOEs and trademarks used by the Target Group.

New Conception Shanghai is primarily engaged in the design, marketing, wholesales and retail of men's fashion apparels and the sales of accessories such as ties, men's and traveling bags in the PRC. New Conception Shanghai is equipped with its own design, marketing, distribution and own retail capabilities. According to the Vendor, it is one of the leading men's fashion companies with over 120 retail outlets in the PRC.

New Concept Yi Hua has not commenced operation since its establishment.

According to the unaudited consolidated financial statements of Creative Pacific as at 31 December 2007, the net liabilities of Creative Pacific was approximately HK$13,382,269 and Creative Pacific recorded unaudited consolidated net profit /(loss) before and after tax for each of the two financial years ended 31 December 2007 as follows:

	For the year ended 31 December 2006 *(unaudited)*	**For the year ended 31 December 2007** *(unaudited)*
Net profit/(loss) before tax	HK$1,250,639	HK$(1,147,141)
Net profit/(loss) after tax	HK$1,250,105	HK$(1,150,746)

Upon completion of the Share Acquisition Agreement, Creative Pacific has been owned as to 60% by Famous Name and has become an indirect subsidiary of the Company. The results of the Target Group will be consolidated into the Group's financial results for the financial year ending 31 December 2008.

REASONS FOR THE ACQUISITION

The Group is principally engaged in the import, marketing, distribution and after-sales service of high quality, branded products serving customers in the Asian region, in particular, the markets of the PRC, Hong Kong, Macau, Singapore and Malaysia, and property investment. The products include principally cars and car accessories, motor yachts, helicopters, premium fashion apparel and accessories, air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products.

The Board is of the view that the Acquisition would enable the Group to expand and diversify its existing fashion and accessories business line in the PRC; and provide synergy to the Group's wholesale and distribution networks in the PRC. As the PRC luxury market grows with a fast pace, sales and profit margins of high quality and trendy fashion are expected to grow in the foreseeable future. On this basis, the Board is of the view that the Group's profitability and revenue stream shall be strengthened and further diversified by the Acquisition.

The Acquisition is not expected to have any material impact on the earnings, assets and liabilities of the Group and would not result in any change of control of the Company.

In view of the above, the Directors are of the view that the terms of the Share Acquisition Agreement including the Consideration are fair and reasonable so far as the Shareholders are concerned and the Share Acquisition Agreement is in the interests of the Company and the Shareholders as a whole.

GENERAL

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is drawn to the general information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Long positions in Shares as at the Latest Practicable Date:

	Number of Shares		
Director	**Personal interests**	**Corporate Interests**	**Total**
Mr. Richard Man Fai LEE	2,779,725	116,560,284 *(Note 1)*	119,340,009
Mr. Jeff Man Bun LEE	566,280	118,295,146 *(Notes 1 & 2)*	118,861,426
Mr. Tik Tung WONG	175,000	–	175,000
Mr. Waison Chit Sing HUI	120,000	–	120,000
Mr. Boon Seng TAN	325,662	–	325,662
Mr. Raymond Cho Min LEE	–	2,304,240 *(Note 3)*	2,304,240
Ms. Kam Har YUE	6,251,659	116,560,284 *(Note 1)*	122,811,943

Notes:

1. The 116,560,284 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. Out of the 118,295,146 Shares, 1,734,862 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

3. The 2,304, 240 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

(b) Long positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Director	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Richard Man Fai LEE	24 September 2002	2,659,113	24 September 2002 – 23 September 2008	0.8333
	11 June 2007	264,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	120,000 *(Note 1)*	25 September 2007 – 24 September 2013	0.8700
Mr. Jeff Man Bun LEE	4 June 2002	377,557	4 June 2002 – 3 June 2008	0.8333
	24 September 2002	171,600	24 September 2002 – 23 September 2008	0.8333
	11 June 2007	120,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	144,000	25 September 2007 – 24 September 2013	0.8700
Mr. Tik Tung WONG	25 September 2007	3,480,000	25 September 2007 – 24 September 2013	0.8700
Mr. Waison Chit Sing HUI	25 September 2007	840,000	25 September 2007 – 24 September 2013	0.8700
Mr. Boon Seng TAN	25 September 2007	204,000	25 September 2007 – 24 September 2013	0.8700

Director	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share HK$
Mr. Raymond Cho Min LEE	4 June 2002	264,289	4 June 2002 – 3 June 2008	0.8333
	24 September 2002	1,372	24 September 2002 – 23 September 2008	0.8333
	11 June 2007	60,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	204,000	25 September 2007 – 24 September 2013	0.8700
Mr. Ying Kwan CHEUNG	11 June 2007	60,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	204,000	25 September 2007 – 24 September 2013	0.8700
Ms. Kam Har YUE	24 September 2002	76,876 *(Note 2)*	24 September 2002 – 23 September 2008	0.8333
	11 June 2007	96,000	11 June 2007 – 10 June 2013	0.8333
	25 September 2007	168,000	25 September 2007 – 24 September 2013	0.8700

Notes:

1. The Share options granted to Mr. Richard Man Fai LEE's spouse are included.

2. Share options were granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE and former Director of the Company. Mr. Wing Sum LEE ceased to be a Director of the Company on 31 May 2007. Since then, the Share options held by him were reported together with his spouse pursuant to SFO.

(c) Long positions in shares in associated corporations as at the Latest Practicable Date:

Directors	**Associated corporations in which shares or equity interests are held or interested**	**Number of shares or amount of equity interests held or interested**	**Class and/or description of shares**
Ms. Kam Har YUE	Rogers Entertainment International Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,900 *(Note 1)*	Non-voting deferred shares
	Wo Kee Services Limited	1 *(Note 2)*	Non-voting deferred shares

Notes:

1. 8,500 Shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.

2. The 1 Share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.

Save as disclosed above, none of the Directors and chief executives of the Company have any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, person other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Long positions in Shares and underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Name of Shareholder	Number of Shares	Number of underlying shares of equity derivatives	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	116,560,284 *(Note 1)*	–	38.04%
Hanny Holdings Limited	390,000 *(Note 3)*	–	0.12%
Great Intelligence Holdings Limited	5,178,960 *(Note 4)*	–	1.69%
Cross Profit Capital Limited	–	36,144,578 *(Notes 2&3)*	11.79%
Dr. Charles Kwok Keung CHAN	6,114,000 *(Notes 3&4)*	–	1.99%
Ms. Macy Yuen Lan NG	6,114,000 *(Notes 3&4)*	–	1.99%

Notes:

1. Modern Orbit Limited is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE. All of Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE are directors of the Company.

2. The 36,144,578 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$0.83 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

3. 390,000 Shares are held by Hanny Holdings Limited.

   Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, held approximately 49.90% of the entire issued share capital of Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited. Dr. Charles Kwok Keung CHAN directly held approximately 0.47% of the entire issued share capital of Hanny Holdings Limited. Dr. Charles Kwok Keung CHAN directly held approximately 4.69% of the entire issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the entire issued share capital of ITC Corporation Limited. Ms. Macy Yuen Lan NG is the spouse of Dr. Charles Kwok Keung CHAN.

   Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Hanny Holdings Limited. Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

4. 5,178,960 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   ITC Management Group Limited, ITC Corporation Limited, Dr. Charles Kwok Keung CHAN and Ms. Macy Yuen Lan NG are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

DIRECTORS' INTEREST IN SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered or is proposing to enter into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

LITIGATION

As at the Latest Practicable Date, so far as the Directors are aware, neither the Company nor any subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

COMPETING INTEREST

As at the Last Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or likely to compete with the business of the Group.

MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and the principal office of the Company in Hong Kong is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The company secretary of the Company is Ms. Phyllis NG, who is an associate member of The Institute of Chartered Secretaries and Administrators.

(c) The qualified accountant of the Company is Mr. Tik Tung WONG, who is a fellow member of the Association of Charted Certified Accountants and associate member of Hong Kong Institute of Certified Public Accountants.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司證券全部售出或轉讓，應立即將本通函交予買主、承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

有關收購在中華人民共和國從事設計、買賣及銷售服裝業務之公司之60%權益之須予披露交易

本公司財務顧問

Access Capital
卓怡融資

* *僅供識別*

二零零八年六月六日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購事項」	指	收購新概念控股已發行股本之60%；
「董事會」	指	董事會；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「完成」	指	根據股份收購協議完成收購事項；
「關連人士」	指	具有上市規則賦予該詞之涵義；
「代價」	指	股份收購協議項下收購事項之代價；
「新概念控股」	指	香港新概念控股有限公司，於香港註冊成立之有限公司；
「董事」	指	本公司董事；
「譽明」	指	譽明控股有限公司，於英屬處女島註冊成立之有限公司，為本公司之全資附屬公司；
「首段時期」	指	截至二零零九年五月三十一日止十二個月；
「特許經營協議」	指	目標集團與特許經銷商就目標集團之特許經營業務訂立之全部特許經營協議；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；

「最後實際可行日期」	指	二零零八年六月三日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「截止日期」	指	二零零八年六月十六日或各方書面同意之較後日期；
「上海新概念二零零九年審計賬目」	指	由譽明委任之核數師根據中國公認會計準則編製及發出之上海新概念於首段時期之經審計賬目；
「上海新概念二零一零年審計賬目」	指	由譽明委任之核數師根據中國公認會計準則編製及發出之上海新概念於第二段時期之經審計賬目；
「新概念溢華二零零九年審計賬目」	指	由譽明委任之核數師根據中國公認會計準則編製及發出之新概念溢華於首段時期之經審計賬目；
「新概念溢華二零一零年審計賬目」	指	由譽明委任之核數師根據中國公認會計準則編製及發出之新概念溢華於第二段時期之經審計賬目；
「上海新概念」	指	上海新概念服飾有限公司，於中國成立之外商獨資企業，為新概念控股之全資附屬公司；
「新概念溢華」	指	新概念溢華(上海)貿易有限公司，於中國成立之外商獨資企業，為新概念控股之全資附屬公司；
「中國」	指	中華人民共和國；
「買方擔保人」	指	本公司；

「銷售股份」	指	新概念控股已發行股本中每股面值1.00港元之6,000股股份；
「第二段時期」	指	截至二零一零年五月三十一日止十二個月；
「第二年稅後純利」	指	誠如上海新概念二零一零年審計賬目所列，上海新概念以港元計值之稅後經審計純利，以及誠如新概念溢華二零一零年審計賬目所列，新概念溢華之稅後經審計純利，該等純利均按中國人民銀行於二零一零年五月三十一日所報之中間匯率(或倘於該日並無該報價，則為二零一零年五月三十一日前最後所報之中間價)換算；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份收購協議」	指	譽明、賣方、賣方擔保人及本公司就收購事項於二零零八年五月十六日訂立之協議；
「股東」	指	股份持有人；
「股份」	指	本公司股本中每股面值為0.10港元之普通股；
「聯交所」	指	香港聯合交易所有限公司；
「目標集團」	指	新概念控股及兩家外資企業；
「賣方」	指	勝宇國際有限公司，於英屬處女群島註冊成立之有限公司；
「賣方擔保人」	指	陳振華；
「兩家外資企業」	指	上海新概念及新概念溢華；
「港元」	指	港元，香港法定貨幣；及
「人民幣」	指	人民幣，中國法定貨幣。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

執行董事：
李文輝先生
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

有關收購在中華人民共和國從事設計、買賣及銷售服裝業務之公司之60%權益之須予披露交易

緒言

本公司於二零零八年五月十九日宣佈，全資附屬公司睿明與賣方、賣方擔保人及本公司於二零零八年五月十六日訂立股份收購協議，據此，睿明同意收購新概念控股已發行股本之60%，代價為19,500,000港元，惟可按下文所述以兩家外資企

* *僅供識別*

業於第一期及第二期各自之經審計純利總額作為基準予以調整。新概念控股擁有兩家外資企業全部股權，而兩家外資企業主要在中國從事設計、買賣及銷售服裝之業務。

經作出所有合理查詢後，據董事所知、所悉及所深信，賣方、其最終實益擁有人及賣方擔保人均為獨立於本公司或本公司關連人士之第三方，並與本公司或本公司關連人士概無關連。

根據上市規則第14.06(2)條，收購事項構成本公司一項須予披露交易。本通函旨在向　閣下提供有關收購事項之進一步詳情。

日期為二零零八年五月十六日之股份收購協議

訂約方

買方：	譽明，於英屬處女群島註冊成立之有限公司，本公司之全資附屬公司
賣方：	勝宇國際有限公司，於英屬處女群島註冊成立之有限公司
賣方擔保人：	陳振華
買方擔保人：	本公司

經作出所有合理查詢後，據董事所知、所悉及所深信，賣方、其最終實益擁有人及賣方擔保人均為獨立於本公司或本公司關連人士之第三方，並與本公司或本公司關連人士概無關連。

將予收購之資產

待售股份，相當於新概念控股已發行股本之60%。於日後出售待售股份時並無任何限制。

代價及權益

代價19,500,000港元(可作出下述調整)由譽明按下列方式以現金支付：

(a) 已於簽訂股份收購協議時支付訂金4,875,000港元；

(b) 已於完成時支付4,875,000港元；及

(c) 餘款9,750,000港元(「**留存結欠**」)將由譽明保留及按下列方式分兩次支付：

(i) 6,825,000港元(「**首期款項**」)，可根據股份收購協議項下之條款及下文「調整代價」一節所述予以調整及抵扣，須於譽明發出(其中包括)其經調整首年純利(定義見下文)及根據上海新概念二零零九年審計賬目及新概念溢華二零零九年審計賬目計算而將予抵銷之首期款項之報表後第十個營業日或之前支付；及

(ii) 2,925,000港元(「**二期款項**」)，可根據股份收購協議項下之條款及下文「調整代價」一節所述予以調整及抵扣，須於譽明發出(其中包括)根據上海新概念二零一零年審計賬目及新概念溢華二零一零年審計賬目計算而將予抵銷之二期款項之報表後第十個營業日或之前支付。

譽明須按下列條款以下列方式向賣方支付留存結欠之利息：

(a) 完成日期至實際支付首期款項或抵銷上述調整及抵扣後之結欠(或倘抵銷後之首期款項結欠為零，則直至二零零九年五月三十一日止)當日之期間，留存結欠按4%之年利率計息；

(b) 緊接實際支付首期款項或抵銷上述調整及抵扣後之結欠當日，至實際支付二期款項或抵銷上述調整及抵扣後之結欠當日(或倘抵銷後之二期款項為零，則直至二零一零年五月三十一日止)之期間，二期款項按4%之年利率計息；

(c) 利息按日累計，以實際過去日數及一年365日為基準，包括起息日但不包括最後一日計算；及

(d) 譽明須自完成日期起每六個月支付一次利息。

代價總值為31,707,000港元，包括留存結欠之利息(基準為留存結欠及二期款項之利息將分別按12個月收費)及譽明根據股份收購協議之代價調整條款向賣方作出之最高額外付款。代價乃由本公司及賣方經參照香港上市服裝零售商約12倍的平均市盈率，經公平磋商後釐定。考慮到新概念控股之業務規模較該等服裝零售商為小，且新概念控股乃一家私人公司，在釐定代價時已採用按保證溢利(定義見及載於下文)為基準的市盈率6.5倍。故此，董事認為代價為合理公平，且符合本公司及股東之整體利益。

調整代價

調整基準

指：

(a) 如上海新概念二零零九年審計賬目及新概念溢華二零零九年審計賬目分別所示，上海新概念及新概念溢華於首段時期之經審計稅後純利總額之等額港元(按中國人民銀行於二零零九年五月三十一日所報之中間價，或倘該日並無該項報價，則以二零零九年五月三十一日之前之最後中間價報價換算)，另加以下已產生或將產生之實際支出金額：(i)參加於二零零八年九月舉辦之時裝展，最高上限為人民幣500,000元；及(ii)購買樣品用於二零零九年春／夏季時裝產品開發，最高上限為人民幣300,000元，以及在此基礎上增加或減少，用於消除各兩家外資企業於首個期間因任何與二零零八年六月一日之前之會計期間有關，但無論因何原因隨

後記帳於首段時期之會計報表科目而產生之盈虧影響之款額(「**經調整首年純利**」);及

(b) 如上海新概念二零一零年審計賬目及新概念溢華二零一零年審計賬目分別所示,上海新概念及新概念溢華於第二段時期之經審計税前純利總額之等額港元(按中國人民銀行於二零一零年五月三十一日所報之中間價,或倘該日並無該項報價,則以二零一零年五月三十一日之前之最後中間價報價換算)(「**第二年純利**」)。

溢利保證

賣方向譽明保證,經調整首年純利及第二年純利各自將不低於5,000,000港元(「**保證溢利**」)。

調整

(a) 倘經調整首年純利少於保證溢利或首年純利為零或負數,則賣方須支付譽明按以下公式計算之款額(可以首期付款抵銷,以4,875,000港元為上限):

(保證溢利－首年純利) x 6.5 x 60%

(b) 倘首年純利為零或負數,套用公式時將以零作為「首年純利」。

(c) 倘經調整首年純利超過保證溢利,譽明須支付賣方按以下公式計算之金額(以3,900,000港元為上限):

(首年純利－保證溢利) x 6.5 x 60%

(d) 倘第二年純利少於保證溢利或第二年純利為零或負數,賣方須支付譽明按以下公式計算之金額(可以二期款項抵銷,以4,875,000港元為上限):

(保證溢利－第二年純利) x 6.5 x 60%

(e) 倘第二年純利為零或負數,套用公式時將以零作為「第二年純利」。

(f) 倘第二年純利等於或超過保證溢利,但第二年税後純利等於或少於保證溢利,則不會對代價作出調整。

(g) 倘第二年税後純利超過保證溢利，譽明須支付賣方按以下公式計算之金額(以7,800,000港元為上限)：

(第二年税後純利－保證溢利) x 6.5 x 60%

因賣方違約所產生之申索而扣減

譽明有權根據股份收購協議及上述，自首期款項、二期款項或任何其他根據調整代價條款向賣方作出之付款(「**其他付款**」)中，扣減譽明可能因賣方違背其於股份收購協議下之責任、承擔、保證、承諾、彌償保證或契諾而遭受之任何損失、損害、成本及支出金額，前提為譽明須於該等付款各自到期前向賣方提出該等申索。

條件

本交易將下列條件達成後完成：

(a) 所有特許經營協議均已被終止，且該等特許經營協議項下之特許經銷商均已與上海新概念訂立經譽明批准之合作銷售協議；

(b) (i)兩家外資企業各成員單位之新公司章程已獲譽明批准之形式進行修訂，以使其各自能夠成立由三名董事組成之董事會；及(ii)根據股份收購協議任命新董事及監事所必需之所有文件已由有關各方簽署完畢；及

(c) 譽明滿意對目標集團各成員公司之盡職審查之結果(包括但不限於其財務事宜、業務營運及法律事項)。

倘任何條件於截止日期下午五時正前仍未達成(或由譽明根據股份收購協議豁免，如適用)，則股份收購協議將失效，而譽明所支付之訂金須立即退還，且股份收購協議及所載全部條款(其中有關賣方擔保人之擔保及披露限制除外)將告失效及作廢，並再無效力，惟協議各方仍須就先前違反協議之條款向其他方承擔責任。

於最後實際可行日期，所有條件已經達成。

賣方擔保人之擔保

賣方擔保人無條件及不可撤回地向譽明擔保，賣方將依時妥為履行股份收購協議下之全部責任，並同意就譽明可能透過或因賣方違反任何該等責任而產生之所有損失、損害、費用及開支作出彌償保證。

買方擔保人之擔保

本公司無條件及不可撤回地向賣方擔保，譽明將依時妥為履行股份收購協議下之責任，支付留存結欠及其利息，以及股份收購協議項下之額外款項，並同意就賣方可能透過或因譽明違反任何該等責任而產生之所有損失、損害、費用及開支作出彌償保證。

完成

收購事項已於二零零八年五月三十日完成及已於完成時支付4,875,000港元。

股東貸款及個人擔保

於完成時，譽明(作為貸款人)及新概念控股(作為借款人)已訂立一份本金金額為22,000,000港元(年利率12%)(「**貸款**」)而貸款人可即時要求借款人歸還貸款之貸款協議。賣方擔保人亦已就貸款向譽明作出個人擔保，並簽署一份本金金額上限為8,800,000港元及其利息之個人擔保書。

有關目標集團之資料

新概念控股為於二零零一年三月二十八日在香港註冊成立之有限公司。新概念控股為投資及商標控股公司，並由賣方全資擁有。其主要資產為於兩家外資企業中之全部股權及目標集團所使用之商標。

上海新概念主要於中國從事設計、市場推廣、批發及零售男士時裝及銷售領帶等男士配飾及旅行包等。上海新概念擁有設計、市場推廣、分銷及零售能力。根據賣方，上海新概念為男士時裝公司翹楚之一，於中國擁有逾120家零售店。

新概念溢華自其成立以來尚未開始營運。

根據新概念控股截至二零零七年十二月三十一日之未經審核綜合財務報表，新概念控股之負債淨額約為13,382,269港元及截至二零零七年十二月三十一日止兩個財政年度，新概念控股錄得以下稅前及稅後未經審計綜合純利／(虧損)：

	截至二零零六年十二月三十一日止年度 *(未經審核)*	截至二零零七年十二月三十一日止年度 *(未經審核)*
稅前純利／(虧損)	1,250,639港元	(1,147,141)港元
稅後純利／(虧損)	1,250,105港元	(1,150,746)港元

於股份收購協議完成後，譽明擁有新概念控股之60%權益，新概念控股成為本公司之間接附屬公司。截至二零零八年十二月三十一日止財政年度，目標集團之業績將與本集團之財務業績合併。

進行收購之理由

本集團主要從事優質品牌產品的進口、市場推廣、分銷及售後服務，客戶遍及亞洲地區，並以中國、香港、澳門、新加坡及馬來西亞市場為主，以及從事物業投資。提供的產品主要包括汽車及汽車配件、機動遊艇、直升飛機、優質時裝及配飾、空調及冷凍產品、影音設備、汽車音響及電子產品。

董事會認為，收購事項將使本集團能夠擴充及多元化其於中國之現有時裝及配飾業務線，以及為本集團於中國的整體批發及分銷網絡帶來協同效益。鑑於中國奢侈品市場快速增長，優質及流行時裝的銷售及溢利率預期將於可預見未來增長。按此基準，董事會認為，本集團之盈利能力及收益流將透過收購事項強化及進一步多元化。

收購事項對本集團之盈利、資產及負債不會構成任何重大影響，亦不會導致本公司控制權有任何變動。

鑑於上述內容，董事認為股份收購協議之條款(包括代價)對股東屬公平合理，且股份收購協議符合本公司及股東整體利益。

一般事項

收購事項構成上市規則第14.06(2)條項下本公司之須予披露交易。

其他資料

謹請　閣下留意本通函附錄所載之一般資料。

此致

列位股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零八年六月六日

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本通函內表達之所有意見乃經審慎周詳考慮後作出，且本通函並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

董事於本公司股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於最後實際可行日期於股份中擁有之好倉：

		股份數目	
董事	**個人權益**	**公司權益**	**總計**
李文輝先生	2,779,725	116,560,284 *(附註1)*	119,340,009
李文彬先生	566,280	118,295,146 *(附註1&2)*	118,861,426
汪滌東先生	175,000	–	175,000
許捷成先生	120,000	–	120,000
陳文生先生	325,662	–	325,662
李卓民先生	–	2,304,240 *(附註3)*	2,304,240
余金霞女士	6,251,659	116,560,284 *(附註1)*	122,811,943

附註：

1. 該116,560,284股股份由Cyber Tower Inc.全資擁有之Modern Orbit Limited持有。Modern Orbit Limited為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該118,295,146股股份當中，1,734,862股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

3. 該2,304,240股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生所控制。

(b) 於最後實際可行日期，於本公司股本衍生工具之相關股份中擁有之好倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價港元
李文輝先生	二零零二年九月二十四日	2,659,113	二零零二年九月二十四日至二零零八年九月二十三日	0.8333
	二零零七年六月十一日	264,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	120,000 *(附註1)*	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
李文彬先生	二零零二年六月四日	377,557	二零零二年六月四日至二零零八年六月三日	0.8333
	二零零二年九月二十四日	171,600	二零零二年九月二十四日至二零零八年九月二十三日	0.8333
	二零零七年六月十一日	120,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	144,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
汪滌東先生	二零零七年九月二十五日	3,480,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
許捷成先生	二零零七年九月二十五日	840,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
陳文生先生	二零零七年九月二十五日	204,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
李卓民先生	二零零二年六月四日	264,289	二零零二年六月四日至二零零八年六月三日	0.8333
	二零零二年九月二十四日	1,372	二零零二年九月二十四日至二零零八年九月二十三日	0.8333
	二零零七年六月十一日	60,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	204,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
張應坤先生	二零零七年六月十一日	60,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	204,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700
余金霞女士	二零零二年九月二十四日	76,876 *(附註2)*	二零零二年九月二十四日至二零零八年九月二十三日	0.8333
	二零零七年六月十一日	96,000	二零零七年六月十一日至二零一三年六月十日	0.8333
	二零零七年九月二十五日	168,000	二零零七年九月二十五日至二零一三年九月二十四日	0.8700

附註：

1. 包括授予李文輝先生之配偶之購股權。

2. 該等購股權乃授予余金霞女士之配偶兼本公司前董事李永森先生。李永森先生自二零零七年五月三十一日起不再擔任本公司董事。自彼時起，根據證券及期貨條例，由彼持有之購股權須與其配偶之購股權一起呈報。

(c) 於最後實際可行日期，於相聯法團之股份中擁有之好倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
余金霞女士	樂爵士娛樂國際有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	和記電業有限公司	8,900 *(附註1)*	無投票權遞延股
	和記電器服務有限公司	1 *(附註2)*	無投票權遞延股

附註：

1. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。

2. 該1股股份由余金霞女士之配偶李永森先生持有。

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值百分十或以上之人士如下：

於最後實際可行日期，於股份及本公司股本衍生工具之相關股份中擁有之好倉：

股東名稱	股份數目	股本衍生工具之相關股份數目	截至最後實際可行日期佔已發行股份總數之概約百分比
Modern Orbit Limited	116,560,284 *(附註1)*	–	38.04%
錦興集團有限公司	390,000 *(附註3)*	–	0.12%
Great Intelligence Holdings Limited	5,178,960 *(附註4)*	–	1.69%
Cross Profit Capital Limited	–	36,144,578 *(附註2及3)*	11.79%
陳國強博士	6,114,000 *(附註3及4)*	–	1.99%
伍婉蘭女士	6,114,000 *(附註3及4)*	–	1.99%

附註：

1. Cyber Tower Inc.以The WS Lee Unit Trust之信託人身份全資擁有Modern Orbit Limited。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員(包括余金霞女士、李文輝先生及李文彬先生)為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。李文輝先生、李文彬先生及余金霞女士均為本公司董事。

2. 該36,144,578股相關股份指由Hanny Magnetics (B.V.I.) Limited (即錦興集團有限公司之全資附屬公司)之全資附屬公司Cross Profit Capital Limited持有之30,000,000港元可按0.83港元轉換之可換股可贖回票據全部獲轉換後發行之股份。

3. 該390,000股股份由錦興集團有限公司持有。

其威投資有限公司(即Mankar Assets Limited之全資附屬公司)擁有錦興集團有限公司全部已發行股本約49.90%之股權。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司,而後者則為德祥企業集團有限公司之全資附屬公司。陳國強博士直接持有錦興集團有限公司全部已發行股本約0.47%之股權。陳國強博士分別直接及間接持有德祥企業集團有限公司全部已發行股本約4.69%及約30.08%之股權。伍婉蘭女士為陳國強博士之配偶。

其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於錦興集團有限公司持有之股份中擁有權益。Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Cross Profit Capital Limited持有之可換股可贖回票據產生之相關股份中擁有權益。

4. 該5,178,960股股份由Great Intelligence Holdings Limited持有,該公司為ITC Management Group Limited之全資附屬公司,而後者則為德祥企業集團有限公司之全資附屬公司。

ITC Management Group Limited、德祥企業集團有限公司、陳國強博士及伍婉蘭女士均被視作於Great Intelligence Holdings Limited持有之股份中擁有權益。

除上文所披露者外,據本公司董事及主要行政人員所知,除本公司董事及主要行政人員外,概無其他人士於本公司股份及相關股份中,擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉,或直接或間接擁有附帶權利,可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值百分十或以上。

董事於服務合約之權益

於最後實際可行日期,董事與本集團成員公司之間概無訂立或擬訂立服務合約(不包括於一年內屆滿或於一年內免付賠償(法定賠償除外)而可終止之合約)。

訴訟

於最後實際可行日期,據董事所知,本公司或任何附屬公司概無涉及重大訴訟或仲裁,且並無任何重大訴訟或申索待決或對本公司或其任何附屬公司構成威脅。

構成競爭之權益

於最後實際可行日期,據董事所知,董事及彼等之聯繫人士(定義見上市規則)概無於任何與本集團業務構成或可能構成競爭之業務中擁有權益。

其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司在香港之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

(c) 本公司之合資格會計師為汪滌東先生，彼為特許公認會計師公會之資深會員及香港會計師公會之會員。

(d) 本通函之中英文本如有歧異，概以英文本為準。

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

DATE OF BOARD MEETING

The board of directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") announces that a meeting of the Board will be held on Friday, 28 March 2008 for the purpose of, among other matters, approving the final results of the Company and its subsidiaries for the year ended 31 December 2007 and considering the recommendation of final dividend, if any.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors, Ms. Kam Har YUE, who is a non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 14 March 2008

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

PROPOSED DIRECTORS FOR RE-ELECTION

A notice convening an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "Company") to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Wednesday, April 30, 2008 at 10:00 a.m. or any adjournment thereof is set out on pages 9 to 10 of this circular.

If you are not able to attend the annual general meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time fixed for holding of the annual general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the annual general meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *for identification purposes only*

April 7, 2008

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, April 30, 2008 at 10:00 a.m. or any adjournment thereof;
"associates"	has the same meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Bye-law(s)"	the bye-law(s) of the Company;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the main board of the Stock Exchange;
"Directors"	the directors of the Company;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	April 1, 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

April 7, 2008

To all Shareholders

Dear Sir or Madam,

PROPOSED DIRECTORS FOR RE-ELECTION

INTRODUCTION

The purpose of this circular is to provide you with information in relation to the proposed re-election of Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG as Directors at the Annual General Meeting.

* *for identification purposes only*

PROPOSED DIRECTORS FOR RE-ELECTION

According to Bye-law 99(A) of the Bye-laws, at each annual general meeting, one-third of the Directors (save for any chairman or managing director) for the time being, or if their number is not a multiple of three (3), the number nearest to but not greater than one-third, shall retire from office by rotation. The Directors to retire at every annual general meeting shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire, unless they otherwise agree between themselves, shall be determined by lot. Such retiring Directors shall be eligible for re-election.

The number nearest one-third of the remaining seven Directors, excluding Mr. Richard Man Fai LEE, who is the Chairman, shall retire from office according to Bye-law 99(A) of the Bye-laws. Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, the executive Directors, being the Directors longest in office since their last election, shall retire at the Annual General Meeting and, being eligible, shall offer themselves for re-election.

Each of Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG has indicated his willingness to be re-elected at the Annual General Meeting.

Bye-law 103 of the Bye-laws provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the office of the Company a notice in writing signed by a Shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected. Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the Annual General Meeting, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Road, Kwai Chung, New Territories, Hong Kong on or before Tuesday, April 22, 2008.

Details and brief biographies of the Directors offering themselves for re-election at the Annual General Meeting are set out in the Appendix to this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the Annual General Meeting is received after the printing of this circular, the Company will issue a supplementary circular to inform Shareholders of the details of the additional candidate(s) proposed.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, April 30, 2008 at 10:00 a.m. or any adjournment thereof is set out on pages 9 to 10 of this circular and a form of proxy for use at the Annual General Meeting is herein enclosed. If you are not able to attend the Annual General Meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the Shareholders who are entitled to the attend and vote at the Annual General Meeting, the register of members of the Company will be closed from Thursday, April 24, 2008 to Wednesday, April 30, 2008, both days inclusive, during which no transfer of Shares will be effected. All transfer of Shares must be duly completed, accompanied by the relevant share certificates and lodged with the Company's Branch Share Registrar in Hong Kong, Standard Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Wednesday, April 23, 2008.

PROCEDURES FOR DEMANDING POLL

Pursuant to Bye-law 70 of the Bye-laws, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATIONS

The Board considers that the re-election of the retiring Directors is in the interest of the Company and the Shareholders as a whole, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

The details and brief biographies of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:

Mr. Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 49, is an executive Director of the Company and was appointed in January 2002. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment. Other than the directorship with each of the Company and various subsidiaries of the Company, Mr. LEE has not held any directorships in any other companies listed on the Stock Exchange in the past three years.

He is the son of Ms. Kam Har YUE, a non-executive Director and the younger brother of Mr. Richard Man Fai LEE, an executive Director, Executive Chairman and Chief Executive Officer of the Company. Save as disclosed, Mr. LEE does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. LEE, together with Modern Orbit Limited, and Fisherman Enterprises Inc. and their respective associates, is interested in 99,051,189 Shares, representing approximately 38.8% of the issued share capital of the Company. Save for the above interest in Shares and the options granted to him under the share option schemes of the Company established in accordance with the Chapter 17 of the Listing Rules, Mr. LEE has no other interest in the Company within the meaning of Part XV of the SFO.

According to the service contract between Mr. LEE and the Company, there is no fixed term of service but his directorship is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws. Under the service contract, there is no provision for a fixed director's fee for Mr. LEE; however, Mr. LEE is entitled to a discretionary profit sharing bonus of the Company's consolidated net profits with regard to the cash flow position of the Company.

In relation to Mr. LEE's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. There is no other matter which needs to be brought to the attention of the shareholders of the Company in relation to the proposed re-election of the retiring Director.

Mr. Tik Tung WONG, FCCA, CPA (Practising), aged 51, has been an executive Director since June 28, 2004 and is the Chief Financial Officer, qualified accountant and a member of the Remuneration Committee of the Company. He is also the director of various subsidiaries of the Company and the Chief Financial Officer of China Premium Lifestyle Enterprise Inc., an associated company of the Group. Mr. WONG is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He is an independent non-executive director of Chi Cheung Investment Company, Limited.

Mr. WONG is not connected with any director, senior management, substantial shareholders or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. WONG is interested in 200,000 Shares, representing approximately 0.08% of the issued share capital of the Company. Save for the above interests in Shares and the options granted to him under the share option schemes of the Company established in accordance with the Chapter 17 of the Listing Rules, Mr. LEE has no other interests in the Company within the meaning of Part XV of the SFO.

According to the service contract between Mr. WONG and the Company, Mr. WONG is entitled to an annual salary package of HK$954,816 (excluding any fixed or discretionary bonus which is not currently determined). The service contract provides for a fixed term of one year with effect from July 1, 2007. The emoluments of Mr. WONG are determined by the Board with reference to the Company's performance and profitability as well as remuneration benchmark in the industry and the prevailing market.

In relation to Mr. WONG's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules. There is no other matter which needs to be brought to the attention of the shareholders of the Company in relation to the proposed re-election of the retiring Director.

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, April 30, 2008 at 10:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2007;

2. (a) To re-elect the following persons as directors of the Company:

   (i) Mr. Jeff Man Bun LEE; and

   (ii) Mr. Tik Tung WONG; and

   (b) To authorise the Board of Directors to fix the remuneration of the Directors; and

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 7, 2008

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* *for identification purposes only*

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting (as the case may be).

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to Bye-law 70 of the Bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

此乃要件　請即處理

閣下對本通函任何方面如有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行（集團）有限公司股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份編號：720）

建議董事重選連任

和記行（集團）有限公司（「本公司」）謹訂於二零零八年四月三十日（星期三）上午十時正，假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，大會通告載於本通函第9至10頁。

倘　閣下未能出席股東週年大會，務請按照代表委任表格列印之指示將表格填妥，並盡快交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於股東週年大會或其任何續會（視情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後，閣下仍可親身出席股東週年大會或其任何續會（視情況而定）並於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

* *僅供識別*

二零零八年四月七日

目　錄

頁次

責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

除文義另有所指外，於本通函內，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零八年四月三十日(星期三)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東週年大會或其任何續會；
「聯繫人士」	指	與上市規則所界定者具相同涵義；
「董事會」	指	指董事會；
「公司細則」	指	本公司之公司細則；
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所主板上市；
「董事」	指	指本公司董事；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零八年四月一日，即本通函付印前為確定其所載之若干資料之最後實際可行日期；
「上市規則」	指	指聯交所證券上市規則；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「股份」	指	本公司股本中每股面值港幣1.00元之普通股；
「股東」	指	股份之持有人；
「聯交所」	指	香港聯合交易所有限公司；及
「港幣」	指	香港法定貨幣港元。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

執行董事：
李文輝先生
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

建議董事重選連任

緒言

本通函旨在向 閣下提供有關建議於股東週年大會上重選李文彬先生及汪滌東先生為董事之資料。

* *僅供識別*

建議董事重選連任

根據公司細則第99(A)條，在每屆股東週年大會上，除主席或董事總經理外，三分之一之現任董事（或倘董事人數並非三或三之倍數，則應取最接近但不多於三分之一之數）須任滿告退。在每屆股東週年大會上，退任董事將為自上次選舉以來任期最長之董事，惟如超過一位董事乃在同一日退任，則退任董事將以抽簽決定（除非彼等另行達成協議）。該等退任董事可膺選連任。

除主席李文輝先生外，餘下之七名董事之三分之一須根據公司細則第99(A)條任滿告退。執行董事李文彬先生及汪滌東先生為自上次選舉以來任期最長之董事，須於股東週年大會上任滿告退，惟符合資格並願意在股東週年大會上被重選連任。

李文彬先生及汪滌東先生已各自表明其在股東週年大會上連任董事之意願。

公司細則第103條規定，除退任之董事外，任何未經董事會推薦之人士均不具資格於任何股東大會獲選為董事，除非有合資格出席股東週年大會並可於會上投票之股東（提名人士除外）於預定會議日期最少七(7)天前向本公司辦事處遞交由其簽署之書面通知，表明有意提名該人士參選董事，而該被提名人士亦已發出書面通知表明願意參選。故此，如股東有意提名任何人士在股東週年大會參選董事，則須發出通知表明有意提名該人士參選董事，而獲提名人士亦須發出簽署通知確認參選意願。該等通知必須於二零零八年四月二十二日（星期二）或之前送達本公司於香港之主要辦事處（地址為香港新界葵涌青山道585-609號和記行大廈A座10樓），方為有效。

願意在股東週年大會上被重選連任之董事之詳細資料及簡歷載於本通函附錄。如本公司於本通函付印後接獲股東提名任何人士在股東週年大會參選董事之有效通知，則將發出一份補充通函，以知會股東新增提名候選人之資料。

股東週年大會

本公司謹訂於二零零八年四月三十日(星期三)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會,大會通告載於本通函第9至10頁。隨附股東週年大會適用之代表委任表格。倘 閣下未能親身出席股東週年大會,務請按照代表委任表格列印之指示將表格填妥並盡快交回本公司之香港主要辦事處,地址為香港新界葵涌青山道585-609號和記行大廈A座10樓,惟無論如何須於股東週年大會或其任何續會(視情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後, 閣下仍可親身出席股東週年大會或其任何續會(視情況而定),並於會上投票。在此情況下,委任代表之文據將被視作撤銷。

暫停辦理股份過戶登記

為釐定符合資格出席股東週年大會及在會上投票之股東名單,本公司將於二零零八年四月二十四日(星期四)至二零零八年四月三十日(星期三)(包括首尾兩日)暫停辦理股份過戶登記,期間不會辦理股份過戶手續。所有股份過戶文件須適當填妥,並須不遲於二零零八年四月二十三日(星期三)下午四時三十分連同有關股票交回本公司之香港股份過戶登記分處卓佳標準有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

要求以投票方式表決之程序

根據公司細則第70條規定,下列人士可於宣布舉手投票結果之前或之時或撤銷任何其他投票要求時,要求就任何於大會上提呈投票之決議案以投票方式表決:

(a) 股東週年大會主席;或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於股東週年大會上投票之委任代表;或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表,而彼或彼等於全體股東可於股東週年大會上投票之投票權總額中所佔比例不少於十分之一;或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表,而彼或彼等持有附帶可於股東週年大會上投票之權利之股份,且當中已繳股款之總額,相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

推薦意見

董事會認為，重選退任董事符合本公司及股東整體之最佳利益。因此，謹此建議股東投票贊成在股東週年大會上提呈之所有相關決議案。

此致

列位股東 台照

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

二零零八年四月七日

建議於股東週年大會上重選之董事之詳細資料及簡歷如下：

李文彬先生，*BSc*、*MSc*（密芝根大學）、*MSc*（史丹福大學），49歲，於二零零二年一月獲委任為本公司執行董事。李先生負責本集團之策略策劃及開發新項目。彼在加盟本集團前，曾於Apple Computer International Limited研發部任職系統軟件工程專家一職，為時5年。彼在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。除擔任本公司及本公司多間附屬公司之董事職務外，李先生於過去三年並無擔任其他在聯交所上市之公司的董事職務。

李先生為非執行董事余金霞女士之子，亦為本公司執行董事、執行主席兼行政總裁李文輝先生之胞弟。除上文披露者外，李先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。

於最後實際可行日期，李先生連同Modern Orbit Limited及Fisherman Enterprises Inc.及彼等各自之聯繫人士擁有99,051,189股股份權益，相當於本公司已發行股本約38.8%。除上述股份權益及按上市規則第17章設立之本公司優先認股權計劃授予彼之認股權外，李先生概無擁有任何其他證券及期貨條例第XV部所界定之本公司之權益。

根據李先生與本公司訂立之服務合約，李先生於本公司並無固定任期，惟彼須依據公司細則於股東週年大會上輪值告退，並可重選連任。根據服務合約，李先生並無固定董事酬金；然而，李先生享有根據本公司之現金流動狀況而與本公司綜合盈利掛鈎之酌情花紅。

就李先生重選為董事而言，概無其他資料須根據上市條例第13.51(2)(h)至13.51(2)(v)條之規定作出披露。就重選退任董事一事，亦無任何其他事項須通知本司股東。

汪滌東先生，*FCCA*、*CPA（執業）*，51歲，彼自二零零四年六月二十八日起擔任本公司執行董事，並為本公司之財務總監、合資格會計師及薪酬委員會成員。彼亦為本公司多間附屬公司之董事及本集團之聯營公司China Premium Lifestyle Enterprise, Inc.之財務總監。汪先生為英國特許公認會計師公會資深會員及香港會計師公會會員。彼於至祥置業有限公司擔任獨立非執行董事。

汪先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。於最後實際可行日期，汪先生擁有200,000股股份權益，相當於本公司已發行股本約0.08%。除上述股份權益及按上市規則第17章設立之本公司優先認股權計劃授予彼之認股權外，汪先生概無擁有任何其他證券及期貨條例第XV部所界定之本公司之權益。

根據汪先生與本公司之服務合約，汪先生之每年薪酬待遇為港幣954,816元（不包括任何現時尚未釐定之固定或酌情發放之花紅）。該服務合約年期固定為一年，自二零零七年七月一日起生效。汪先生之酬金乃由董事會經參照本公司之業績表現、盈利能力以及業界薪酬基準及當時市場狀況而定。

就汪先生重選為董事而言，概無其他資料須根據上市條例第13.51(2)(h)至13.51(2)(v)條之規定作出披露。就重選退任董事一事，亦無任何其他事項須通知本司股東。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

(股份編號:720)

股東週年大會通告

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零八年四月三十日(星期三)上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會,以討論及酌情通過下列決議案(不論有否修訂):

1. 省覽本公司截至二零零七年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告;

2. (a) 重選下列人士為本公司董事:

    (i) 李文彬先生;及

    (ii) 汪滌東先生;及

   (b) 授權董事會釐定董事酬金;及

3. 授權董事會委任本公司核數師並釐定其酬金。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港,二零零八年四月七日

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* *僅供識別*

香港主要辦事處：
香港新界
葵涌青山道585-609號
和記行大廈A座10樓

附註：

1. 凡有權出席上述大會並於會上投票之股東均有權委任一名代表出席並代其投票。持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會（視情況而定）召開前48小時送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，於宣布舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或

   (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

   (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

PROPOSED CAPITAL REORGANISATION, BONUS SHARE ISSUE, REFRESHMENT OF THE SCHEME LIMIT UNDER THE 2002 SHARE OPTION SCHEME AND GENERAL MANDATES TO ISSUE NEW SECURITIES AND TO REPURCHASE SHARES

A notice convening a special general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "Company") to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Wednesday, April 30, 2008 at 10:30 a.m. or immediately after the closing or adjournment of the annual general meeting of the Company to be held on the same day at the same place at 10:00 a.m., whichever is later, or any adjournment thereof is set out on pages 19 to 24 of this circular.

If you are not able to attend the special general meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time fixed for holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *for identification purposes only*

April 7, 2008

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

EXPECTED TIMETABLE

Last day of trading in Shares cum entitlements to the Bonus Share Issue	Monday, April 21, 2008
First day of trading in Shares ex-entitlements to the Bonus Share Issue	Tuesday, April 22, 2008
Latest time for lodging transfer forms of Shares to qualify for entitlements to the Bonus Share Issue	4:30 p.m., Wednesday, April 23, 2008
Closure of register of members (both days inclusive)	Thursday, April 24, 2008 to Wednesday, April 30, 2008
Latest time for lodging forms of proxy for the Special General Meeting	10:30 a.m., Monday, April 28, 2008
Special General Meeting	10:30 a.m., Wednesday, April 30, 2008
Record date for determination of entitlements to the Bonus Share Issue	Wednesday, April 30, 2008
Effective date of the Capital Reorganisation	4:00 p.m., Wednesday, April 30, 2008
Register of members re-opens	9:30 a.m., Friday, May 2, 2008
Commencement of trading in the Adjusted Shares	9:30 a.m., Friday, May 2, 2008
First day for free exchange of certificates for Shares into new certificates for Adjusted Shares	Friday, May 2, 2008
Despatch of share certificates for Bonus Shares	On or before Friday, May 9, 2008
First day of trading in Bonus Shares on the Stock Exchange	Wednesday, May 14, 2008
Last day for free exchange of certificates for Shares into new certificates for Adjusted Shares	Friday, May 30, 2008

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Accumulated Losses"	the accumulated losses of the Company;
"Adjusted Share(s)"	share(s) of HK$0.10 each in the share capital of the Company upon the Capital Reorganisation becoming effective;
"Board"	board of Directors;
"Bonus Share Issue"	the issue of Bonus Shares to the Shareholders on the basis of one (1) Bonus Share for five (5) Adjusted Shares;
"Bonus Shares"	up to 51,062,951 new Adjusted Shares to be issued under the Bonus Share Issue;
"Bye-laws"	the bye-laws of the Company;
"Capital Reduction"	the proposed reduction in the paid up capital and nominal value of each issued Share from HK$1.00 to HK$0.10 by cancellation of HK$0.90 of the paid up capital for each issued Share;
"Capital Reorganisation"	the Capital Reduction, the Share Subdivision, the transfer of the credit arising from the Capital Reduction to the contributed surplus account of the Company and application of an amount standing to the credit of the contributed surplus account of the Company to eliminate the entire Accumulated Losses upon the Capital Reduction becoming effective;
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC;
"Companies Act"	Companies Act 1981 of Bermuda (as amended);
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Convertible Note"	the 7.25% coupon convertible note due 2008 in the principal amount of HK$30 million held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;

"Directors"	the directors of the Company;
"General Mandates"	the New Issue Mandate and the Repurchase Mandate;
"Group"	the Company and its subsidiaries;
"HKSCC"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	April 1, 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"New Issue Mandate"	the general and unconditional mandate proposed to be granted to the Directors at the Special General Meeting to exercise all the powers of the Company to allot, issue and otherwise deal with the Shares or Adjusted Shares;
"Overseas Shareholders"	Shareholders whose names appear on the register of members of the Company as at the close of business on the Record Date and whose addresses as shown in the register of members of the Company on that date are outside Hong Kong;
"Record Date"	Wednesday, April 30, 2008, the record date by reference to which entitlements to the Bonus Share Issue will be determined;
"Repurchase Mandate"	the general and unconditional mandate proposed to be granted to the Directors at the Special General Meeting to exercise all the powers of the Company to repurchase the shares of the Company;
"Scheme Limit"	the total number of Adjusted Shares or Shares (as the case may be) in respect of which options may be granted pursuant to the 2002 Share Option Scheme and any other schemes not exceeding (a) 10% of the issued share capital of the Company immediately upon the Capital Reorganisation becoming effective; or (b) 10% of the existing issued share capital of the Company in the event that the Capital Reorganisation is not approved at the Special General Meeting;

"Share(s)"	share(s) of HK$1.00 each in the existing share capital of the Company prior to the Capital Reorganisation becoming effective;
"Shareholder(s)"	holder(s) of Shares or the Adjusted Shares (as the case may be);
"Share Subdivision"	the subdivision of every authorized but unissued Share into 10 Adjusted Shares upon the Capital Reduction becoming effective;
"Special General Meeting"	the special general meeting (or any adjourment thereof) to be convened by the Company at 10:30 a.m. on Wednesday, April 30, 2008 or soon thereafter the annual general meeting of the Company to be held on the same day at the same place shall close or adjoin to consider and, if thought fit, to pass relevant resolutions regarding the Capital Reorganisation, the Bonus Share Issue, the refreshment of the Scheme Limit under the 2002 Share Option Scheme and the granting of the General Mandates;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers;
"1991 Share Option Scheme"	the share option scheme of the Company adopted on June 22, 1991 and expired on June 21, 2001;
"2001 Share Option Scheme"	the share option scheme of the Company adopted on June 28, 2001 and terminated on May 30, 2002;
"2002 Share Option Scheme"	the share option scheme of the Company adopted on May 30, 2002;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"%"	per cent.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

April 7, 2008

To all Shareholders and, for information only, holder(s) of the Convertible Note and share options

Dear Sir or Madam,

PROPOSED CAPITAL REORGANISATION,
BONUS SHARE ISSUE,
REFRESHMENT OF THE SCHEME LIMIT
UNDER THE 2002 SHARE OPTION SCHEME
AND
GENERAL MANDATES TO ISSUE NEW SECURITIES
AND TO REPURCHASE SHARES

INTRODUCTION

On March 28, 2008, the Board announced that the Company intends to put forward proposals for the Shareholders to approve the Capital Reorganisation, the Bonus Share Issue and the refreshment of the Scheme Limit under the 2002 Share Option Scheme.

* *for identification purposes only*

The purpose of this circular is to give you further information regarding, amongst other things, the Capital Reorganisation, the Bonus Share Issue, the refreshment of the Scheme Limit under the 2002 Share Option Scheme and the General Mandates, and to give you notice of the Special General Meeting convened for the purpose of considering and, if thought fit, approving the Capital Reorganisation, the Bonus Share Issue, the refreshment of the Scheme Limit under the 2002 Share Option Scheme and the granting of the General Mandates.

PROPOSED CAPITAL REORGANISATION

The Board proposes to put forward a proposal to the Shareholders to effect the Capital Reorganisation which will involve:

(i) the reduction of the nominal value of each Share in issue from HK$1.00 to HK$0.10 by canceling paid up capital to the extent of HK$0.90 for each issued Share on the date the Capital Reduction becoming effective;

(ii) the subdivision of each authorised but unissued Share into 10 Adjusted Shares;

(iii) the transfer of the credit arising from the Capital Reduction to the contributed surplus account of the Company; and

(iv) the utilisation of the contributed surplus account of the Company resulting from (iii) above to eliminate the entire balance of the Accumulated Losses on the date the Capital Reduction becoming effective.

Conditions of the Capital Reorganisation

The Capital Reorganisation is conditional upon fulfillment of the following conditions:

1. the passing of the relevant resolutions by the Shareholders to approve the Capital Reorganisation at the Special General Meeting;

2. the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Adjusted Shares; and

3. the publication of a notice in relation to the Capital Reduction in Bermuda in accordance with the Companies Act and the signing of a written resolution by all Directors confirming that on the date as from which the Capital Reduction is to have effect, there should be no reasonable ground for believing that the Company is, or after the Capital Reduction would be, unable to pay its liabilities as they become due.

The Capital Reduction is not subject to any approval or consent from court under laws of Bermuda.

Effects of the Capital Reorganisation

As at the Latest Practicable Date, the authorised share capital of the Company is HK$350,000,000 divided into 350,000,000 Shares, of which 255,314,759 Shares are in issue and credited as fully paid up. Upon the Capital Reoganisation becoming effective, and assuming no further Shares will be issued or repurchased after the Latest Practicable Date, the authorized share capital of the Company will be HK$350,000,000 divided into 3,500,000,000 Adjusted Shares, of which 255,314,759 Adjusted Shares will be in issue and credited as fully paid up. As a result of the Capital Reduction, the issued share capital of the Company shall be reduced by HK$229,783,283.10 from HK$255,314,759 to HK$25,531,475.90. A credit of HK$229,783,283.10 will therefore arise as a result of the Capital Reduction, which will be transferred to the contributed surplus account of the Company.

As at December 31, 2007, the Company recorded Accumulated Losses of approximately HK$538,328,826 and the balance of the contributed surplus account was approximately HK$361,490,814. On this basis, upon the Capital Reduction becoming effective, the balance of the contributed surplus account will increase to HK$591,274,097.10 after the transfer of the credit arising from the Capital Reduction thereto as mentioned above. It is proposed that as part of the Capital Reorganisation, an amount equal to the balance of the Accumulated Losses as at the date the Capital Reduction becoming effective and standing in the contributed surplus account will be utilised to eliminate the entire Accumulated Losses.

Other than the expenses incurred or to be incurred relating to the Capital Reorganisation, implementation of the Capital Reorganisation will not, by itself, alter the underlying assets, business operations, management or financial position of the Company or the proportionate interests of the Shareholders. The Board believes that the Capital Reorganisation will not have any adverse effect on the financial position of the Group and that on the date the Capital Reorganisation is to be effective, there are no reasonable grounds for believing that the Company would be unable to pay its liabilities as they become due.

Reasons for the Capital Reorganisation

The Board considers that it would be in the Company's interests to eliminate its Accumulated Losses by effecting the Capital Reorganisation and utilise the credit arising therefrom, enabling the Company to declare dividends to the Shareholders in the future. Besides, since the Shares have recently been trading below their nominal value and the Company is not allowed to issue new Shares below their nominal value, the Board believes that the Capital Reorganisation will give greater flexibility to the Company to raise funds through the issue of new shares in the future. As such, the Directors believe that the Capital Reorganisation is beneficial to the Company and the Shareholders as a whole. As at the Latest Practicable Date, no formal or legally binding agreement has been entered into by the Company for any fund raising exercises.

Status of the Adjusted Shares

The Adjusted Shares will rank pari passu in all respects with each other and the Capital Reorganisation will not result in any change in the relative rights of the Shareholders.

Application for listing

Application will be made to the Stock Exchange for the granting of the listing of, and permission to deal in, the Adjusted Shares arising from the Capital Reorganisation.

Subject to the granting of the listing of, and permission to deal in, the Adjusted Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Adjusted Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealing in the Adjusted Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Free Exchange of Certificates for Adjusted Shares

Subject to the Capital Reorganisation becoming effective which is expected to be at 4:00 p.m. on Wednesday, April 30, 2008, Shareholders may from Friday, May 2, 2008 until Friday, May 30, 2008 submit their existing certificates for the Shares (in blue color) to the Company's branch share registrar in Hong Kong, Tricor Standard Limited at 26th Floor, Tesbury Centre. 28 Queen's Road East, Wanchai, Hong Kong, in exchange for certificates for the Adjusted Shares (in light red color) at the expense of the Company. Thereafter, certificates for the Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) to be payable by Shareholders for each share certificate issued for the Adjusted Shares. Nevertheless, certificates for the Shares will continue to be good evidence of legal title and valid for trading, settlement and registration purposes and may be exchanged for share certificates for the Adjusted Shares at any time.

PROPOSED BONUS SHARE ISSUE

Subject to the Capital Reorganisation becoming effective, the Board proposes the Bonus Share Issue on the basis of one (1) Bonus Share for every five (5) Adjusted Shares held by the Shareholders whose names appear on the register of members of the Company on the Record Date and such Bonus Shares will be issued and credited as fully paid and will rank pari passu with the then issued Adjusted Shares in all respects with effect from the date of issue.

Conditions of the Bonus Share Issue

The Bonus Share Issue is conditional upon fulfillment of the following conditions:

(i) the Capital Reorganisation having become effective;

(ii) the passing of the relevant resolution by the Shareholders to approve the Bonus Share Issue at the Special General Meeting; and

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Shares to be issued pursuant to the Bonus Share Issue.

Effects of and Reasons for the Bonus Share Issue

As disclosed in the announcement on the final results of the Company for the year ended December 31, 2007, the Group recorded satisfactory results for the year. The Board believes that the Bonus Share Issue is a reward to the Shareholders for their continuing support to the Company during its difficult time in the last few years. Based on the 255,314,759 Shares in issue as at the date hereof and assuming no further Shares will be issued or repurchased on or before the Record Date, up to 51,062,951 Bonus Shares will be issued under the Bonus Share Issue and the amount of HK$5,106,295.10, being part of the Company's contributed surplus account, will be capitalised and applied in paying up in full the 51,062,951 Bonus Shares. After completion of the Bonus Share Issue, there will be a total of 306,377,710 Adjusted Shares in the then issued share capital of the Company. The 51,062,951 Bonus Shares represent 20% of the existing issued share capital of the Company and approximately 16.67% of the then issued share capital of the Company.

Application for Listing

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Bonus Shares to be issued pursuant to the Bonus Share Issue. It is expected that dealing of Bonus Shares on the Stock Exchange will commence on Wednesday, May 14, 2008.

Subject to the granting of the listing of, and permission to deal in, the Bonus Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealing in the Bonus Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Shareholders resident outside Hong Kong

The Company has made enquiry regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange pursuant to Rule 13.36(2) of the Listing Rules regarding the making of the Bonus Share Issue to the Overseas Shareholders. In reliance upon legal opinions obtained in the relevant overseas jurisdictions and as at the Latest Practicable Date, the Board is of the view that the exclusion of the Overseas Shareholders from the Bonus Share Issue is not necessary.

Adjustment to exercise price in respect of and/or number of outstanding share options

As at the Latest Practicable Date, share options for the subscription of 16,397,866 Shares granted by the Company pursuant to the 2002 Share Option Scheme remained outstanding.

In accordance with the rules of the 2002 Share Option Scheme and the Listing Rules as supplemented by the supplementary guidance on the interpretation of Rule 17.03 of the Listing Rules issued by the Stock Exchange on September 5, 2005, holders of outstanding share options who have not exercised their share options prior to the Record Date will be entitled to adjustment to the exercise price in respect of and/or the number of their outstanding share options. Options holders will be notified of the adjusted exercise price in respect of and/or the number of their outstanding share options in due course.

Adjustment to conversion price of the Convertible Note

As at the Latest Practicable Date, the outstanding principal of the Convertible Note amounts to HK$30 million. The Convertible Note entitles the holder thereof the right to convert all or part of the outstanding principal amount of the Convertible Note into common shares of the Company at the conversion price of HK$1.00 per Share of HK$1.00 each (subject to adjustment) at any time on or before the commencement of the seven calendar day period ending on and including September 5, 2008.

In accordance with the terms and conditions of the Convertible Note, a holder of the Convertible Note will be entitled to adjustment to the conversion price to convert the whole/or any part of the outstanding principal of the Convertible Note as a result of the Bonus Share Issue and the Capital Reorganisation and will be notified of the adjusted conversion price in due course.

PROPOSED REFRESHMENT OF THE SCHEME LIMIT UNDER THE 2002 SHARE OPTION SCHEME

The 1991 Share Option Scheme was adopted by the Company on June 22, 1991 and expired on June 21, 2001. As at the Latest Practicable Date, all outstanding options granted under the 1991 Share Option Scheme had expired.

The 2001 Share Option Scheme was adopted by the Company on June 28, 2001 and terminated on May 30, 2002. As at the Latest Practicable Date, all outstanding options granted under the 2001 Share Option Scheme had expired.

The 2002 Share Option Scheme was adopted by the Company on May 30, 2002. Under the rules of the 2002 Share Option Scheme,

(i) subject to (ii) below, the maximum number of shares of the Company in respect of which options may be granted under 2002 Share Option Scheme, when aggregated with any other schemes, shall not exceed 10% of the shares of the Company in issue as at the date of the relevant approval of the 2002 Share Option Scheme, and the maximum number of shares of the Company in respect of which options may be granted to any one participant may not exceed 1% of the shares of the Company in issue from time to time in a 12-month period;

(ii) the Scheme Limit may be refreshed by Shareholders in general meeting provided that the total number of shares of the Company which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme and any other share option schemes of the Company shall not exceed 10% of the total number of shares of the Company in issue as at the date of approval of the refreshed Scheme Limit. Options previously granted under the 2002 Share Option Scheme and any other share option schemes of the Company (including those outstanding, cancelled or lapsed in accordance with the 2002 Share Option Scheme and any other share option schemes of the Company or excised options) will not be counted for the purpose of calculating the Scheme Limit as refreshed; and

(iii) the maximum number of shares of the Company which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the 2002 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time. No options may be granted under the 2002 Share Option Scheme or any other share option schemes of the Company if such grant would result in the above limit being exceeded.

As at the Latest Practicable Date and having taken into account the various adjustments made according to the terms of the 2002 Share Option Scheme subsequent to the various reorganisations of the Company's capital structure involving capital reduction, share consolidation and subdivision, rights issue and bonus issue of shares undertaken by the Company, the Company had granted options to subscribe for an aggregate of 24,143,633 Shares pursuant to the terms of the 2002 Share Option Scheme. 2,199,385 options so granted had been exercised by the relevant grantees, 16,397,866 options remain outstanding and 5,546,382 options had lapsed according to the terms of the 2002 Share Option Scheme.

As such, the Company has substantially utilised the Scheme Limit to the extent of approximately 84% of the Scheme Limit and could only grant further options to subscribe for a maximum of 3,566,508 Shares (representing approximately 1.40 % of the existing issued share capital of the Company) under the 2002 Share Option Scheme before the refreshment of the Scheme Limit.

The Directors consider that the Company should refresh the Scheme Limit so that the Company will have more flexibility to provide incentives or rewards to participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre

employees and attract human resources that are valuable to the Group. If the refreshment of the Scheme Limit is approved at the Special General Meeting, based on the 255,314,759 Shares in issue as at the Latest Practicable Date and up to the date of the Special General Meeting, the Directors will be able to grant options for up to a total of 25,531,475 Shares (or Adjusted Shares upon the Capital Reorganisation becoming effective) under the refreshed Scheme Limit, representing 10% of the total number of Shares in issue as at the date of the Special General Meeting. The total number of shares of the Company which may be issued upon exercise of the refreshed Scheme Limit of 25,531,475 Shares (or Adjusted Shares upon the Capital Reorganisation becoming effective) together with all outstanding options as at the Latest Practicable Date carrying the right to subscribe for 16,397,866 Shares (or Adjusted Shares upon the Capital Reorganisation becoming effective) under the 2002 Share Option Scheme is 41,929,341 Shares (or Adjusted Shares upon the Capital Reorganisation becoming effective), representing approximately 16.42 % of the total number of Shares in issue as at the date of the Special General Meeting. The total number of outstanding share options granted under the 2002 Share Option Scheme and other share option schemes since the date of the adoption of the same have not at any time exceeded the 30% limit under the Listing Rules.

Conditions of the Refreshment of the Scheme Limit

The refreshment of the Scheme Limit under the 2002 Share Option Scheme is conditional upon:

(i) the passing of an ordinary resolution by the Shareholders to approve the refreshment of the Scheme Limit under the 2002 Share Option Scheme at the Special General Meeting; and

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in any Shares (or Adjusted Shares upon the Capital Reorganisation becoming effective), representing up to 10% of the total number of Shares in issue as at the date of the Special General Meeting, to be issued and allotted upon exercise of the options to be granted under the refreshed Scheme Limit.

Application for Listing

Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Shares (or Adjusted Shares upon the Capital Reorganisation becoming effective) to be issued upon exercise of options to be granted under the refreshed Scheme Limit of the 2002 Share Option Scheme.

NEW ISSUE MANDATE

An ordinary resolution will be proposed to grant to the Directors the New Issue Mandate, in terms set out in the notice of the Special General Meeting, to exercise (i) the power to issue Adjusted Shares not exceeding 20% of the issued share capital of the Company as adjusted by the Capital Reorganisation and adding the aggregate nominal amount of any Adjusted Shares

repurchased by the Company pursuant to the Repurchase Mandate; or (ii) the power to issue Shares not exceeding 20% of the issued share capital of the Company as at the date of passing of such resolution if the Capital Reorganisation is not approved at the Special General Meeting and adding the aggregate nominal amount of any Shares repurchased by the Company pursuant to the Repurchase Mandate.

REPURCHASE MANDATE

An ordinary resolution will be proposed to grant to the Directors the Repurchase Mandate, in terms set out in the notice of the Special General Meeting, to exercise (i) the power to repurchase its own issued Adjusted Shares not exceeding 10% of the issued share capital of the Company as adjusted by the Capital Reorganisation; or (ii) the power to repurchase Shares not exceeding 10% of the issued share capital of the Company as at the date of passing of such resolution if the Capital Reorganisation is not approved at the Special General Meeting.

An explanatory statement containing information relating to the Repurchase Mandate and in compliance with the Listing Rules is set out in the Appendix to this circular. The information in the explanatory statement is to provide you with the relevant information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of the Repurchase Mandate to the Directors.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Wednesday, April 30, 2008 at 10:30 a.m. or immediately after the closing or adjournment of annual general meeting of the Company to be held on the same day at the same place at 10:00 a.m., whichever is later, or any adjournment thereof is set out on pages 19 to 24 of this circular.

If you are not able to attend the Special General Meeting in person, please complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time fixed for holding of the Special General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting or any adjourned meeting (as the case may be) or upon the poll concerned should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

CLOSURE OF REGISTER OF MEMBERS

For the purposes of determining the Shareholders who are entitled to the Bonus Share Issue and who are entitled to attend and vote at the Special General Meeting, the register of members of the Company will be closed from Thursday, April 24, 2008 to Wednesday, April 30, 2008, both days inclusive, during which period no transfer of Shares will be effected. All

transfers of Shares must be duly completed, accompanied by the relevant share certificates and lodged with the Company's Branch Share Registrar in Hong Kong, Standard Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Wednesday, April 23, 2008.

PROCEDURES FOR DEMANDING POLL

Pursuant to Bye-law 70 of the Bye-laws, a poll may be demanded in relation to any resolution put to the vote of the Special General Meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATIONS

The Board considers that the Capital Reorganisation, the Bonus Share Issue, the refreshment of the Scheme Limit under the 2002 Share Option Scheme and the General Mandates are in the interest of the Company and the Shareholders as a whole, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Special General Meeting.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the Special General Meeting.

THE LISTING RULES

The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange. The following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:

Shareholders' Approval

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.

Source of Funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the Company's memorandum of association and Bye-laws and the Companies Act. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchase by the Company may be made out of the capital paid up on the purchased shares or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company's share premium account.

REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any securities, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. Repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangement at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per share.

FUNDING OF REPURCHASES

Repurchases of shares will be funded out of funds legally available for the purchase in accordance with the Company's memorandum of association and Bye-laws and the applicable laws of Bermuda.

On the basis of the current financial position of the Company as disclosed in the audited accounts contained in the 2007 annual report of the Company, there might be an adverse effect on the working capital requirements or gearing levels of the Company in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The exercise in full of the Repurchase Mandate, on the basis of 255,314,759 Shares in issue as at the Latest Practicable Date (assuming that no Shares are issued or repurchased during the period from the Latest Practicable Date up to the date of the Special General Meeting) would result in up to 25,531,475 Shares (or Adjusted Shares upon the Capital Reorganisation becoming effective) being repurchased by the Company during the period in which the Repurchase Mandate remains in force.

GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, any of their associate, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the Company's memorandum of association and Bye-laws.

If as a result of a repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Modern Orbit Limited, Mr. Richard Man Fai, LEE, Ms. Siew Yit HOH, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and their respective associates (collectively the "Controlling Shareholders") were interested in 106,656,000 Shares, representing approximately 41.77% of the issued share capital of the Company. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase shares in the Company pursuant to the Repurchase Mandate, the shareholdings of the Controlling Shareholders would increase to approximately 46.42% of the issued share capital of the Company thereby triggering an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors however have no present intention of exercising the general mandate to such extent as would result in any mandatory offer. Furthermore, the Directors do not consider such increase would reduce the issued share capital in public hands to less than 25% (or the relevant prescribed minimum percentage required by the Stock Exchange).

No connected person (as defined in the Listing Rules), including a director, chief executive or substantial shareholder of the Company or its subsidiaries or an associate of any of them has notified the Company that he has a present intention to sell shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2007		
April	0.500	0.425
May	0.750	0.495
June	1.450	0.670
July	1.970	1.270
August	1.530	0.820
September	1.540	0.890
October	1.200	0.760
November	0.900	0.630
December	0.780	0.600
2008		
January	0.770	0.620
February	0.800	0.680
March	0.860	0.630
April (up to the Latest Practicable Date)	0.820	0.790

SECURITIES PURCHASES MADE BY THE COMPANY

The Company has not purchased any of its Shares, whether on the Stock Exchange or otherwise, in the six months preceding the date of this circular.

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

NOTICE IS HEREBY GIVEN that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, April 30, 2008 at 10:30 a.m. or immediately after the closing or adjournment of the annual general meeting of the Company to be held on the same day at the same place at 10:00 a.m., whichever is later, or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

SPECIAL RESOLUTION

1. "**THAT**, conditional upon: (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the Adjusted Shares (as that term is defined below); and (ii) the publication of a notice of reduction of the issued share capital of the Company in Bermuda in accordance with the Companies Act 1981 of Bermuda (as amended) and the signing of a written resolution by all directors of the Company confirming that on the date the Capital Reduction (as that term is defined below) is to be effective, there are no reasonable grounds for believing that the Company is and after the Capital Reduction (as that term is defined below) would be, unable to pay its liabilities as they become due,

   (A) with effect from 4:00 p.m. (Hong Kong time) on the date on which this Resolution is passed (the "Effective Date"), the issued share capital of the Company be and is hereby reduced from HK$255,314,759 to HK$25,531,475.90 by the cancellation of HK$0.90 paid up capital on each issued share of HK$1.00 each (the "Share") in the capital of the Company so that the nominal value of each share in the capital of the Company be reduced from HK$1.00 to HK$0.10 (the "Capital Reduction");

   (B) with effect from 4:00 p.m. (Hong Kong time) on the Effective Date, the authorised but unissued share capital of the Company shall be sub-divided by sub-dividing each authorised but unissued Share into 10 shares of HK$0.10 each ("Adjusted Shares") in the capital of the Company (the "Subdivision");

* *for identification purposes only*

(C) with effect from 4:00 p.m. (Hong Kong time) on the Effective Date, the directors of the Company (the "Directors") be and are hereby authorised to transfer the credit arising from the Capital Reduction in the amount of approximately HK$229,783,283.10 to the contributed surplus account of the Company;

(D) with effect from 4:00 p.m. (Hong Kong time) on the Effective Date, the Directors be and are hereby authorised to apply an amount equal to the accumulated loss of the Company as at the Effective Date standing in the contributed surplus account of the Company to set off against the accumulated loss of the Company as at the Effective Date; and

(E) any one or more of the Directors be and is hereby authorised generally to do all things appropriate to effect and implement any of the matters in Resolution Number 1(A), 1(B), 1(C) and 1(D) as set out in the notice convening this meeting."

ORDINARY RESOLUTIONS

2. "**THAT**, conditional upon: (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the ordinary shares in the capital of the Company to be issued pursuant to this Resolution; and (ii) the passing of Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part,

   (A) a sum of not more than HK$5,106,295.10 being part of the amount standing to the credit of the contributed surplus account of the Company be capitalized and the directors of the Company (the "Directors") be and are authorised and directed to appropriate the said sum in paying up in full at par not more than 51,062,951 new shares of HK$0.10 each ("Bonus Shares"), such Bonus Shares to be allotted, issued and distributed, credited as fully paid, to holders of shares whose names appear on the register of members of the Company at the close of business on April 30, 2008 in the proportion of one (1) Bonus Share for every five (5) shares of HK$0.10 each held immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective and that the Bonus Shares shall rank for all purposes pari passu with the then issued shares; and

   (B) the Directors be and are hereby authorised to sign and execute such documents and do all such acts and things incidental to the issue of the Bonus Shares or as they consider necessary or expedient in connection with the issue of the Bonus Shares or as they consider necessary or expedient in connection with the issue of the Bonus Shares (subject to such amendments which the Directors may consider necessary, desirable and in the best interest of the Company)."

3. "**THAT**, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of, and permission to deal in, the shares in the share capital of the Company to be issued pursuant to the exercise of options

which may be granted under the Refreshed Scheme Mandate Limit (as the term is defined below), the refreshment of the limit in respect of the granting of share options under the existing share option scheme of the Company adopted on May 30, 2002 up to a new 10% limit (the "Refreshed Scheme Mandate Limit") be approved provided that:

(A) the total number of shares in the share capital of the Company which may be issued upon exercise of options to be granted under such scheme after the date of the passing of this Resolution, together with all options to be granted under any other share option scheme(s) of the Company on or after the date of passing this Resolution, must not exceed either: (a) 10% of the number of shares of HK$0.10 each in the issued share capital of the Company immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective; or (b) in the event that the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) is not approved by shareholders of the Company, 10% of the number of shares of HK$1.00 each in the existing issued share capital of the Company; and

(B) options granted prior to the date of passing of this Resolution under the such scheme or any other share option scheme(s) of the Company (including without limitation those outstanding, cancelled, lapsed or exercised in accordance with such scheme or such other scheme(s) of the Company) shall not be counted for the purpose of calculating the Refreshed Scheme Mandate Limit and any director of the Company be and is hereby authorised to do such act and execute such document to effect the Refreshed Scheme Mandate Limit."

4. **"THAT,**

(A) subject to Resolution Number 4(B) below, the directors of the Company (the "Directors") be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements, and options (including warrants, bonds and debentures, notes and any securities which carry rights to subscribe for or are convertible into ordinary shares of the Company) which would or might require the exercise of any of such powers during or after the end of the Relevant Period;

(B) the aggregate nominal amount of the shares allotted, issued or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued or otherwise dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in Resolution Number 4(A) above, other than pursuant to (i) a Rights Issue (as that term is defined below); or (ii) an issue of ordinary shares of the Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the company or any securities which are convertible into ordinary shares of the Company; or (iii) an issue of ordinary shares of the Company by way of script

dividend pursuant to the Bye-laws of the Company from time to time; or (iv) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or its subsidiaries, of options to subscribe for, or rights to acquire, shares of the Company, shall not in total exceed either:

(i) 20% of the aggregate nominal amount of the share capital of the Company in issue immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective; or

(ii) in the event that the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) is not approved by shareholders of the Company, 20% of the existing aggregate nominal value of the share capital of the Company; and

(C) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held; and

(D) for the purpose of this Resolution, "Rights Issue" means an offer of shares for subscription open for a fixed period by the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5. "**THAT**,

(A) the directors of the Company be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to purchase its shares in the capital of the Company, subject to and in accordance with the applicable laws;

(B) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in Resolution Number 5(A) above shall not in total exceed either:

(i) 10% of the aggregate nominal amount of the share capital of the Company in issue immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective; or

(ii) in the event that the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) is not approved by shareholders of the Company, 10% of the existing aggregate nominal value of the share capital of the Company; and

(C) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held."

6. "**THAT**, conditional upon the Resolutions Number 4 and 5 contained in the notice convening this meeting (of which this Resolution forms part) being approved, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and in accordance with the Resolution Number 5 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with Resolution Number 4."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 7, 2008

NOTICE OF SPECIAL GENERAL MEETING

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部售出或轉讓，應立即將本通函及隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

建議股本重組、
紅股發行、
更新二零零二年優先認股權計劃
之計劃上限
及
發行新證券及購回股份
之一般授權

和記行(集團)有限公司(「本公司」)謹訂於二零零八年四月三十日(星期三)上午十時三十分，或於同日上午十時正假座同一地點舉行之股東週年大會結束或休會後(以較後者為準)，於香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會或其任何續會，大會通告載於本通函第19至24頁。

倘　閣下未能親身出席股東特別大會，務請按照代表委任表格列印之指示將表格填妥，並盡快交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於股東特別大會或其任何續會(視情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會(視情況而定)並於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

* *僅供識別*

二零零八年四月七日

目 錄

頁次

責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

預期時間表

買賣附有獲紅股發行權利之股份最後一日	二零零八年四月二十一日(星期一)
買賣不附有獲紅股發行權利之股份首日	二零零八年四月二十二日(星期二)
遞交股份過戶表格以符合紅股發行資格之最後時限	二零零八年四月二十三日(星期三) 下午四時三十分
暫停辦理股份過戶登記(包括首尾兩日)	二零零八年四月二十四日(星期四)至 二零零八年四月三十日(星期三)
遞交股東特別大會代表委任表格之最後時限	二零零八年四月二十八日(星期一) 上午十時三十分
股東特別大會	二零零八年四月三十日(星期三) 上午十時三十分
確定獲紅股發行權利之記錄日期	二零零八年四月三十日(星期三)
股本重組之生效日期	二零零八年四月三十日(星期三) 下午四時正
重新辦理股份過戶登記	二零零八年五月二日(星期五) 上午九時三十分
經調整股份開始買賣	二零零八年五月二日(星期五) 上午九時三十分
股份之股票免費更換經調整股份之新股票首日	二零零八年五月二日(星期五)
寄發紅股股票	二零零八年五月九日(星期五)或之前
於聯交所買賣紅股之首日	二零零八年五月十四日(星期三)
股份之股票免費更換經調整股份之新股票截止日期	二零零八年五月三十日(星期五)

除文義另有所指外，於本通函內，下列詞語具有以下涵義：

「累計虧損」	指	本公司之累計虧損；
「經調整股份」	指	於股本重組生效後本公司股本中每股面值港幣0.10元之股份；
「董事會」	指	董事會；
「紅股發行」	指	按每五(5)股經調整股份獲發一(1)股紅股之基準，向股東發行紅股；
「紅股」	指	根據紅股發行將予發行之最多51,062,951股新經調整股份；
「公司細則」	指	本公司之公司細則；
「削減股本」	指	建議藉註銷每股已發行股份之已繳股本港幣0.90元，將每股已發行股份之已繳股本及面值由港幣1.00元削減至港幣0.10元；
「股本重組」	指	削減股本、股份拆細、削減股本所產生之進賬轉撥至本公司之繳入盈餘賬，及於削減股本生效時動用本公司繳入盈餘賬之進賬其中金額以撇銷全部累計虧損；
「中央結算系統」	指	香港結算設立及運作之中央結算及交收系統；
「公司法」	指	百慕達一九八一年公司法(修訂本)；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「可換股票據」	指	Hanny Magnetics (B.V.I.) Limited之全資附屬公司Cross Profit Capital Limited持有之7.25%票息、於二零零八年到期、本金額為港幣30,000,000元之可換股票據，而Hanny Magnetics (B.V.I.) Limited為錦興集團有限公司(於百慕達註冊成立之有限公司，其股份於聯交所主板上市)之全資附屬公司；

「董事」	指	本公司董事；
「一般授權」	指	新發行授權及購回授權；
「本集團」	指	本公司及其附屬公司；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零八年四月一日，即本通函付印前確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「新發行授權」	指	建議於股東特別大會授予董事之一般及無條件授權，以行使本公司一切權力配發、發行及以其他方式處置股份或經調整股份；
「海外股東」	指	於記錄日期營業時間結束時名列本公司股東名冊，而當日在本公司股東名冊所示地址位於香港以外之股東；
「記錄日期」	指	二零零八年四月三十日(星期三)，釐定獲紅股發行權利之記錄日期；
「購回授權」	指	建議於股東特別大會授予董事之一般及無條件授權，以行使本公司一切權力購回本公司股份；
「計劃上限」	指	根據二零零二年優先認股權計劃及任何其他計劃可予授出之優先認股權涉及之經調整股份或股份(視情況而定)總數，不超過(a)於股本重組生效當時本公司之已發行股本10%；或(b)在股本重組於股東特別大會上不獲批准之情況下本公司之現有已發行股本10%；

「股份」	指	於股本重組生效前之本公司現有股本中每股面值港幣1.00元之股份；
「股東」	指	股份或經調整股份(視情況而定)之持有人；
「股份拆細」	指	當削減股本生效時，將每股法定但未予發行股份拆細為10股經調整股份；
「股東特別大會」	指	本公司於二零零八年四月三十日(星期三)上午十時三十分或於本公司於同日同一地點舉行之股東週年大會結束或休會後隨即召開之股東特別大會(或其任何續會)，以考慮及酌情通過有關股本重組、紅股發行、更新二零零二年優先認股權計劃之計劃上限及授出一般授權之相關決議案；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「一九九一年優先認股權計劃」	指	本公司於一九九一年六月二十二日採納而於二零零一年六月二十一日屆滿之優先認股權計劃；
「二零零一年優先認股權計劃」	指	本公司於二零零一年六月二十八日採納而於二零零二年五月三十日終止之優先認股權計劃；
「二零零二年優先認股權計劃」	指	本公司於二零零二年五月三十日採納之優先認股權計劃；
「港幣」	指	香港法定貨幣港元；及
「%」	指	百分比。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

執行董事：
李文輝先生
(執行主席兼行政總裁)
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

建議股本重組、
紅股發行、
更新二零零二年優先認股權計劃
之計劃上限
及
發行新證券及購回股份
之一般授權

緒言

於二零零八年三月二十八日，董事會宣布本公司有意向股東提呈建議，以批准股本重組、紅股發行及更新二零零二年優先認股權計劃之計劃上限。

* *僅供識別*

本通函旨在向　閣下提供有關(其中包括)股本重組、紅股發行、更新二零零二年優先認股權計劃之計劃上限及一般授權之進一步資料，並給予　閣下股東特別大會通告。召開股東特別大會之目的，在於考慮及酌情批准股本重組、紅股發行、更新二零零二年優先認股權計劃之計劃上限及授出一般授權。

建議股本重組

董事會提議向股東提呈建議，以實行股本重組，其中涉及下列事項：

(i) 於削減股本生效日期，透過註銷每股已發行股份之已繳股本港幣0.90元，將每股已發行股份之面值由港幣1.00元削減至港幣0.10元；

(ii) 將每股法定但未予發行股份拆細為10股經調整股份；

(iii) 削減股本所產生之進賬轉撥至本公司之繳入盈餘賬；及

(iv) 於削減股本生效日期，動用上文第(iii)項所產生之本公司繳入盈餘賬，以撇銷累計虧損。

股本重組之條件

股本重組須待下列條件達成後方可作實：

1. 股東在股東特別大會上通過有關決議案批准股本重組；

2. 聯交所上市委員會批准經調整股份上市及買賣；及

3. 根據公司法在百慕達刊登有關削減股本之通告，並且由全體董事簽署書面決議案確認，於削減股本生效當日，概無合理依據相信本公司當時或於削減股本後將不能償還其到期負債。

根據百慕達法例，削減股本毋須經由法院批准或同意。

股本重組之影響

於最後實際可行日期，本公司之法定股本為港幣350,000,000元（分為350,000,000股股份），其中255,314,759股股份為已發行及入賬列為繳足股本之股份。於股本重組生效後，並假設於最後實際可行日期後將不會進一步發行或購回股份，則本公司之法定股本將為港幣350,000,000元（分為3,500,000,000股經調整股份），其中255,314,759股經調整股份將為已發行及入賬列為繳足股本之股份。削減股本後，本公司之已發行股本將被削減港幣229,783,283.10元，由港幣255,314,759元減至港幣25,531,475.90元。因此，因削減股本而產生之進賬為港幣229,783,283.10元，將轉撥至本公司之繳入盈餘賬。

於二零零七年十二月三十一日，本公司錄得累計虧損約港幣538,328,826元，而繳入盈餘賬之結餘約為港幣361,490,814元。按此計算，當削減股本生效時，並按上文所述將削減股本所產生之進賬轉撥至繳入盈餘賬後，繳入盈餘賬之結餘將增至港幣591,274,097.10元。本公司建議，作為股本重組一部份，將從繳入盈餘賬中動用相等於削減股本生效當日累計虧損結餘之金額，以撇銷全部累計虧損。

除有關股本重組所產生或將產生之開支外，實行股本重組本身不會改變本公司之相關資產、業務營運、管理或財務狀況或股東可按比例享有之權益。董事會相信，股本重組不會對本集團之財務狀況有任何不利影響，而於股本重組生效當日，概無合理依據相信本公司將不能償還其到期負債。

股本重組之理由

董事會認為，透過實行股本重組及動用股本重組所產生之進賬以撇銷累計虧損符合本公司利益，使本公司日後可向股東宣派股息。此外，由於股份最近按低於面值之價格買賣，而本公司不得按低於面值之價格發行新股份，因此董事會相信，股本重組可為本公司提供更大靈活性，可於日後透過發行新股份集資。因此，董事相信股本重組對本公司及股東整體有利。截至最後實際可行日期，本公司並無就任何集資行動訂立正式或具法律約束力之協議。

經調整股份之地位

經調整股份之間將在各方面享有同等地位，而股本重組不會導致股東相關權利有任何變動。

申請上市

本公司將向聯交所申請批准因股本重組而產生之經調整股份上市及買賣。

待經調整股份獲批准於聯交所上市及買賣，並符合香港結算之股份收納規定後，經調整股份將獲香港結算接納為合資格證券，由經調整股份在聯交所開始買賣之日期或由香港結算指定之其他日期起，可在中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行交易之交收，均須於其後第二個交易日在中央結算系統內進行。所有中央結算系統之活動均依據當時有效之中央結算系統一般規則及中央結算系統運作程序規則進行。

免費更換經調整股份之股票

待股本重組生效後(預期於二零零八年四月三十日(星期三)下午四時正生效)，股東可由二零零八年五月二日(星期五)至二零零八年五月三十日(星期五)，將股份之現有股票(為藍色)交回本公司之香港股份過戶登記分處卓佳標準有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)，以更換經調整股份之股票(為淺紅色)，費用由本公司支付。此後，股東須按每張股票支付費用港幣2.50元(或經由聯交所不時准許之較高款額)，才可換取經調整股份新股票。然而，股份之股票將繼續為法定所有權之有效憑證，可有效用作買賣、結算及登記用途，並可隨時更換為經調整股份之股票。

建議紅股發行

董事會建議，待股本重組生效後，按於記錄日期名列本公司股東名冊之股東每持有五(5)股經調整股份獲發一(1)股紅股之基準發行紅股，而該等紅股將以入賬列為繳足之方式發行，並由發行日期起將在各方面與當時已發行之經調整股份享有同等地位。

紅股發行之條件

紅股發行須待下列條件達成後方可實行：

(i) 股本重組生效；

(ii) 股東在股東特別大會上通過有關決議案批准紅股發行；及

(iii) 聯交所上市委員會批准根據紅股發行將予發行之紅股上市及買賣。

紅股發行之影響及理由

按本公司截至二零零七年十二月三十一日止年度之全年業績公告所披露，本集團本年度錄得理想業績。董事會相信，發行紅股是對股東於過去數年的困難時刻不斷支持本公司而給予股東之回報。根據最後實際可行日期已發行255,314,759股股份計算，並假設於記錄日期或之前不會進一步發行或購回股份，則將會根據紅股發行而發行不多於51,062,951股紅股，而港幣5,106,295.10元（即本公司繳入盈餘賬之部份金額）將撥充資本，並用作繳足51,062,951股紅股之股本。於紅股發行完成後，本公司屆時之已發行股本將有合共306,377,710股經調整股份。51,062,951股紅股相當於本公司現有已發行股本20%，亦相當於本公司屆時之已發行股本約16.67%。

申請上市

本公司將向聯交所上市委員會申請根據紅股發行而將予發行之紅股上市及買賣。預期紅股將於二零零八年五月十四日（星期三）開始在聯交所買賣。

待紅股獲批准於聯交所上市及買賣，並符合香港結算之股份收納規定後，紅股將獲香港結算接納為合資格證券，由紅股在聯交所開始買賣之日期或由香港結算指定之其他日期起，可在中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行交易之交收，均須於其後第二個交易日在中央結算系統內進行。所有中央結算系統之活動均依據當時有效之中央結算系統一般規則及中央結算系統運作程序規則進行。

居於香港以外之股東

本公司已根據上市規則第13.36(2)條就向海外股東發行紅股而查詢有關地方法例之法律限制或相關監管機構或交易所之規定。依據在有關海外司法權區內取得之法律意見，截至最後實際可行日期，董事會認為毋須排除海外股東於紅股發行之外。

對未行使優先認股權之行使價及／或數目作出調整

於最後實際可行日期，本公司根據二零零二年優先認股權計劃授出而附有權利可認購16,397,866股股份之優先認股權仍未獲行使。

根據二零零二年優先認股權計劃之規則及經聯交所於二零零五年九月五日頒布之上市規則17.03條詮釋之補充指引所補充之上市規則，於記錄日期前仍未行使優先認股權之優先認股權持有人，有權獲享有對彼等未行使優先認股權之行使價及／或數目作出之調整。本公司將於適當時候通知優先認股權持有人，有關彼等未行使優先認股權之經調整行使價及／或數目。

對可換股票據之換股價作出調整

於最後實際可行日期，可換股票據之未兌換本金額為港幣30,000,000元。可換股票據賦予持有人權利，可於截至二零零八年九月五日(包括該日)止七個曆日內任何時間，按港幣1.00元之換股價，將可換股票據之全部或部份未兌換本金額兌換為每股面值港幣1.00元(可予調整)之本公司普通股股份。

根據可換股票據之條款及條件，可換股票據持有人有權由於紅股發行及股本重組，而獲享有對兌換可換股票據之全部／或部份未兌換本金額之換股價作出之調整，而本公司將於適當時候通知持有人經調整之換股價。

建議更新二零零二年優先認股權計劃之計劃上限

本公司於一九九一年六月二十二日採納一九九一年優先認股權計劃，並已於二零零一年六月二十一日屆滿。於最後實際可行日期，所有根據一九九一年優先認股權計劃授出之未行使優先認股權經已失效。

本公司於二零零一年六月二十八日採納二零零一年優先認股權計劃，並已於二零零二年五月三十日終止。於最後實際可行日期，所有根據二零零一年優先認股權計劃授出之未行使優先認股權經已失效。

本公司於二零零二年五月三十日採納二零零二年優先認股權計劃。根據二零零二年優先認股權計劃之規則，

(i) 在下文(ii)規限下，可根據二零零二年優先認股權計劃授出之優先認股權所涉及之本公司股份數目上限，與任何其他計劃合計，不得超過二零零二年優先認股權計劃獲批准日期之已發行股份10%，而於任何12個月期間內可向任何個別參與者授出之優先認股權所涉及之本公司股份數目上限，不得超過不時之已發行之本公司股份1%；

(ii) 股東可於股東大會上更新計劃上限，惟因行使根據二零零二年優先認股權計劃及本公司任何其他優先認股權計劃授出之所有優先認股權而可發行之本公司股份總數，不得超過批准更新計劃上限當日之已發行之本公司股份總數10%。於計算經更新之計劃上限時，先前已根據二零零二年優先認股權計劃及本公司任何其他優先認股權計劃授出之優先認股權(包括根據二零零二年優先認股權計劃及本公司任何其他優先認股權計劃仍未行使、已註銷或已失效之優先認股權或經已行使之優先認股權)不會計算在內；及

(iii) 因行使根據二零零二年優先認股權計劃及本公司任何其他計劃授出而仍未行使之優先認股權而可發行之本公司股份數目上限，不得超過不時之已發行本公司股份30%。倘授出優先認股權後將導致超過上述上限，則不得根據二零零二年優先認股權計劃及本公司任何其他優先認股權計劃授出優先認股權。

於最後實際可行日期，經考慮本公司所進行之多項股本架構重組(涉及削減股本、股份合併及拆細、供股及發行紅股)之後根據二零零二年優先認股權計劃條款所作之多項調整，本公司已根據二零零二年優先認股權計劃條款授出可認購合共24,143,633股股份之優先認股權，其中2,199,385份優先認股權已由有關承授人行使，16,397,866份優先認股權仍未行使，而5,546,382份優先認股權已根據二零零二年優先認股權計劃條款而失效。

因此，本公司已動用大部份計劃上限，達到計劃上限約84%，而於更新計劃上限前僅可根據二零零二年優先認股權計劃進一步授出可認購不多於3,566,508股股份(相當於本公司現有已發行股本約1.40%)之優先認股權。

董事認為，本公司應更新計劃上限，使本公司將可更靈活地就參與者向本集團所作貢獻而給予彼等獎勵或報酬，及／或使本集團可招攬及保留優秀僱員和引入對本集團具有價值之人力資源。倘於股東特別大會上批准更新計劃上限，則根據於

最後實際可行日期已發行255,314,759股股份計算，截至股東特別大會日期，董事將可根據經更新計劃上限授出可認購合共不多於25,531,475股股份（或於股本重組生效後之經調整股份）之優先認股權，相當於股東特別大會日期之已發行股份總數10%。因行使經更新計劃上限而可發行之本公司股份總數為25,531,475股股份（或於股本重組生效後之經調整股份），而根據二零零二年優先認股權計劃授出而於最後實際可行日期仍未行使之優先認股權附有權利可認購16,397,866股股份（或於股本重組生效後之經調整股份），兩者合計為41,929,341股股份（或於股本重組生效後之經調整股份），相當於股東特別大會日期之已發行股份總數約16.42%。自採納二零零二年優先認股權計劃及其他優先認股權計劃日期以來，根據該等計劃授出之未行使優先認股權總數於任何時間均不超過上市規則所規定之30%上限。

更新計劃上限之條件

更新二零零二年優先認股權計劃之計劃上限須待下列條件達成後方可作實：

(i) 股東在股東特別大會上通過普通決議案批准更新二零零二年優先認股權計劃之計劃上限；及

(ii) 聯交所上市委員會批准因行使根據經更新計劃上限授出之優先認股權而發行及配發之任何股份（或於股本重組生效後之經調整股份）（佔不多於股東特別大會日期之已發行股份總數10%）上市及買賣。

申請上市

本公司將向聯交所上市委員會申請因行使根據二零零二年優先認股權計劃之經更新上限授出之優先認股權而發行之股份（或於股本重組生效後之經調整股份）上市及買賣。

新發行授權

本公司建議提呈一項普通決議案，按股東特別大會通告所載之條款授予董事新發行授權，使董事可(i)行使權力以發行不超過經股本重組調整之本公司已發行股本20%之經調整股份，並加入本公司根據購回授權購回之任何經調整股份之面值總

額；或(ii)在股本重組於股東特別大會上不獲批准之情況下，行使權力以發行不超過有關決議案獲通過當日本公司已發行股本20%之股份，並加入本公司根據購回授權購回之任何股份之面值總額。

購回授權

本公司將提呈一項普通決議案，按股東特別大會通告所載之條款授予董事購回授權，使董事可(i)行使權力以購回不超過經股本重組調整之本公司已發行股本10%之已發行經調整股份；或(ii)在股本重組於股東特別大會上不獲批准之情況下，行使權力以購回不超過有關決議案獲通過當日本公司已發行股本10%之股份。

載有有關購回授權的資料並遵照上市規則規定之説明函件載於本通函附錄。説明函件內之資料旨在向　閣下提供合理所需之相關資料，使股東可就是否投票贊成或反對批准授予董事購回授權之決議案作出知情決定。

股東特別大會

本公司謹訂於二零零八年四月三十日(星期三)上午十時三十分，或於同日上午十時正假座同一地點舉行之股東週年大會結束或休會後(以較後者為準)，於香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行股東特別大會或其任何續會，大會通告載於本通函第19至24頁。

倘　閣下未能親身出席股東特別大會，務請按照代表委任表格列印之指示將表格填妥，並盡快交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於股東特別大會或其任何續會(視情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會(視情況而定)並於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

暫停辦理股份過戶登記

為釐定符合資格獲紅股發行及出席股東特別大會及在會上投票之股東名單，本公司將於二零零八年四月二十四日(星期四)至二零零八年四月三十日(星期三)(包括首尾兩日)暫停辦理股份過戶登記，期間不會辦理股份過戶手續。所有股份過戶文件須適當填妥，並須不遲於二零零八年四月二十三日(星期三)下午四時三十分

連同有關股票交回本公司之香港股份過戶登記分處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

要求以投票方式表決之程序

根據公司細則第70條規定，下列人士可於宣布舉手投票結果之前或之時或撤銷任何其他投票要求時，要求就任何於股東特別大會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

推薦意見

董事會認為，股本重組、紅股發行、更新二零零二年優先認股權計劃之計劃上限以及一般授權均符合本公司及股東整體之利益。因此，謹此建議股東投票贊成在股東特別大會上提呈之所有相關決議案。

此致

列位股東及
可換股票據及
優先認股權持有人 台照(僅供後兩者參考)

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

二零零八年四月七日

本附錄乃為根據上市規則之規定須向 閣下提供有關將於股東特別大會上提呈之購回授權所需資料之說明函件。

上市規則

上市規則載有以聯交所為第一上市地之公司於聯交所購回本身證券之監管規定。上市規則有關購回證券之若干規定概述如下：

股東批准

上市規則規定，以聯交所為第一上市地之公司所有購回證券之建議必須事先以一般授權之方式或就個別交易經普通決議案予以批准。

資金來源

購回股份之資金必須是根據本公司組織章程大綱與公司細則及公司法之規定可合法撥作有關用途之資金。公司不可於聯交所以現金以外之代價或根據聯交所之交易規則以外之結算方式購回本身之證券。公司在購回其股份時，資金僅可由將予購回股份之已繳股本或本公司可動用作派付股息或分派之資金或為購回股份而發行新股所得之收益支付。購回股份時，須支付之任何超逾股份面值之溢價款項，必須由本公司可動用作派付股息或分派之資金或本公司股份溢價賬支付。

購回之原因

儘管各董事現無意購回任何證券，惟彼等相信，購回授權所提供之靈活性將符合本公司及其股東之利益。購回只有在董事相信購回事宜符合本公司及股東之利益下方會進行。視乎當時之市況及資金安排，該等購回可能會提升本公司之資產淨值及其資產及／或每股盈利。

購回股份之資金

購回股份時，本公司只可動用根據其組織章程大綱及公司細則及百慕達適用法例准許合法作此用途之資金。

根據本公司二零零七年年報所載之經審核賬目所披露之本公司目前財務狀況，董事認為隨時全面行使購回授權或會對本公司之營運資金或負債狀況造成不利影響。倘購回事宜會對本公司之營運資金要求或負債狀況構成重大不利影響，除非董事認為該等購回不時適用於本公司，否則董事不擬在該等情況下行使購回授權。倘全面行使購回授權，按於最後實際可行日期255,314,759股已發行股份計算，並假設由最後實際可行日期截至股東特別大會日期期間概無發行或購回任何股份，將導致於購回授權仍然生效期間本公司可購回最多達25,531,475股股份(或於股本重組生效後之經調整股份)。

一般事項

就董事所深知及經作出一切合理查詢後，即使購回授權經股東批准，各董事或任何彼等各自之聯繫人士目前無意向本公司出售任何股份。

董事已向聯交所作出承諾，彼等將根據上市規則、百慕達適用法例，及本公司之公司組織章程大綱及公司細則所載之規例，行使購回授權。

倘若一名股東因購回股份而導致其於本公司附有投票權之股本中權益之比例增加，該增加就收購守則而言，則當作一項收購。倘該增加導致控制權有所變動，可在若干情況下導致須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，Modern Orbit Limited、李文輝先生、何秀月女士、余金霞女士、李文彬先生及Fisherman Enterprises Inc.及彼等各自之聯繫人士(統稱「控權股東」)擁有106,656,000股股份權益，佔本公司已發行股本約41.77%權益。按有關股權計算，倘董事根據購回授權行使一切權力購回本公司股份，則控權股東之股權將升至本公司當時已發行股本約46.42%，因而會觸發須根據收購守則第26條提出強制性收購建議之責任。然而，董事目前無意過度行使一般授權以致產生任何強制性收購建議。此外，董事並不認為有關增加將導致公眾人士持有之已發行股本減至少於25%(或聯交所規定之有關指定最低百分比)。

本公司並無接獲關連人士(定義見上市規則)，包括本公司或其附屬公司董事、主要行政人員或主要股東或彼等各自之聯繫人士知會本公司，其目前有意將股份出售予本公司，(或倘購回授權經股東批准)彼等並無承諾不會向本公司出售股份。

股份價格

股份於最後實際可行日期前十二個月各月內在聯交所錄得之最高及最低價格如下：

	最高價 *港幣元*	最低價 *港幣元*
二零零七年		
四月	0.500	0.425
五月	0.750	0.495
六月	1.450	0.670
七月	1.970	1.270
八月	1.530	0.820
九月	1.540	0.890
十月	1.200	0.760
十一月	0.900	0.630
十二月	0.780	0.600
二零零八年		
一月	0.770	0.620
二月	0.800	0.680
三月	0.860	0.630
四月(直至最後實際可行日期)	0.820	0.790

本公司購回證券

於本通函刊發日期之前六個月內，本公司並無在聯交所或其他交易所購回任何股份。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*
(於百慕達註冊成立之有限公司)
(股份編號：720)

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零八年四月三十日(星期三)上午十時三十分，或於同日上午十時正假座同一地點舉行之股東週年大會結束或休會後(以較後者為準)，於香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，以討論及酌情通過下列決議案(不論有否修訂)：

特別決議案

1. 「**動議**，在符合以下條件情況下：(i)香港聯合交易所有限公司上市委員會批准經調整股份(定義見下文)上市及買賣；及(ii)根據百慕達一九八一年公司法(修訂本)在百慕達刊登有關削減本公司已發行股本之通告，並且由全體董事簽署書面決議案確認，於削減股本(定義見下文)生效當日，概無合理依據相信本公司當時或於削減股本(定義見下文)後將不能償還其到期負債，

   (A) 由本決議案獲通過日期(「生效日期」)下午四時(香港時間)起，藉註銷每股面值港幣1.00元已發行股份(「股份」)之已繳股本港幣0.90元，將本公司股本中每股股份之面值由港幣1.00元削減至港幣0.10元(「削減股本」)，使本公司之已發行股本由港幣255,314,759元減至港幣25,531,475.90元；

   (B) 由生效日期下午四時(香港時間)起，拆細本公司之法定但未予發行股本，方法為將本公司股本中每股法定但未予發行股份拆細為10股每股面值港幣0.10元之股份(「經調整股份」)(「拆細」)；

* *僅供識別*

(C) 由生效日期下午四時(香港時間)起，授權本公司董事(「董事」)將削減股本所產生之進賬約港幣229,783,283.10元轉撥至本公司之繳入盈餘賬；

(D) 由生效日期下午四時(香港時間)起，授權本公司董事從本公司繳入盈餘賬中動用相等於本公司於生效日期的累計虧損之金額，以撤銷本公司於生效日期之累計虧損；及

(E) 一般授權任何一名或多名董事，作出一切適當之事宜，使召開本大會通告所載第1(A)、1(B)、1(C)及1(D)項決議案所述任何事項生效及使該等事項得以實行。」

普通決議案

2. 「**動議**，在符合以下條件情況下：(i)香港聯合交易所有限公司上市委員會批准根據本決議案將予發行之本公司股本中的普通股上市及買賣；及(ii)召開本大會通告(本決議案為其中部份)所載第1項決議案獲通過，

(A) 不超過港幣5,106,295.10元之金額(為本公司繳入盈餘賬之進賬當中一部份之金額)撥充資本，並授權及指示本公司董事(「董事」)動用上述金額，按面值繳足不超過51,062,951股每股面值港幣0.10元之新股份(「紅股」)之股本，而該等紅股將以入賬列為繳足之方式，配發、發行及分配予於二零零八年四月三十日營業時間結束時名列本公司股東名冊之股份持有人，比例為於削減股本(定義見召開本大會通告(本決議案為其中部份)所載第1項決議案)生效當時每持有五(5)股每股面值港幣0.10元之股份獲發一(1)股紅股，而該等紅股在各方面與當時之已發行股份享有同等地位；及

(B) 授權董事簽署及訂立紅股發行所附帶或彼等認為就紅股發行而言屬必要或權宜之一切有關文件及作出一切有關行動及事宜(惟可作出董事認為必要、適宜及符合本公司最佳利益之修訂)。」

3. 「**動議**，待香港聯合交易所有限公司上市委員會批准因行使根據經更新計劃授權上限(定義見下文)授出之優先認股權而將予發行之本公司股本中的股份上

市及買賣後，批准根據於二零零二年五月三十日採納之本公司現有優先認股權計劃授出優先認股權之有關上限更新至新的10%上限（「經更新計劃授權上限」），惟：

(A) 於本決議案獲通過日期後因行使根據上述計劃將予授出之優先認股權而可發行之本公司股本中的股份總數，與於本決議案獲通過日期或之後根據本公司任何其他優先認股權計劃將予授出之所有優先認股權合計，不得超過：(a)於削減股本（定義見召開本大會通告（本決議案為其中部份）所載第1項決議案）生效當時本公司已發行股本中每股面值港幣0.10元之股份數目10%；或(b)在削減股本（定義見召開本大會通告（本決議案為其中部份）所載第1項決議案）不獲本公司股東批准之情況下，本公司現有已發行股本中每股面值港幣1.00元之股份數目10%；及

(B) 於計算經更新計劃授權上限時，於本決議案獲通過日期前已根據上述計劃或本公司任何其他優先認股權計劃授出之優先認股權（包括但不限於根據上述計劃或本公司任何其他計劃仍未行使、已註銷、已失效或經已行使之優先認股權）不會計算在內，並授權本公司任何董事作出有關行動及簽訂有關文件，使經更新計劃授權上限生效。」

4. 「**動議**，

(A) 在下文第4(B)項決議案規限下，一般及無條件授權本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處置本公司之額外股份，並作出或授出應會或可能須於有關期間內或結束後行使任何該等權力之售股建議、協議及優先認股權（包括認股權證、債券及公司債券、票據及附有權利可認購或兑換為本公司普通股之任何證券）；

(B) 董事根據上文第4(A)項決議案之批准配發、發行或以其他方式處置或有條件或無條件同意配發、發行或以其他方式處置（不論根據優先認股權或其他方式）之股份面值總額（惟因(i)供股發行（定義見下文），或(ii)根據本公司任何認購權證或可兑換為本公司普通股之任何證券之條款行使認購權或兑換權而發行本公司普通股；或(iii)根據本公司不時生效之公司

細則發行本公司普通股以代替股息；或(iv)行使當時採納以向本公司及／或其附屬公司之僱員授予或發行可認購或有權購買本公司股份之優先認股權之任何優先認股權計劃或類似安排授出之任何認股權而配發及發行者則除外)，合共不得超過：

(i) 於削減股本(定義見召開本大會通告(本決議案為其中部份)所載第1項決議案)生效當時本公司已發行股本面值總額20%；或

(ii) 在削減股本(定義見召開本大會通告(本決議案為其中部份)所載第1項決議案)不獲本公司股東批准之情況下，本公司現有股本面值總額20%；及

(C) 就本決議案而言：「有關期間」指由本決議案獲通過起至下列日期(以最早者為準)止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 股東在股東大會上通過普通決議案撤銷或修訂本決議案所作授權之日；或

(iii) 依據本公司之公司細則或任何適用法例之規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(D) 就本決議案而言，「供股發行」指由本公司於指定期間向於指定記錄日期名列本公司股東名冊之股份持有人按其當時持股比例建議配售新股(惟董事有權在必須或權宜時就零碎股份權益，或因香港以外任何地區之法律規定之任何限制或責任或香港以外任何地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排)。」

5. 「**動議**，

(A) 一般及無條件授權本公司董事於有關期間(定義見下文)行使本公司一切權力，以購回本公司股本中之股份，惟須受適用法例規限及依據適用法例行事；

(B) 根據上文第5(A)項決議案之批准可購回之股份面值總額，合共不得超過：

(i) 於削減股本（定義見召開本大會通告（本決議案為其中部份）所載第1項決議案）生效當時本公司已發行股本面值總額10%；或

(ii) 在削減股本（定義見召開本大會通告（本決議案為其中部份）所載第1項決議案）不獲本公司股東批准之情況下，本公司現有股本面值總額10%；及

(C) 就本決議案而言：「有關期間」指由本決議案獲通過起至下列日期（以最早者為準）止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 股東在股東大會上通過普通決議案撤銷或修訂本決議案所作授權之日；或

(iii) 依據本公司之公司細則或任何適用法例之規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

6. 「**動議**，待召開本大會通告（本決議案為其中部份）所載第4及5項決議案獲通過後，在本公司董事根據第4項決議案可予配發或同意有條件或無條件配發之本公司股本面值總額之上，加入本公司根據第5項決議案購回之本公司股本中之股份面額總額。」

承董事會命
和記行（集團）有限公司
公司秘書
吳心瑜

香港，二零零八年四月七日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈A座10樓

附註：

1. 凡有權出席上述大會並於會上投票之股東均有權委任一名代表出席並代其投票。持有兩股或以上股份之股東可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者；但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於本公司股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會召開前48小時送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，於宣布舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

    (a) 大會主席；或

    (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或

    (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

    (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, April 30, 2008 at 10:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2007;

2. (a) To re-elect the following persons as directors of the Company:

   (i) Mr. Jeff Man Bun LEE; and

   (ii) Mr. Tik Tung WONG; and

   (b) To authorise the Board of Directors to fix the remuneration of the Directors; and

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 7, 2008

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting (as the case may be).

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to Bye-law 70 of the Bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the Board comprises of Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

* *for identification purposes only*

COPY

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Wednesday, April 30, 2008 at 10:30 a.m. or immediately after the closing or adjournment of the annual general meeting of the Company to be held on the same day at the same place at 10:00 a.m., whichever is later, or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

SPECIAL RESOLUTION

1. "**THAT**, conditional upon: (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the Adjusted Shares (as that term is defined below); and (ii) the publication of a notice of reduction of the issued share capital of the Company in Bermuda in accordance with the Companies Act 1981 of Bermuda (as amended) and the signing of a written resolution by all directors of the Company confirming that on the date the Capital Reduction (as that term is defined below) is to be effective, there are no reasonable grounds for believing that the Company is and after the Capital Reduction (as that term is defined below) would be, unable to pay its liabilities as they become due,

   (A) with effect from 4:00 p.m. (Hong Kong time) on the date on which this Resolution is passed (the "Effective Date"), the issued share capital of the Company be and is hereby reduced from HK$255,314,759 to HK$25,531,475.90 by the cancellation of HK$0.90 paid up capital on each issued share of HK$1.00 each (the "Share") in the capital of the Company so that the nominal value of each share in the capital of the Company be reduced from HK$1.00 to HK$0.10 (the "Capital Reduction");

   (B) with effect from 4:00 p.m. (Hong Kong time) on the Effective Date, the authorised but unissued share capital of the Company shall be sub-divided by sub-dividing each authorised but unissued Share into 10 shares of HK$0.10 each ("Adjusted Shares") in the capital of the Company (the "Subdivision");

   (C) with effect from 4:00 p.m. (Hong Kong time) on the Effective Date, the directors of the Company (the "Directors") be and are hereby authorised to transfer the credit arising from the Capital Reduction in the amount of approximately HK$229,783,283.10 to the contributed surplus account of the Company;

   (D) with effect from 4:00 p.m. (Hong Kong time) on the Effective Date, the Directors be and are hereby authorised to apply an amount equal to the accumulated loss of the Company as at the Effective Date standing in the contributed surplus account of the Company to set off against the accumulated loss of the Company as at the Effective Date; and

(E) any one or more of the Directors be and is hereby authorised generally to do all things appropriate to effect and implement any of the matters in Resolution Number 1(A), 1(B), 1(C) and 1(D) as set out in the notice convening this meeting."

ORDINARY RESOLUTIONS

2. "**THAT**, conditional upon: (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the ordinary shares in the capital of the Company to be issued pursuant to this Resolution; and (ii) the passing of Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part,

   (A) a sum of not more than HK$5,106,295.10 being part of the amount standing to the credit of the contributed surplus account of the Company be capitalized and the directors of the Company (the "Directors") be and are authorised and directed to appropriate the said sum in paying up in full at par not more than 51,062,951 new shares of HK$0.10 each ("Bonus Shares"), such Bonus Shares to be allotted, issued and distributed, credited as fully paid, to holders of shares whose names appear on the register of members of the Company at the close of business on April 30, 2008 in the proportion of one (1) Bonus Share for every five (5) shares of HK$0.10 each held immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective and that the Bonus Shares shall rank for all purposes pari passu with the then issued shares; and

   (B) the Directors be and are hereby authorised to sign and execute such documents and do all such acts and things incidental to the issue of the Bonus Shares or as they consider necessary or expedient in connection with the issue of the Bonus Shares or as they consider necessary or expedient in connection with the issue of the Bonus Shares (subject to such amendments which the Directors may consider necessary, desirable and in the best interest of the Company)."

3. "**THAT**, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of, and permission to deal in, the shares in the share capital of the Company to be issued pursuant to the exercise of options which may be granted under the Refreshed Scheme Mandate Limit (as the term is defined below), the refreshment of the limit in respect of the granting of share options under the existing share option scheme of the Company adopted on May 30, 2002 up to a new 10% limit (the "Refreshed Scheme Mandate Limit") be approved provided that:

   (A) the total number of shares in the share capital of the Company which may be issued upon exercise of options to be granted under such scheme after the date of the passing of this Resolution, together with all options to be granted under any other share option scheme(s) of the Company on or after the date of passing this Resolution, must not exceed either: (a) 10% of the number of shares of HK$0.10 each in the issued share capital of the Company immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective; or (b) in the event that the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) is not approved by shareholders of the Company, 10% of the number of shares of HK$1.00 each in the existing issued share capital of the Company; and

(B) options granted prior to the date of passing of this Resolution under the such scheme or any other share option scheme(s) of the Company (including without limitation those outstanding, cancelled, lapsed or exercised in accordance with such scheme or such other scheme(s) of the Company) shall not be counted for the purpose of calculating the Refreshed Scheme Mandate Limit and any director of the Company be and is hereby authorised to do such act and execute such document to effect the Refreshed Scheme Mandate Limit."

4. "**THAT,**

(A) subject to Resolution Number 4(B) below, the directors of the Company (the "Directors") be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements, and options (including warrants, bonds and debentures, notes and any securities which carry rights to subscribe for or are convertible into ordinary shares of the Company) which would or might require the exercise of any of such powers during or after the end of the Relevant Period;

(B) the aggregate nominal amount of the shares allotted, issued or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued or otherwise dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in Resolution Number 4(A) above, other than pursuant to (i) a Rights Issue (as that term is defined below); or (ii) an issue of ordinary shares of the Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the company or any securities which are convertible into ordinary shares of the Company; or (iii) an issue of ordinary shares of the Company by way of script dividend pursuant to the Bye-laws of the Company from time to time; or (iv) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or its subsidiaries, of options to subscribe for, or rights to acquire, shares of the Company, shall not in total exceed either:

(i) 20% of the aggregate nominal amount of the share capital of the Company in issue immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective; or

(ii) in the event that the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) is not approved by shareholders of the Company, 20% of the existing aggregate nominal value of the share capital of the Company; and

(C) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held; and

(D) for the purpose of this Resolution, "Rights Issue" means an offer of shares for subscription open for a fixed period by the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5. **"THAT,**

(A) the directors of the Company be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as that term is defined below) all the powers of the Company to purchase its shares in the capital of the Company, subject to and in accordance with the applicable laws;

(B) the aggregate nominal amount of the shares which may be purchased pursuant to the approval in Resolution Number 5(A) above shall not in total exceed either:

(i) 10% of the aggregate nominal amount of the share capital of the Company in issue immediately upon the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) becoming effective; or

(ii) in the event that the Capital Reduction (as defined in Resolution Number 1 as set out in the notice convening this meeting of which this Resolution forms part) is not approved by shareholders of the Company, 10% of the existing aggregate nominal value of the share capital of the Company; and

(C) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company, or any applicable laws, to be held."

6. "**THAT**, conditional upon the Resolutions Number 4 and 5 contained in the notice convening this meeting (of which this Resolution forms part) being approved, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and in accordance with the Resolution Number 5 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with Resolution Number 4."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 7, 2008

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the Board comprises of Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

* *for identification purposes only*

COPY

CR
Companies Registry
公司註冊處

Annual Return of a Non-Hong Kong Company
非香港公司周年申報表

(Companies Ordinance s. 334(1) - (4))
(《公司條例》第 334(1) - (4)條)

RECEIVED JUL 29 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 表格 **N3**

Important Notes 重要事項

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

Company Number 公司編號

F-5056

Note 註 8) **1 Company Name 公司名稱**

Wo Kee Hong (Holdings) Limited

2 Date of this Return 本申報表日期

The Most Recent Anniversary of the Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊爲非香港公司的最近周年日期

DD 日	MM 月	YYYY 年
02	07	2008

3 Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊的日期

DD 日	MM 月	YYYY 年
02	07	1991

4 Place of Incorporation 成立爲法團所在的地方

Bermuda

5 Principal Place of Business in Hong Kong 在香港的主要營業地點

(a) **Address of the Principal Place of Business in Hong Kong 在香港的主要營業地點的地址**

10/F., Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

Note 註 9) (b) **E-mail Address 電郵地址**

N/A

Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: The Company Secretary
Wo Kee Hong Group

Address 地址: 10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories,
Hong Kong

Tel 電話: 2514-4882 Fax 傳真: 2521-7198

E-mail Address 電郵地址: N/A

Reference 檔號:

For Official

Your Receipt
Companies Registry
H.K.
23/07/2008 15:35:06
Submission No.: 226101430/1
CR NO.: F0005056
Sh. Form.: N3

Revenue Code	Amount(HKD)
93	$180.00

Receipt No.	Method	Amount(HKD)
262260149918	Chq	$180.00

Total Paid $180.00

Specification No. 2/2008 (Revision) (July 2008)
指明編號 2/2008 (修訂) (2008 年 7 月)

Form 表格 **N3**

Company Number 公司編號

F-5056

6 Offices in Place of Incorporation 在成立爲法團所在的地方的辦事處

(a) Address of the Registered Office (or its equivalent) in Place of Incorporation
在成立爲法團所在的地方的註冊辦事處(或等同於註冊辦事處的地方)的地址

Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda	Bermuda Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(b) Address of the Principal Place of Business (if any) in Place of Incorporation
在成立爲法團所在的地方的主要營業地點的地址(如有的話)

N/A	Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 9) (c) E-mail Address 電郵地址

N/A

7 Mortgages and Charges 按揭及押記

Total amount outstanding as at the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to section 91 of the Companies Ordinance
截至本申報表日期,所有須依據《公司條例》第91條向公司註冊處處長登記的按揭及押記的未償還總額

HK$111,542,372

Note 註 10) ## 8 Authorized Representative in Hong Kong 居於香港的授權代表

A. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表
(Use Continuation Sheet A if more than 2 authorized representatives 如有超過兩名授權代表,請用續頁A填報)

1 Name in English 英文姓名

Surname 姓氏	Other Names 名字
LEE	Richard Man Fai

Name in Chinese 中文姓名: 李文輝

Hong Kong Address 香港地址: 17th Floor, Flat A1, Block A, Villa Monte Rosa,
41A Stubbs Road, Hong Kong

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

Note 註 11) E-mail Address 電郵地址: N/A

Note 註 12) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: D197329(1)

b Passport 護照

Issuing Country 簽發國家	Number 號碼
N/A	N/A

Form 表格 **N3**

Company Number 公司編號

F-5056

Note 註 10) **8 Authorized Representative in Hong Kong 居於香港的授權代表** (cont'd 續上頁)

2 **Name in English 英文姓名**

Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名

Hong Kong Address 香港地址

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

Note 註 11) **E-mail Address 電郵地址**

Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

b Passport 護照

Issuing Country 簽發國家	Number 號碼

B. Authorized Representative Other Than Individual 以非個人身份擔任授權代表

(Use Continuation Sheet A if more than 1 authorized representative 如有超過一名授權代表，請用續頁A填報)

Please tick the relevant box 請在適用的空格內加上 ✓ 號

Nature of the Firm or Corporation 商號或法團的性質

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

Name in English 英文名稱

Name in Chinese 中文名稱

ote 註 13) **Hong Kong Address 香港地址**

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

ote 註 11) **E-mail Address 電郵地址**

Form 表格 **N3**

Company Number 公司編號

F-5056

9 Secretary 秘書

A. Individual Secretary 個人秘書

(Use Continuation Sheet B if more than 1 individual secretary 如有超過一名個人秘書，請用續頁B填報)

Name in English 英文姓名	NG (Surname 姓氏)	Phyllis Sum Yu (Other Names 名字)
Name in Chinese 中文姓名	吳心瑜	
Previous Names 前用姓名	NG Lai Yin Phyllis	
Alias 別名	N/A	
Residential Address 住址	Flat 16/F, Block 1, Sun Yuen Long Centre, 8 Long Yat Road, Yuen Long, New Territories, Hong Kong	Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 14) E-mail Address 電郵地址: N/A

Note 註 15) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: G541346(9)

b Passport 護照: Issuing Country 簽發國家: N/A; Number 號碼: N/A

B. Corporate Secretary 法人團體秘書

(Use Continuation Sheet B if more than 1 corporate secretary 如有超過一名法人團體秘書，請用續頁B填報)

Note 註 16) Name in English 英文名稱

Note 註 16) Name in Chinese 中文名稱

Note 註 17) Address 地址 — Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 14) E-mail Address 電郵地址

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

Form 表格 **N3**

Company Number 公司編號

F-5056

10 Directors 董事

A. Individual Director 個人董事

(Use Continuation Sheet C if more than 2 individual directors 如有超過兩名個人董事，請用續頁C填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) 1 Capacity 身份 ☑ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

Name in English 英文姓名	Surname 姓氏: LEE; Other Names 名字: Richard Man Fai
Name in Chinese 中文姓名	李文輝
Previous Names 前用姓名	N/A
Alias 別名	N/A
Residential Address 住址	17th Floor, Flat A1, Block A, Villa Monte Rosa, 41A Stubbs Road, Hong Kong; Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) E-mail Address 電郵地址	N/A

(Note 註 15) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: D197329(1)

b Passport 護照: Issuing Country 簽發國家: N/A; Number 號碼: N/A

Form 表格 **N3**

Company Number 公司編號: F-5056

10 Directors 董事 (cont'd 續上頁)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) 2 Capacity 身份: ☑ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替:

Name in English 英文姓名	Surname 姓氏: LEE; Other Names 名字: Jeff Man Bun
Name in Chinese 中文姓名	李文彬
Previous Names 前用姓名	N/A
Alias 別名	N/A
Residential Address 住址	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong; Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) E-mail Address 電郵地址	N/A

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D547797(3)

b Passport 護照: Issuing Country 簽發國家: N/A; Number 號碼: N/A

Form 表格 **N3**

Company Number 公司編號

F-5056

10 Directors 董事 (cont'd 續上頁)

B. Corporate Director 法人團體董事

(Use Continuation Sheet D if more than 1 corporate director 如有超過一名法人團體董事，請用續頁D填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☐ Director 董事 ☐ Alternate Director 候補董事 Alternate to 代替

Name in English 英文名稱

Name in Chinese 中文名稱

Note 註 17) **Address 地址** Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

11 Share Capital 股本 *(As at the date of this return 截至本申報表日期)*

(Only applicable to a company having a share capital 只適用於有股本公司)

Authorized Share Capital 法定股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	350,000,000

Issued Share Capital 已發行股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	30,637,771

Form 表格 **N3**

Company Number 公司編號

F-5056

12 Accounts 帳目

(Please complete Section A or B as appropriate 請填報A或B項)

(Note 註 19) **A. Accounts required under section 336 of the Companies Ordinance are submitted with this form**
隨本表格提交《公司條例》第 336 條規定的帳目

Period Covered by the Accounts 該等帳目所涵蓋的會計期

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
01	01	2007		31	12	2007

(Note 註 20) **B. Accounts required under section 336 of the Companies Ordinance are not submitted with this form for the following reason: -**
並無隨表提交《公司條例》第 336 條規定的帳目，原因如下：-

Please tick the relevant box 請在適用的空格內加上 ✓ 號

☐ The company is neither required by the law of the place of its incorporation, the laws of any other jurisdictions where the company is registered as a company, nor the rules of the stock exchange or similar regulatory bodies in any of those jurisdictions to publish its accounts or to deliver copies of its accounts to any person in whose office they may be inspected as of right by members of the public.

公司成立爲法團所在的地方的法律或在其註冊成爲公司的任何其他司法管轄區的法律，以及任何該等司法管轄區的證券交易所或類似的監管機構的規章，均沒有規定公司須發表帳目或交付帳目副本予任何人，讓公眾人士按應有權利在該人的辦事處查閱。

☐ The company has been incorporated for less than 18 months prior to the date of delivery of the return under section 334(1) of the Companies Ordinance and the accounts of the company that are required to be published have not been made up.

公司成立爲法團的日期與根據《公司條例》第334(1)條規定交付申報表的日期相距少於18個月，而公司須發表的帳目仍未擬備。

Note 註 21)

Advisory Note 提示

All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.
所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。

This Return includes the following Continuation Sheet(s). 本申報表包括下列續頁。

Continuation Sheet(s) 續頁	A	B	C	D
Number of pages 頁數	0	0	6	0

Note 註 5) Signed 簽署 : [signature]

Name 姓名 : Phyllis Sum Yu NG

Date 日期 : 02 / 07 / 2008
DD 日 / MM 月 / YYYY 年

~~Director /~~ Secretary ~~/ Manager /~~
~~Authorized Representative~~*
董事／秘書／經理／授權代表*

* *Delete whichever does not apply 請刪去不適用者*

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

02	07	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F-5056

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

WONG	Tik Tung
Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名 汪滌東

Previous Names 前用姓名 N/A

Alias 別名 N/A

Residential Address 住址

Flat B, 10/F, Block 8, Castello, Shatin
Hong Kong

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 14) **E-mail Address 電郵地址** N/A

Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: E936490(4)

b Passport 護照

N/A	N/A
Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

02	07	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F-5056

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) Capacity 身份 ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

HUI	Waison Chit Sing
Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名: 許捷成

Previous Names 前用姓名: N/A

Alias 別名: N/A

Residential Address 住址: 2nd Floor, 122 Ka Choi Lane, Tuen Mun, Hong Kong

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 14) E-mail Address 電郵地址: N/A

Note 註 15) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: E328911(0)

b Passport 護照

N/A	N/A
Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

02	07	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F-5056

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
TAN	Boon Seng

Name in Chinese 中文姓名 陳文生

Previous Names 前用姓名 N/A

Alias 別名 N/A

Residential Address 住址

25B, Po Garden, 9 Brewin Path, Hong Kong

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 14) **E-mail Address 電郵地址** N/A

Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K605919(8)

b Passport 護照

Issuing Country 簽發國家	Number 號碼
N/A	N/A

Form
表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

02	07	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F-5056

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) Capacity 身份 — ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
LEE	Raymond Cho Min

Name in Chinese 中文姓名: 李卓民

Previous Names 前用姓名: N/A

Alias 別名: N/A

Residential Address 住址: House F, 102 Repulse Bay Road, Repulse Bay, Hong Kong

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

Note 註 14) E-mail Address 電郵地址: N/A

Note 註 15) Identification 身份證明

a Hong Kong Identity Card Number 香港身份證號碼: P835935(4)

b Passport 護照

Issuing Country 簽發國家	Number 號碼
N/A	N/A

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

02	07	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號: F-5056

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名	Surname 姓氏: CHEUNG; Other Names 名字: Ying Kwan
Name in Chinese 中文姓名	張應坤
Previous Names 前用姓名	N/A
Alias 別名	N/A
Residential Address 住址	Flat G, 2/F, Block 3, Site 4, Whampoa Garden, Kowloon, Hong Kong; Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**	N/A

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: G606033(0)

b Passport 護照

Issuing Country 簽發國家	Number 號碼
N/A	N/A

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

02	07	2008
DD 日	MM 月	YYYY 年

Company Number 公司編號

F-5056

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
YUE	Kam Har

Name in Chinese 中文姓名: 余金霞

Previous Names 前用姓名: N/A

Alias 別名: N/A

Residential Address 住址: Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**: N/A

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: A320267(7)

b Passport 護照

Issuing Country 簽發國家	Number 號碼
N/A	N/A

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司
(Incorporated in Bermuda with limited liability)
（於百慕達註冊成立之有限公司）
(Stock Code 股票代號：720)

Brand with a Heart



Annual Report 2007
二零零七年年報

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
(Stock Code 股票代號：720)

RECEIVED
2008 JUL 29 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Certified True Copy
~~Director~~/Secretary

Acknowledgement
Companies Registry
H.K.
23/07/2008 [illegible]:35:06
Submission No/Seq No: [illegible]
CR No: [illegible]
Sh. Form: [illegible]

Brand with a Heart



Annual Report 2007
二零零七年年報

COPY

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

RESULTS OF THE SPECIAL GENERAL MEETING, ADJUSTMENTS OF SHARE OPTIONS AND ADJUSTMENT TO CONVERSION PRICE OF 7.25% COUPON CONVERTIBLE NOTE DUE 2008

Introduction

Reference is made to the Circular dated 7 April 2008 in relation to, among other matters, the Bonus Share Issue.

Results of the Special General Meeting Held on 30 April 2008

The Board is pleased to announce that all of the resolutions approving the Capital Reorganisation, the Bonus Share Issue, the refreshment of the Scheme Limit and granting of the General Mandates were duly passed by Shareholders by show of hands at the Special General Meeting held on 30 April 2008.

Adjustments of Share Options

Pursuant to the terms of the 2002 Share Option Scheme, adjustments are required to be made to the exercise price of and the number of Adjusted Shares to be allotted and issued upon exercise of the subscription rights attaching to the 16,397,866 outstanding options as a result of the Bonus Share Issue with effect from 9 May 2008, being the date of issue of the Bonus Shares.

Adjustment to Conversion Price of 7.25% Coupon Convertible Note Due 2008

Pursuant to the terms of the Convertible Note, adjustment is also required to be made to the conversion price at which the Convertible Note would be converted into Adjusted Shares as a result of the Bonus Share Issue from HK$1.00 per Adjusted Share to HK$0.83 per Adjusted Share with effect from 9 May 2008, being the date of issue of the Bonus Shares.

Introduction

Reference is made to the circular (the "**Circular**") of the Company dated 7 April 2008 in relation to, among other matters, the Bonus Share Issue. Definitions and terms used herein, unless the context requires otherwise, shall bear the same meanings as defined in the Circular.

Results of the Special General Meeting Held on 30 April 2008

The Board is pleased to announce that all of the resolutions approving the Capital Reorganisation, the Bonus Share Issue, the refreshment of the Scheme Limit and granting of the General Mandates were duly passed by Shareholders by show of hands at the Special General Meeting held on 30 April 2008.

Adjustments of Share Options

Pursuant to the terms of the 2002 Share Option Scheme, adjustments are required to be made to the exercise price of and the number of Adjusted Shares to be allotted and issued upon exercise of the subscription rights attaching to the 16,397,866 outstanding options as a result of the Bonus Share Issue.

In accordance with the terms of the 2002 Share Option Scheme and the supplementary guidance issued by the Stock Exchange on 5 September 2005 regarding adjustment of share options under Rule 17.03(13) of the Listing Rules, the exercise price of the options and the number of Shares to be allotted and issued upon exercise of the subscription rights attaching to the 16,397,866 outstanding options will be adjusted (the "**Adjustments**") with effect from 9 May 2008, being the date of issue of the Bonus Shares, in the following manner:

Options granted on 4 June 2002, 24 September 2002, 11 June 2007

Before completion of Bonus Share Issue		Upon completion of Bonus Share Issue	
Number of Shares to be issued	Exercise price per Share to be issued	Number of Adjusted Shares to be issued	Exercise price per Adjusted Share to be issued
7,177,866	HK$1.0000	8,613,439	HK$0.8333

Options granted on 9 August 2007

Before completion of Bonus Share Issue		Upon completion of Bonus Share Issue	
Number of Shares to be issued	Exercise price per Share to be issued	Number of Adjusted Shares to be issued	Exercise price per Adjusted Share to be issued
680,000	HK$1.2780	816,000	HK$1.0650

Options granted on 25 September 2007

Before completion of Bonus Share Issue		**Upon completion of Bonus Share Issue**	
Number of Shares to be issued	**Exercise price per Share to be issued**	**Number of Adjusted Shares to be issued**	**Exercise price per Adjusted Share to be issued**
8,540,000	HK$1.0440	10,248,000	HK$0.8700

HLB Hodgson Impey Cheng, the auditors of the Company, has reviewed and confirmed in writing that the Adjustments are in accordance with the terms of the 2002 Share Option Scheme.

Adjustment to Conversion Price of 7.25% Coupon Convertible Note Due 2008

Pursuant to the terms of the Convertible Note, adjustment is also required to be made to the conversion price at which the Convertible Note would be converted into Adjusted Shares as a result of the Bonus Share Issue from HK$1.00 per Adjusted Share to HK$0.83 per Adjusted Share with effect from 9 May 2008, being the date of issue of the Bonus Shares. All the other terms of the Convertible Note remain unchanged.

The above adjustment in relation to the conversion price has been computed and certified by Optima Capital Limited in accordance with the terms and conditions of the Convertible Note.

By Order of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 30 April 2008

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

FORM 1

COPY

RECEIVED
2008 JUL 29 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(1)

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Chan (Surname)	Kwok Keung Charles (Other names)	**8. Name of substantial shareholder (Chinese)** 陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

16	07	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103		205	2,472,000	HKD	0.500	0.500		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	47,827,538	15.61
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	50,299,538	16.41
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	6,114,000	
205	44,185,538	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	44,185,538	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	7,650,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	7,650,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	36,534,578	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	36,534,578	
Famex investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36.534.578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

18	07	2008
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments 0

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

COPY

FORM 1

2

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Ng (Surname)	Yuen Lan Macy (Other names)	**8. Name of substantial shareholder (Chinese)** 伍琬茵
6. HKID/Passport No. E691055(A)	**Country of Issue of Passport**	**9. Chinese Character Code** 012412385695
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

16	07	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103		204	2,472,000	HKD	0.500	0.500		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	47,827,538	15.61
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	50,299,538	16.41
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	50,299,538	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	50,299,538	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	44,185,538	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	7,650,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	7,650,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	36,534,578	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	36,534,578	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36.534.578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

18	07	2008
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments 0

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

FORM 1

COPY

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
HOH (Surname)	Siew Yit (Other names)	
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

29	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	201		94,388	HKD	0.600	0.593		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	122,477,510	39.97
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	122,383,122	39.94
Short position		
Lending pool		

* interest in shares: 119,340,009 (38.95%)

interest in share options: 3,043,113 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	120,000	
204#	2,923,113	
204*	2,779,725	
210*	116,560,284	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,923,113#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,779,725*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

02	06	2008
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments

SYH-24-29-05.08

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,659,113	^^
403	264,000	^^
403	120,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

REVISED

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		204	487,185					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	121,990,325	39.81
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	122,477,510	39.97
Short position		
Lending pool		

* interest in shares: 119,434,397 (38.98%)

interest in share options: 3,043,113 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	94,388	
201#	120,000	
204#	2,923,113	
204*	2,779,725	
210*	116,560,284	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,923,113#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,779,725*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,659,113 ^^	
403	264,000 ^^	
403	120,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of Issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		201	20,000					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	121,970,325	39.81
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	121,990,325	39.81
Short position		
Lending pool		

* interest in shares: 119,454,397 (38.98%)

interest in share options: 2,555,928 (0.83%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	94,388	
201#	120,000	
204#	2,435,928	
204*	2,779,725	
210*	116,560,284	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,779,725*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control.	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by su... antial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928	^^
403	220,000	^^
403	120,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

COPY

RECEIVED
2008 JUL 29 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		210	19,426,714					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,543,611	33.46
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	121,970,325	39.81
Short position		
Lending pool		

* interest in shares: 119,434,397 (38.98%)

interest in share options: 2,535,928 (0.82%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	94,388	
201#	100,000	
204#	2,435,928	
204*	2,779,725	
210*	116,560,284	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,779,725*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928	^^
403	220,000	^^
403	100,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

COPY

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and*
- *(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		201	15,731					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,527,880	33.46
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,543,611	33.46
Short position		
Lending pool		

* interest in shares: 100,007,683 (32.63%)

interest in share options: 2,535,928 (0.82%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	94,388	
201#	100,000	
204#	2,435,928	
204*	2,779,725	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,779,725*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928 ^^	/
403	220,000 ^^	/
403	100,000	/

Notes:-

^^ Share options granted to my spouse are included

FORM 1

COPY

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of Issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

16

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		204	463,287					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,064,593	39.97
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,527,880	33.46
Short position		
Lending pool		

* interest in shares: 99,991,952 (32.63%)

interest in share options: 2,535,928 (0.82%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	*Number of shares*	
	Long position	Short position
201*	78,657	
201#	100,000	
204#	2,435,928	
204*	2,779,725	
210*	97,133,570	

 # Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,779,725*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

18

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-23-09-05.08 1

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928	^^
403	220,000	^^
403	100,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

COPY REVISED

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. ~~Name of substantial shareholder (Chinese)~~** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		201	12,812					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,140,007	40.19
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,152,819	40.19
Short position		
Lending pool		

* interest in shares: 122,811,943 (40.08%)

interest in share options: 340,876 (0.11%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	76,876	
204#	264,000	
204*	122,811,943	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	340,876	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	264,000#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	122,811,943*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

FORM 1

COPY

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of substantial shareholder (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		204	44,000					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,096,007	40.17
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,140,007	40.19
Short position		
Lending pool		

* interest in shares: 122,811,943 (40.08%)

interest in share options: 328,064 (0.10%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	64,064	
204#	264,000	
204*	122,811,943	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	328,064	

19. Further information in relation to interests of childre… …der 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	264,000#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	122,811,943*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 1.

FORM 1

COPY

(faxed = 10x8)

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of substantial shareholder (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

WSL-19-09.05.08_1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115@		204	20,468,657					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,627,350	40.19
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,096,007	40.17
Short position		
Lending pool		

* interest in shares: 122,811,943 (40.08%)

interest in share options: 284,064 (0.09%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	64,064	
204#	220,000	
204*	122,811,943	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	284,064	

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	220,000#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	122,811,943*	

Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further Information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and*
- *(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Chan (Surname)	Kwok Keung Charles (Other names)	**8. Name of substantial shareholder (Chinese)** 陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117								
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	41,682,960	13.60
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	47,827,538	15.61
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	6,114,000	
205	41,713,538	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	41,713,538	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	36,534,578	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	36,534,578	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36,534,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

14	05	2008
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments 0

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

COPY

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Ng (Surname)	Yuen Lan Macy (Other names)	**8. Name of substantial shareholder (Chinese)** 伍婉蘭
6. HKID/Passport No. E691055(A)	**Country of issue of Passport**	**9. Chinese Character Code** 012412385695
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117								
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	41,682,960	13.60
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	47,827,538	15.61
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	47,827,538	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	47,827,538	

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	41,713,538	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	36,534,578	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	36,534,578	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36,534,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

14	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

Form 1.

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

FORM 1

COPY

RECEIVED
2008 JUL 29 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder),*
- *(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and*
- *(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
Chan (Surname)	Kwok Keung Charles (Other names)	陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

30	04	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		205	65,000					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,735,800	15.56
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,800,800	12.99
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	5,095,000	
205	34,705,800	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further Information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	34,705,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	4,315,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	4,315,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary T**[illegible]**ust**

Name of Trust	Address	Statu[illegible] ie (see [illegible]ote 5)	Number of shares	
			Long position	Short position

23. **Further infor**[illegible] **from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

05	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

Form 1.

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary Shares	306,377,710

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
Ng (Surname)	Yuen Lan Macy (Other names)	伍婉蘭
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
E691055(A)		012412385695
7. Address of substantial shareholder		**10. Daytime tel. No.**
30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		28318372
		11. e-mail address
		cosec@itc.com.hk

12. Date of relevant event

30	04	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		204	65,000					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,735,800	15.56
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,800,800	12.99
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	39,800,800	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	39,800,800	

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	34,705,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	4,315,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	4,315,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

05	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

Form 1.

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 1

(7)

RECEIVED
2008 JUL 29 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares, and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
Chan (Surname)	Kwok Keung Charles (Other names)	陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@ric.com.hk

12. Date of relevant event

(2)

30	04	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		205	863,160					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,800,800	12.99
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	40,663,960	13.27
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	5,095,000	
205	35,568,960	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	35,568,960	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

05	05	2008
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments 0

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House. 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famax Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 1

(8)

RECEIVED

2008 JUL 29 P 12:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Ng (Surname)	Yuen Lan Macy (Other names)	**8. Name of substantial shareholder (Chinese)** 伍婉蘭
6. HKID/Passport No. E691055(A)	**Country of issue of Passport**	**9. Chinese Character Code** 012412385695
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

(2)

30	04	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		204	863,160					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,800,800	12.99
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	40,663,960	13.27
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	40,663,960	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	40,663,960	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	35,568,960	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

05	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of -

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Chan (Surname)	Kwok Keung Charles (Other names)	**8. Name of substantial shareholder (Chinese)** 陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address coseo@itc.com.hk

12. Date of relevant event

30	04	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		201	1,019,000					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	40,663,960	13.27
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	41,682,960	13.60
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	6,114,000	
205	35,568,960	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	35,568,960	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

05	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

Form 1.

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 1

(1)

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Ng (Surname)	Yuen Lan Macy (Other names)	**8. Name of substantial shareholder (Chinese)** 伍婉蘭
6. HKID/Passport No. E691055(A)	**Country of issue of Passport**	**9. Chinese Character Code** 012412385695
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@lfc.com.hk

12. Date of relevant event

(2)

30	04	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		204	1,019,000					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	40,663,960	13.27
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	41,682,960	13.60
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	41,682,960	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	41,682,960	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.77 *(Note 1)*	N	35,568,960	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.69% of the issued share capital of ITC Corporation Limited and indirectly held approximately 30.08% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

05	05	2008
(day)	(month)	(year)

25. Number of continuation sheets: 1

26. Number of attachments: 0

Form 1.

FORM 1

COPY

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Chan (Surname)	Kwok Keung Charles (Other names)	**8. Name of substantial shareholder (Chinese)** 陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

12	03	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

17	03	2008
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	205	325,000	HKD	0.720	0.720		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,735,800	15.56
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,735,800	15.56
Short position		
Lending pool		

last SDI on 15.11.2007
38,310,800
+1,425,000

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	5,095,000	
205	34,640,800	

+565,000
+860,000

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.57 *(Note 1)*	N	34,640,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	4,315,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	4,315,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.75% of the issued share capital of ITC Corporation Limited and indirectly held approximately 29.82% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

20	03	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

Form 1.

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	Y	325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 1

COPY

(2)

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Ng (Surname)	Yuen Lan Macy (Other names)	**8. Name of substantial shareholder (Chinese)** 伍婉蘭
6. HKID/Passport No. E691055(A)	**Country of issue of Passport**	**9. Chinese Character Code** 012412385695
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@ltc.com.hk

12. Date of relevant event

12	03	2008
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

17	03	2008
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	204	204	325,000	HKD	0.720	0.720		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,735,800	15.56
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	39,735,800	15.56
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	39,735,800	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	39,735,800	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.57 *(Note 1)*	N	34,640,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	4,315,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	4,315,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,000,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.75% of the issued share capital of ITC Corporation Limited and indirectly held approximately 29.82% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has *set up* a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from *a party to an agreement* under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total *number of shares in* which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

20	03	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

Form 1.

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	Y	325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	Y	325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 2

(3)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

16	07	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103		205	2,472,000	HKD	0.500	0.500		
Short position									

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	41,713,538	13.61
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	44,185,538	14.42
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	44,185,538	

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	7,650,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	7,650,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	36,534,578	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	36,534,578	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36,534,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further Information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further Information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

18	07	2008
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

FORM 2

(3)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of -

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 306,377,710

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
'ed office ... House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

09	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117								
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	35,568,960	11.60
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	41,713,538	13.61
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	41,713,538	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

22. Further information in relation to interests of corpor. .ns controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	36,534,578	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	36,534,578	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36,534,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a st, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

14	05	2008
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

FORM 2

(6)

COPY

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 306,377,710
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder Famex Investment Limited	**8. Business registration number** 16661589-000	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 400762
6. Registered office 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

09	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117								
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	36,534,578	11.92
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	36,534,578	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

22. Further information in relation to interests of corporati... controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

23. Further Information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a . .t, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

14	05	2008
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 306,377,710
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder Hanny Holdings Limited	**8. Business registration number** 15210076-000	
	~~**9. Place of incorporation**~~ Bermuda	~~Certificate of Incorporation No.~~ 16725
6. Registered office Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	**10. Contact person** Mr. Richard Lui	
	11. Daytime tel. No. 31510369	**12. e-mail address**
7. Principal place of business in Hong Kong Unit 3101, 31/F., Bank of Amercia Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong	
	14. Name of listed parent and exchange on which parent is listed NIL	

15. Date of relevant event

09	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	36,534,578	11.92
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	390,000	
205	36,144,578	
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

14	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

(4)

COPY

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 306,377,710
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

09	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117								
Short position									

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

	Total number of shares	Percentage figure (%)
Long position	36,534,578	11.92
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	36,534,578	

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

22. Further information in relation to interests of corpora...ns controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	36,534,578	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36,534,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a t, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

14	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

(1)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of .

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 306,377,710

5. Name of substantial shareholder Mankar Assets Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 211977
6. Registered office Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

09	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117								
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	36,534,578	11.92
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	36,534,578	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	36,534,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	36,144,578	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	36,144,578	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a t[illegible], or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

14	05	2008
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Hanny Magnetics (B.V.I.) Limited	**8. Business registration number** NIL	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 29871
6. Registered office P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Mr. Richard Lui	
	11. Daytime tel. No. 31510369	**12. e-mail address**
7. Principal place of business in Hong Kong Unit 3101, 31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed Hanny Holdings Limited, Hong Kong Stock Exchange	

15. Date of relevant event

09	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	9.79
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	36,144,578	11.79
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	36,144,578	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	36,144,578	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

14	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

COPY

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Cross Profit Capital Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 607269
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Mr. Richard Lui	
	11. Daytime tel. No. 31510369	**12. e-mail address**
7. Principal place of business in Hong Kong Unit 3101, 31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed Hanny Holdings Limited, Hong Kong Stock Exchange	

15. Date of relevant event

08	05	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity ~~w~~hich shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	9.79
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	36,144,578	11.79
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	36,144,578	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	36,144,578	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
NIL						

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

14	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

(3)

COPY

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 306,377,710
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

(1)

30	04	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		205	65,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,640[illegible]	13.56
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,705,800	11.32
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	34,705,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corpora[illegible]s controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	4,315,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	4,315,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a ...t, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 2

(9)

COPY

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of .

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only)*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 308,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

(2) **15. Date of relevant event**

30	04	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		205	863,160					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,705,800	11.32
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	35,568,960	11 60
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	35,568,960	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. **Further information in relation to interests of corpor. ns controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	5,178,960	
Great Intelligence Holdings Limited	30/F, Bank of America To. ., 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	5,178,960	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,390,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 2

(6)

RECEIVED
2008 JUL 29 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 306,377,710
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder Famex Investment Limited	**8. Business registration number** 16661589-000	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 400762
6. Registered office 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

30	04	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		205	65,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,390,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corpo[illegible]ns controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of ust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 306,377,710
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder Hanny Holdings Limited	**8. Business registration number** 15210076-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. 16725
6. Registered office Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	**10. Contact person** Ms. Samantha Fung	
	11. Daytime tel. No. 31510318	**12. e-mail address**
7. Principal place of business in Hong Kong Unit 3101, 31/F., Bank of Amercia Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong	
	14. Name of listed parent and exchange on which parent is listed NIL	

15. Date of relevant event

30	04	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	- Select -	201	65,000	HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	390,000	
205	30,000,000	
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	rect interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

FORM 2

COPY

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 306,377,710
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

30	04	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		205	65,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,390,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. **Further information in relation to interests of corpor s controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Ho..dings Limited	100.00	N	30,390,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a [illegible], or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

COPY

RECEIVED
2008 JUL 29 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 2

(1)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,740
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Mankar Assets Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 211977
6. Registered office Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

30	04	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117		205	65,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,390,000	9.91
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,390,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporat controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,390,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.90	Y	390,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a [illegible]st, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Cross Profit Capital Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 607269
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Ms. Samantha Fung	
	11. Daytime tel. No. 31510318	**12. e-mail address**
7. Principal place of business in Hong Kong Unit 3101, 31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed Hanny Holdings Limited, Hong Kong Stock Exchange	

15. Date of relevant event

30	04	2008
(day)	*(month)*	*(year)*

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	*(month)*	*(year)*

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	11.75
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	9.79
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	ɾrect interest (Y/N)	Number of shares	
					Long position	Short Position
NIL						

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited ,		
2. Stock code	720 ,	**4. Number of issued shares in class** 306,377,710 ,
3. Class of shares	Ordinary Shares ,	

5. Name of substantial shareholder Hanny Magnetics (B.V.I.) Limited .	**8. Business registration number** NIL .	
	9. Place of Incorporation British Virgin Islands .	Certificate of Incorporation No. 29871 .
6. Registered office P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands ,	**10. Contact person** Ms. Samantha Fung .	
	11. Daytime tel. No. 31510318 ,	**12. e-mail address**
7. Principal place of business in Hong Kong Unit 3101, 31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong ,	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed Hanny Holdings Limited, Hong Kong Stock Exchange ,	

15. Date of *relevant event*

30 .	04 .	2008 ,
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares *(if later)*

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. **Total shares immediately before the relevant event**

	Total number of shares	*Percentage figure (%)*
Long position	30,000,000	11.75
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,000,000	9.79
Short position		
Lending pool		

20. ***Capacity in which interests disclosed in Box 19 are held***

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust or a founder of a Discretionary Trust

Name of Trust	Address	Status code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

05	05	2008
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

FORM 2

(3)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation
Wo Kee Hong (Holdings) Limited

2. Stock code 720

3. Class of shares Ordinary Shares

4. Number of issued shares in class
255,314,759

5. Name of substantial shareholder
ITC Corporation Limited

6. Registered office
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

7. Principal place of business in Hong Kong
30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong

8. Business registration number
15333933-000

9. Place of incorporation
Bermuda

Certificate of Incorporation No.
EC16980

10. Contact person
Maggie Kam

11. Daytime tel. No.
28318372

12. e-mail address
cosec@itc.com.hk

13. Exchange on which listed
Hong Kong Stock Exchange

14. Name of listed parent and exchange on which parent is listed

15. Date of relevant event

12	03	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

17	03	2008
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	205	325,000	HKD	0.720	0.720		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,640,800	13.56
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,640,800	13.56
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	34,640,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. **Further information in relation to interests of corpo~~ions controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	4,315,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	4,315,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	Y	325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of ust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

20	03	2008
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

FORM 2

CO

(6)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Famex Investment Limited	**8. Business registration number** 16661589-000	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 400762
6. Registered office 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

12	03	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

17	03	2008
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	205	325,000	HKD	0.720	0.720		
Short position									

18. Total shares *immediately before the relevant event*

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of co[illegible]rations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	Y	325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficia[illegible] a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

20	03	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited ,	
2. Stock code 720 ,	**4. Number of issued shares in class** 255,314,759 ,
3. Class of shares Ordinary Shares ,	

5. Name of substantial shareholder Hanny Holdings Limited,	**8. Business registration number** 15210076-000 .	
	9. Place of incorporation Bermuda ,	Certificate of Incorporation No. 16725 ,
6. Registered office Clarendon House, 2 Church Street, Hamilton HM11, Bermuda ,	**10. Contact person** Ms. Samantha Fung ,	
	11. Daytime tel. No. 31510318 ,	**12. e-mail address**
7. Principal place of business in Hong Kong 31/F., Bank of Amercia Tower, 12 Harcourt Road, Central, Hong Kong ,	**13. Exchange on which listed** Hong Kong ,	
	14. Name of listed parent and exchange on which parent is listed NIL	

15. Date of relevant event

12 ,	03 ,	2008 ,
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	201	325,000	HKD	0.720	0.720		- Select -
Sho.. position	- Select -	- Select -	- Select -						

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	325,000	
205	30,000,000	
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporatio[n c]ontrolled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a tru[illegible]r a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

14	03	2008
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

FORM 2

(4)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

12	03	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

17	03	2008
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	205	325,000	HKD	0.720	0.720		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	Y	325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

20	03	2008
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

FORM 2

COPY

(5)

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder Mankar Assets Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 211977
6. Registered office Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

12	03	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

17	03	2008
(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117	205	205	325,000	HKD	0.720	0.720		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. **Further information in relation to interests of cor[illegible]tions controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,000,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	Y	325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,000,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary o[illegible] rust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is *interested under section* 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

20	03	2008
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder Hanny Magnetics (B.V.I.) Limited	**8. Business registration number** NIL	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 29871
6. Registered office P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Ms. Samantha Fung	
	11. Daytime tel. No. 31510318	**12. e-mail address**
7. Principal place of business in Hong Kong 31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed Hanny Holdings Limited, Hong Kong Stock Exchange	

15. Date of relevant event

12	03	2008
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205	- Select -	325,000	HKD	0.720	0.720		- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	11.75
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a tru[illegible]r a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

14 ,	03 ,	2008 ,
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

FORM 3 A

COPY

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Bun Jeff (Other names)	**8. Name of Director (Chinese)** 李文彬
6. HKID/Passport No. D547797(3)	**Country of issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

04	06	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		377,557					
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	119,674,583	39.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,297,026	38.93
Short position		

* interest in shares: 118,861,426 (38.79%)

interest in share options: 435,600 (0.14%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	435,600	
201*	566,280	
205*	1,734,862	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests i[illegible]ted corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$0.8333		171,600
	409	11/06/2007	10/06/2013		HK$0.8333		120,000
	409	25/09/2007	24/09/2013		HK$0.8700		144,000
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,734,862	

21. **Further information in relation to interests held by Dir[illegible]r jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

05	06	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

COPY

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

04	06	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		264,289					
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,833,901	0.92
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	2,569,612	0.83
Short position		

* interest in shares: 2,304,240 (0.75%)

interest in share options: 265,372 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$0.8333		1,372
	409	11/06/2007	10/06/2013		HK$0.8333		60,000
	409	25/09/2007	24/09/2013		HK$0.8700		204,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

	06	2008
(day)	(month)	(year)

Raymond C. Lo

25. Number of continuation sheets

26. Number of attachments

Form 3A.

CML-15-04 06 08.xls

FORM 3 A

COPY

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of Issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

29 /	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	204		94,388	HKD	0.600	0.593		
Short position									

15. *Total shares in listed corporation immediately before the relevant event*

	Total number of shares	Percentage figure (%)
Long position	122,477,510	39.97
Short position		

16. *Total shares in listed corporation immediately after the relevant event*

	Total number of shares	Percentage figure (%)
Long position*#	122,383,122	39.94
Short position		

* interest in shares: 119,340,009 (38.95%)

\# interest in share options: 3,043,113 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,923,113	
204#	120,000	
201*	2,779,725	
210*	116,560,284	

* interest in shares

\# interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	*Short position*
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	120,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dire) jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

02	06	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-24-29-05.08

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		264,000
	409	24/09/2002	23/09/2008		HK$0.8333		2,659,113
	409	25/09/2007	24/09/2013		HK$0.8700		120,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport YUE (Surname)	Kam Har (Other names)	**8. Name of Director (Chinese)** 余金霞
6. HKID/Passport No. A320267(7)	**Country of Issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		204	12,812					

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,140,007	40.19
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,152,819	40.19
Short position		

* interest in shares: 122,811,943 (40.08%)

interest in share options: 340,876 (0.11%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	264,000	
201*	6,251,659	
204#	76,876	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$0.8333		76,876^^
	409	11/06/2007	10/06/2013		HK$0.8333		96,000
	409	25/09/2007	24/09/2013		HK$0.8700		168,000

Short position(s)							

^^ share options granted to my spouse are included.

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	76,876#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by D[illegible]tor jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

RECEIVED
2008 JUL 29 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport YUE (Surname)	Kam Har (Other names)	**8. Name of Director (Chinese)** 余金霞
6. HKID/Passport No. A320267(7)	**Country of issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	44,000					

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,096,007	40.17
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,140,007	40.19
Short position		

* interest in shares: 122,811,943 (40.08%)

interest in share options: 328,064 (0.10%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	264,000	
201*	6,251,659	
204#	64,064	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$0.8333		64,064 ^^
	409	11/06/2007	10/06/2013		HK$0.8333		96,000
	409	25/09/2007	24/09/2013		HK$0.8700		168,000

Short position(s)							

^^ share options granted to my spouse are included.

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	64,064#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by D[illegible]tor jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport YUE (Surname)	Kam Har (Other names)	**8. Name of Director (Chinese)** 余金霞
6. HKID/Passport No. A320267(7)	**Country of issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		210	19,426,714					

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	103,669,293	33.83
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	123,096,007	40.17
Short position		

* interest in shares: 122,811,943 (40.08%)

interest in share options: 284,064 (0.09%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	220,000	
201*	6,251,659	
204#	64,064	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$1.0000		64,064 ^^
	409	11/06/2007	10/06/2013		HK$1.0000		80,000
	409	25/09/2007	24/09/2013		HK$1.0440		140,000

Short position(s)							

^^ share options granted to my spouse are included.

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	64,064#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by [illegible]ctor jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

COPY ① RECEIVED 2008 JUL 29 P 12:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport YUE (Surname)	Kam Har (Other names)	**8. Name of Director (Chinese)** 余金霞
6. HKID/Passport No. A320267(7)	**Country of Issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

(Faxed, 02 08)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		201	1,041,943					

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,627,350	40.19
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	103,669,293	33.83
Short position		

* interest in shares: 103,385,229 (33.74%)

interest in share options: 284,064 (0.09%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	220,000	
201*	6,251,659	
204#	64,064	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$1.0000		64,064 ^^
	409	11/06/2007	10/06/2013		HK$1.0000		80,000
	409	25/09/2007	24/09/2013		HK$1.0440		140,000

Short position(s)							

^^ share options granted to my spouse are included.

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	64,064#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

4

KHY-09-09.05.08 1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of Issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	487,185					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	121,990,325	39.81
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	122,477,510	39.97
Short position		

* interest in shares: 119,454,397 (38.98%)

interest in share options: 3,043,113 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,923,113	
204*	94,388	
204#	120,000	
201*	2,779,725	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	94,388*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	120,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Dire jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		264,000
	409	24/09/2002	23/09/2008		HK$0.8333		2,659,113
	409	25/09/2007	24/09/2013		HK$0.8700		120,000 ^^
Short position(s)							

<u>Notes:-</u>

^^ Share options granted to my spouse are included

FORM 3 A

COPY (4)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	306,377,710

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No. D197329(1)	**Country of Issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		204	20,000					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	121,970,325	39.81
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	121,990,325	39.81
Short position		

* interest in shares: 119,454,397 (38.98%)

interest in share options: 2,555,928 (0.83%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	94,388	
204#	120,000	
201*	2,779,725	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	94,388*	/
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	120,000#	/

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

18

21. Further information in relation to interests held by Dire[illegible] jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$0.8700		120,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

COPY

RECEIVED
2008 JUL 29 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(3)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		210	19,426,714					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,543,611	33.46
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	121,970,325	39.81
Short position		

* interest in shares: 119,434,397 (38.98%)

interest in share options: 2,535,928 (0.82%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	94,388	
204#	100,000	
201*	2,779,725	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	94,388*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dire jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		204	15,731					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,527,880	33.46
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,543,611	33.46
Short position		

* interest in shares: 100,007,683 (32.63%)

interest in share options: 2,535,928 (0.82%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	94,388	
204#	100,000	
201*	2,779,725	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	*Address*	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	94,388*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

8

21. **Further information in relation to interests held by Dire jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

RECEIVED
2008 JUL 29 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No. D197329(1)	**Country of Issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

(Form 9:43) RC
OE

RL-23-09-05.08 1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		201	463,287					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,064,593	39.97
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,527,880	33.46
Short position		

* interest in shares: 99,991,952 (32.63%)

interest in share options: 2,535,928 (0.82%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	78,657	
204#	100,000	
201*	2,779,725	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Dire[illegible] jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

5

RL-23-09-05.08 1

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

(4)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	306,377,710

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No. D547797(3)	**Country of Issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

13

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	135,526					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	119,539,057	39.01
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,674,583	39.06
Short position		

* interest in shares: 118,861,426 (38.79%)

interest in share options: 813,157 (0.26%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	813,157	
201*	566,280	
205*	1,734,862	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$0.8333		377,557
	409	24/09/2002	23/09/2008		HK$0.8333		171,600
	409	11/06/2007	10/06/2013		HK$0.8333		120,000
	409	25/09/2007	24/09/2013		HK$0.8700		144,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,734,862	

21. Further information in relation to interests held by Dire jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A

16

FORM 3 A

RECEIVED
2008 JUL 29 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(3)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	306,377,710

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No. D547797(3)	**Country of Issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		210	19,426,714					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,112,343	32.67
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,539,057	39.01
Short position		

* interest in shares: 118,861,426 (38.79%)

interest in share options: 677,631 (0.22%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	677,631	
201*	566,280	
205*	1,734,862	
210*	116,560,284	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		314,631
	409	24/09/2002	23/09/2008		HK$1.0000		143,000
	409	11/06/2007	10/06/2013		HK$1.0000		100,000
	409	25/09/2007	24/09/2013		HK$1.0440		120,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,734,862	

21. Further information in relation to interests held by Direc jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	116,560,284	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

MBL-07-09.05.08_3

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No. D547797(3)	**Country of Issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		205	289,143					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	99,823,200	39.06
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	100,112,343	32.67
Short position		

* interest in shares: 99,434,712 (32.45%)

interest in share options: 677,631 (0.22%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	677,631	
201*	566,280	
205*	1,734,862	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		314,631
	409	24/09/2002	23/09/2008		HK$1.0000		143,000
	409	11/06/2007	10/06/2013		HK$1.0000		100,000
	409	25/09/2007	24/09/2013		HK$1.0440		120,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,734,862	

21. **Further information in relation to interests held by Dire[illegible] jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

8

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Bun Jeff (Other names)	**8. Name of Director (Chinese)** 李文彬
6. HKID/Passport No. D547797(3)	**Country of issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

(Fax 001 : 10:28)

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		201	94,380					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	99,728,820	39.06
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	99,823,200	32.58
Short position		

* interest in shares: 99,145,569 (32.36%)

interest in share options: 677,631 (0.22%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	677,631	
201*	566,280	
205*	1,445,719	
210*	97,133,570	

* interest in shares

interest in share options

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		314,631
	409	24/09/2002	23/09/2008		HK$1.0000		143,000
	409	11/06/2007	10/06/2013		HK$1.0000		100,000
	409	25/09/2007	24/09/2013		HK$1.0440		120,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,445,719	

21. Further information in relation to interests held by Dire jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

REVISED

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport TAN (Surname)	Boon Seng (Other names)	**8. Name of Director (Chinese)** 陳文生
6. HKID/Passport No. K605919(8)	**Country of issue of Passport**	**9. Chinese Character Code** 711524293932
7. Address of Director Room 1506-07, 15/F., 9 Queen's Road, Central, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	34,000					

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	495,662	0.16
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	529,662	0.17
Short position		

* interest in shares: 325,662 (0.10%)

interest in share options 204,000 (0.06%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$0.8700		204,000
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Direct[illegible]intly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

(1)

(Faxed: 4/0V)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport TAN (Surname)	Boon Seng (Other names)	**8. Name of Director (Chinese)** 陳文生
6. HKID/Passport No. K605919(8)	**Country of Issue of Passport**	**9. Chinese Character Code** 711524293932
7. Address of Director Room 1506-07, 15/F., 9 Queen's Road, Central, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		201	54,277					

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	441,385	0.17
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	495,662	0.16
Short position		

* interest in shares: 325,662 (0.10%)

interest in share options 170,000 (0.05%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$1.0440		170,000
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Directc ıntly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A Revised

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	88,276					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	2,745,625	0.89
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	2,833,901	0.92
Short position		

* interest in shares: 2,304,240 (0.75%)

interest in share options: 529,661 (0.17%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$0.8333		264,289
	409	24/09/2002	23/09/2008		HK$0.8333		1,372
	409	11/06/2007	10/06/2013		HK$0.8333		60,000
	409	25/09/2007	24/09/2013		HK$0.8700		204,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

Raymond C. Lee

FORM 3 A Revised

RECEIVED
2008 JUL 29 P 12: 1-
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

F/15L : 4/5. Re Faxed 11/10 ?m (18/3)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		205	384,040					
Short position									

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,361,585	0.92
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	2,745,625	0.89
Short position		

* interest in shares: 2,304,240 (0.75%)

interest in share options: 441,385 (0.14%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		220,241
	409	24/09/2002	23/09/2008		HK$1.0000		1,144
	409	11/06/2007	10/06/2013		HK$1.0000		50,000
	409	25/09/2007	24/09/2013		HK$1.0440		170,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

Raymond c. Lee

CML-14-09.05.08_1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	306,377,710 ✓

5. Name of Director (English) as printed on HKID/Passport WONG (Surname)	Tik Tung (Other names)	**8. Name of Director (Chinese)** 汪滌東
6. HKID/Passport No. E936490(4)	**Country of issue of Passport**	**9. Chinese Character Code** 307633212639
7. Address of Director Flat B, 10/F., Block 8, Castello, Shatin, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

03	06	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

TTW-06.03.06.2008

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		65,000	HKD	0.600	0.6000		

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,720,000	1.21
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	3,655,000	1.19
Short position		

* interest in shares: 175,000 (0.05%)

interes in share options: 3,480,000 (1.13%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$0.8700		3,480,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

03	06	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

(2)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport WONG (Surname)	Tik Tung (Other names)	**8. Name of Director (Chinese)** 汪滌東
6. HKID/Passport No. E936490(4)	**Country of issue of Passport**	**9. Chinese Character Code** 307633212639
7. Address of Director Flat B, 10/F., Block 8, Castello, Shatin, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	580,000					

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,140,000	1.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	3,720,000	1.21
Short position		

* interest in shares: 240,000 (0.07%)

interes in share options: 3,480,000 (1.13%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$0.8700		3,480,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

(1)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport WONG (Surname)	Tik Tung (Other names)	**8. Name of Director (Chinese)** 汪滌東
6. HKID/Passport No. E936490(4)	**Country of Issue of Passport**	**9. Chinese Character Code** 307633212639
7. Address of Director Flat B, 10/F., Block 8, Castello, Shatin, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

(Faxed: 12:06) JW

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		201	40,000					

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	3,100,000	1.21
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	3,140,000	1.02
Short position		

* interest in shares: 240,000 (0.07%)

interes in share options: 2,900,000 (0.94%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$1.0440		2,900,000

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport HUI (Surname)	Chit Sing Waison (Other names)	**8. Name of Director (Chinese)** 許捷成
6. HKID/Passport No. E328911(0)	**Country of issue of Passport**	**9. Chinese Character Code** 607922122052
7. Address of Director 2nd Floor, 122 Ka Choi Lane, Tuen Mun, New Territories, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

CSH-04-09.05.08_2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	140,000					

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	820,000	0.26
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	960,000	0.31
Short position		

* Interest in shares: 120,000 (0.03%)

Interest in share options: 840,000 (0.27%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$0.8700		840,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

COPY

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HUI (Surname)	Chit Sing Waison (Other names)	許捷成
6. HKID/Passport No. E328911(0)	**Country of issue of Passport**	**9. Chinese Character Code** 607922122052
7. Address of Director 2nd Floor, 122 Ka Choi Lane, Tuen Mun, New Territories, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

(Faxed = 11:15)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@		201	20,000					

@ Bonus Share Issue on the basis of one Bonus Share on every five Adjusted Share.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	800,000	0.31
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	820,000	0.26
Short position		

* Interest in shares: 120,000 (0.03%)

Interest in share options: 700,000 (0.28%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$1.0440		700,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

COPY

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 306,377,710
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
CHEUNG (Surname)	Ying Kwan (Other names)	張應坤
6. HKID/Passport No. G606033 (0)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of Director Flat G, 2/F, Block 3, Site 4, Whampoa Garden, Kowloon, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

09	05	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

(Faxed, 10:51)

YKC-03-09.05.08

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@		201	44,000					
Short position									

@ Adjustment to number and subscription price of share options after the Bonus Share Issue on 9 May 2008

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	220,000	0.08
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	264,000	0.08
Short position		

interest in share options

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$0.8333		60,000
	409	25/09/2007	24/09/2013		HK$0.8700		204,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2008
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

COPY

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

(the "Company")

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 4 June 2008

Present: Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

(a) It was noted that pursuant to Clause 7(a) of the 2002 Share Option Scheme adopted by the Company on 30 May 2002 (the "2002 Scheme"), the options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix A lapsed as at 4 June 2008.

(b) It was also noted that pursuant to the Clause 7(b) of the 2002 Share Option Schemes adopted by the Company on 30 May 2002 (the "2002 Scheme"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employee listed on the Appendix B had ceased to be the employee of the Company or its relevant Subsidiaries as at 4 June 2008.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix A

Share Options lapsed due to the expiry of the Option Period under 2002 Share Option Scheme

Name of Eligible Person(s)	No. of Option(s) Lapsed
Herbert ADAMCZYK	755,114
CHEUNG Kwok Chuen	471,946
CHEUNG Wing Hung	283,167
CHIA Kwang Liang	283,167
HO Kwok Wai	283,167
IP Tin Kit Willen	377,557
LEE Cho Min Raymond	264,289
LEE Man Bun	377,557
LIM Sau Hoo	188,778
MAK Kin Keung	188,778
NG Chi Kwan	128,778
NG Sum Yu Phyllis	326,336
TANG Wai Ying	257,557
WAI Sek Yuen Stanley	188,778
YEO Eng Keng	188,778
YU Hok Kwan	188,778
Total no. of share option(s) lapsed	4,752,525

Appendix B

Share Options Lapsed under the 2002 Share Option Scheme due to Termination of Employment of Grantee on or before 4 June 2008

Name of Employee	Date of Termination of Employment	No. of Option(s) Lapsed
YAU Yu Cheung	29/02/2008	447,946
Total no. of share options lapsed		447,946

END